Exhibit 10.1

EXECUTION VERSION

ASSET PURCHASE AGREEMENT

by and between

WIDEOPENWEST, INC,

and

WIDEOPENWEST OHIO LLC,

and

WIDEOPENWEST CLEVELAND LLC,

and

ATLANTIC BROADBAND (OH), LLC,

and

ATLANTIC BROADBAND FINANCE, LLC

Dated as of June 30, 2021

-ii-

-iii-

-iv-

ASSET PURCHASE AGREEMENT

This ASSET PURCHASE AGREEMENT (this “Agreement”) is entered into as of June 30, 2021 (the “Execution Date”), by and among WideOpenWest, Inc., a Delaware corporation (“Seller”), WideOpenWest Ohio LLC, a Delaware limited liability company (“WOW Ohio”), WideOpenWest Cleveland LLC, a Delaware limited liability company, (“WOW Cleveland”), Atlantic Broadband (OH), LLC, a Delaware limited liability company (“Purchaser”) and Atlantic Broadband Finance, LLC, a Delaware limited liability company (“Parent”). Purchaser, Seller, and the Seller Subsidiaries are sometimes referred to herein collectively as the “Parties” and each as a “Party.”

RECITALS

WHEREAS, Seller, directly and indirectly through certain of the Seller Subsidiaries, operates certain businesses in the territories that are the subject of the franchises set forth on Section 1.1(a) of the Seller Disclosure Schedule (collectively, the “Market”);

WHEREAS, Seller, directly and indirectly through certain of the Seller Subsidiaries, currently operates the business of providing subscribers with residential and commercial broadband and cable television services, including High Speed Internet Service, Voice Services and other products and services in the Market (such business, as currently conducted by Seller and the Seller Subsidiaries in the Market on the date of this Agreement, the “Business”); and

WHEREAS, Seller desires to sell (or cause to be sold), and Purchaser desires to purchase, the Acquired Assets, and Purchaser desires to assume the Assumed Liabilities, in each case upon the terms and subject to the conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants and premises contained herein and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, intending to be legally bound hereby, the Parties agree as follows:

Article I

DEFINITIONS

Section 1.1          Defined Terms. For the purposes of this Agreement, the following terms shall have the following meanings:

“Acquired Assets” means all of Seller’s and the Seller Subsidiaries’ rights, title and interest in and to all of the assets, properties, claims and rights owned, leased or used by Seller and the Seller Subsidiaries, whether real, personal or mixed, tangible or intangible, in electronic form or otherwise, exclusively or primarily used in or for the operation of the Business, including all of Seller’s and Seller’s Subsidiaries’ right, title and interest in and to the following assets (other than the Excluded Assets):

(i)	all trade accounts receivable generated by the Business;

(ii)	all assets exclusively or primarily used in the operation of the Business of the type shown on the Sample Closing Statement;

(iii)	the Systems;

(iv)	all machinery, customer premises equipment, other equipment, vehicles, tools, components, parts, inventory and all other tangible personal property (including office furniture, office equipment and supplies, and leasehold improvements) exclusively or primarily used in the operation of the Business (the “Tangible Personal Property”);

(v)	all computers, servers, workstations, routers, hubs, switches, data communications lines and other information technology equipment or systems (including all computer Software loaded thereon but only to the extent the Copyright embodied therein is owned by Seller or the Seller Subsidiaries (and not licensed from a third party); provided that, if such Software is licensed by a third party to Seller or the Seller Subsidiaries, only to the extent Seller or a Seller Subsidiary has transferred the license to any such Software to Purchaser pursuant to the terms of this Agreement, or Purchaser independently has a license to such Software), in each case exclusively or primarily used in the operation of the Business (the “Transferred IT Assets”);

(vi)	all Contracts to which the Seller or any Seller Subsidiary is a party and which are exclusively or primarily used in the operation of the Business (other than the Shared Contracts that are subject to the rights and obligations of the Parties with respect to such Contracts under Section 5.5(b) of this Agreement and the Transition Services Agreement, except solely relating to the portion of the Shared Contracts set forth on Section 5.5(b)(ii) of the Seller Disclosure Schedule that primarily relates to the Business) (the “Transferred Contracts”);

(vii)	the Acquired Intellectual Property;

(viii)	all Permits exclusively or primarily used in the operation of the Business (including, for the avoidance of doubt, all authorizations granted by LFAs);

(ix)	the Real Property Leases set forth on Section 3.10(a) of the Seller Disclosure Schedule;

(x)	all rights of Seller to and under the real property set forth on Section 3.10(c) of the Seller Disclosure Schedule, together with all improvements, fixtures, structures, facilities, and other appurtenances to such real property (the “Owned Real Property”);

(xi)	all books and records of the Business, including, to the extent permitted by Law, personnel records with respect to the Transferred Employees (excluding, for the avoidance of doubt, any (A) personnel records relating to Seller employees who do not become Transferred Employees and (B) competitively sensitive information related to the business of Seller or any of its Affiliates contained in books and records of the Business), other than Tax Returns and other books and records related to Taxes paid or payable by Seller or any of its Affiliates;

(xii)	all telephone numbers and IP addresses assigned to Seller and used exclusively or primarily in the operation of the Business; and

(xiii)	the assets set forth in Section 1.1(b)(i) of the Seller Disclosure Schedule.

“Acquired Intellectual Property” means all Intellectual Property Rights (other than Marks and Internet Properties) owned by Seller or its Subsidiaries that are primarily used in the Business, and all rights to seek and recover past, present and future damages and to seek equitable relief, including injunctions, for the infringement of any of the foregoing; provided that, notwithstanding the foregoing, with respect to Registered Intellectual Property, the Acquired Intellectual Property shall include only the Registered Intellectual Property, if any, listed in Section 1.1(c) of the Seller Disclosure Schedule.

“Action” means any claim, action, suit, arbitration, litigation or proceeding, in each case by or before any Governmental Authority including any charge, audit, investigation, examination or request for information by any Governmental Authority.

“Actual Fraud” of a Party means an intentional and willful misrepresentation of a representation or warranty set forth in Article III or Article IV by such Party that constitutes actual fraud as defined in accordance with the common law of the State of Delaware.

“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly, through one or more intermediaries, owns, controls, or is controlled by, or is under common control with, such first Person. The term “control” (including, with correlative meaning, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

“Ancillary Agreements” mean the Transition Services Agreement, the Assignment and Assumption Agreement, any special warranty deeds and other related conveyance documents required for the transfer and recordation of real property, including bills of sale, titles to vehicles, and any other Acquired Assets.

“Assignment and Assumption Agreement” means the Assignment and Assumption Agreement to be entered into at the Closing substantially in the form of Exhibit B hereto.

“Assumed Liabilities” means any and all Liabilities relating to or arising from the operation of the Business or the ownership of the Acquired Assets, including the following Liabilities:

(i)	all trade accounts payable generated by the Business after the Closing;

(ii)	all Liabilities arising out of or relating to the Business of the type shown on the Sample Closing Statement for the Business that are labelled (A) Accrued Liabilities – Vacation (with respect to Transferred Employees); (B) Accrued Liabilities – MDU Access Fees; (C) Property Taxes Payable; (D) Accrued Liabilities – Poles; (E) Unearned Service Revenues; (F) Accrued Liabilities – FSA; (G) ST Lease Liability – Operating; (H) LT Lease Liability – Operating; (I) Unearned Revenue – Advance Billing; (J) Unearned Revenue – Misc.; (K) Current Deferred Upfront Fees – Manual; (L) Unearned Revenue – Long Term; and (M) Long Term Deferred Upfront Fees.

(iii)	any and all Liabilities with respect to Taxes to the extent (A) imposed with respect to, arising out of or relating to the Acquired Assets, the Assumed Liabilities or the Business (in each case, other than Excluded Taxes), (B) imposed on Purchaser, or (C) Purchaser is liable therefor under Section 5.13(d);

(iv)	all Liabilities related to the operation of the Business and/or the ownership of the Acquired Assets arising out of any applicable Law (including interpretations of statutes, ordinances, rules and regulations) or other action taken by a Governmental Authority with respect to any such Law;

(v)	any and all Liabilities in respect of the Transferred Employees, other than any Liabilities explicitly retained by Seller pursuant to Article IX or pursuant to clause (viii) of the definition of Retained Liabilities;

(vi)	all Liabilities to the extent arising out of or relating to the Transferred Contracts and the Shared Contracts in accordance with Section 5.5(b) of this Agreement, other than Liabilities or obligations as a result of or arising out of any breach, violation, or default of any such Transferred Contracts or the Shared Contracts by Seller, the Seller Subsidiaries or Seller Affiliates prior to the Closing;

(vii)	all Liabilities associated with Permitted Liens;

(viii)	all Liabilities for warranty claims and product liability or similar claims, including all Actions relating to any such Liabilities, to the extent relating to or arising exclusively from the operation of the Business and/or the ownership of the Acquired Assets; and

(ix)	all Liabilities under Environmental Laws to the extent relating to or arising exclusively from the operation of the Business and/or the ownership of the Acquired Assets.

“Business Day” means any day that is not a Saturday, a Sunday or other day on which commercial banks in the City of New York, New York are required or authorized by Law to be closed.

“Business Employee” means any individual who is an employee of Seller or any Seller Subsidiary in the Market as of the Execution Date and is listed in Section 3.20(a) of the Seller Disclosure Schedule.

“Business Employee Benefit Plan” means each Seller Benefit Plan providing benefits to any Business Employee.

“Business Material Adverse Effect” means any event, change, effect or development, individually or in the aggregate, that has a material adverse effect on the business, financial condition or results of operations of the Business taken as a whole; provided that no such event, change, effect or development resulting or arising from or in connection with any of the following matters shall be deemed, either alone or in combination, to constitute or contribute to, or be taken into account in determining whether there has been, a Business Material Adverse Effect: (a) the general conditions or trends in the industries or businesses in which the Business is operated or otherwise relevant to the Business, including competition in geographic or service areas; (b) domestic, foreign or global political, economic, regulatory, business, monetary, financial, securities, or capital or credit market conditions or trends (including interest rates, exchange rates, or the price of commodities or raw materials); (c) geopolitical conditions, trade wars, tariffs or sanctions, any act of civil unrest, civil disobedience, war, sabotage, cybercrime or terrorism (including by cyberattack or otherwise), including an outbreak or escalation of hostilities involving the United States or any other Governmental Authority or the declaration by the United States or any other Governmental Authority of a national emergency or war, or any worsening of any such conditions threatened or existing on the date of this Agreement; (d) any natural or manmade disasters or weather developments, including earthquakes, hurricanes, tsunamis, typhoons, lightning, hail storms, blizzards, tornadoes, droughts, floods, cyclones, arctic frosts, mudslides and wildfires, acts of God, or any virus, pandemic (including Covid-19), epidemic or disease or similar force majeure events, including any material worsening of such conditions threatened or existing on the date of this Agreement; (e) the failure of Seller or any of its Affiliates to meet internal, Purchaser or analyst, published or other projections, forecasts, milestones, estimates, guidance or budgets or financial or operating predictions of revenue, earnings, cash flow or cash position for any period (provided that the underlying causes thereof, to the extent not otherwise excluded by this definition, may be deemed to contribute to a Business Material Adverse Effect; provided, further, that this clause (e) shall not be construed as implying that the Seller is making any representation or warranty hereunder with respect to any internal, Purchaser or analyst, published or other projections, forecasts, milestones, guidance, estimates or budgets and no such representations or warranties are being made); (f) any action taken or omitted to be taken by or at the request or with the consent of Purchaser or compliance with applicable Law or the covenants and agreements contained in this Agreement; (g) the execution, announcement or pendency of this Agreement and the Ancillary Agreements or the terms hereof or thereof (including the identity of Purchaser or any of its Affiliates), Seller’s compliance with or performance under the terms hereof or thereof or the announcement, pendency or consummation of the transactions contemplated hereby or thereby, including the impact thereof on the relationships, contractual or otherwise, with employees, labor unions, financing sources, customers, franchisees, suppliers, partners, Governmental Authorities or other business relationships; (h) changes in any Law (including any governmental or quasi-governmental action, including Covid-19 Measures, taken in connection with any virus, pandemic (including Covid-19), epidemic or disease or similar force majeure events, including any material worsening of such conditions) or changes in GAAP or other applicable accounting principles or standard or any interpretations thereof; (i) any litigation relating to or resulting from this Agreement or the transactions contemplated hereby; or (j) the Excluded Assets; provided that the matters described in clause (a), (b), (c), and (h) may be taken into account in determining whether there has been a Business Material Adverse Effect to the extent that they have a materially disproportionate effect on the Business in the aggregate relative to similarly situated businesses in the industries in which the Business operates (in which case only such incremental materially disproportionate impact may be taken into account in determining whether there has been a Business Material Adverse Effect).

“CFIUS” means the Committee on Foreign Investment in the United States, including any U.S. government agency acting in its capacity as a member agency thereof.

“CFIUS Clearance” shall mean that any of the following shall have occurred: (i) the 30 day assessment period under the DPA commencing on the date that the CFIUS Declaration is accepted by CFIUS shall have expired and the Parties shall have received written notice from CFIUS that such review has been concluded and that either the transactions contemplated by this Agreement do not constitute a “covered transaction” under the DPA or there are no unresolved national security concerns; (ii) CFIUS has notified the parties in writing that they may file a joint voluntary notice (a “JVN”) with respect to the transactions contemplated by this Agreement but that CFIUS is not requesting or requiring that a JVN be filed; or (iii) if CFIUS has requested or required the filing of a JVN, the parties shall have filed such JVN and CFIUS shall have concluded all action under the DPA on such JVN.

“CFIUS Declaration” shall mean a declaration with respect to the transactions contemplated by this Agreement prepared by Purchaser and Seller and submitted to CFIUS in accordance with the requirements of the DPA.

“Code” means the Internal Revenue Code of 1986, as amended.

“Communications Laws” means the applicable portions of Title 47 of the United States Code, applicable FCC regulations and orders, and any similar state or local Laws.

“Competition Laws” mean the HSR Act, the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and all other U.S. federal or state, or foreign or supranational Laws issued by a Governmental Authority that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Confidentiality Agreement” means the Confidentiality Agreement, dated March 2, 2021, between Cogeco Communications Inc. and Seller.

“Contract” means, whether written or oral, any legally binding lease, contract, license, arrangement, option, instrument or other agreement, including all amendments, supplements, and exhibits thereto, and including all commercial and residential customer agreements, IRU agreements, or service or purchase order, other than a Permit.

“Covid-19” means SARS-CoV-2 or Covid-19, and any evolutions thereof or related or associated epidemics, pandemic or disease outbreaks.

“Covid-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social or physical distancing, shutdown, closure, sequester, safety or similar Law, directive, guidelines or recommendations promulgated by any industry group, nationally or internationally recognized organization or any Governmental Authority, including, but not limited to, the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to Covid-19, including the CARES Act, Families First Act and American Rescue Plan Act of 2021.

“CPE” means consumer premises equipment and other reasonable and customary consumables.

“Credit Agreement” means that certain Credit Agreement, dated as of July 17, 2012, by and among WideOpenWest Finance, LLC, as borrower, WideOpenWest, Inc., as parent guarantor, JPMorgan Chase Bank, N.A., as administrative agent, and the lenders and other parties party thereto, as amended, restated, supplemented or otherwise modified from time to time prior to the date of this Agreement.

“Data Protection Law” means all applicable Laws relating to the protection or processing of Personal Data, data privacy, cybersecurity or the privacy of electronic communications in any relevant jurisdiction, including the General Data Protection Regulation ((EU) 2016/679), and any national implementing Laws relating thereto.

“Data Transmission Services” means the provision of an activated (i.e., lit) transmission circuit(s) between two or more points specified by the subscriber.

“Debt Financing Sources” means each Person (including, without limitation, each agent and arranger) that has committed to provide or otherwise entered into agreements in connection with the Debt Financing or any commitment to purchase securities from or place securities or arrange or provide loans for Purchaser in lieu of the Debt Financing under the Debt Commitment Letter, in each case in connection with the transactions contemplated hereby, including (without limitation) any commitment letters, engagement letters, credit agreements, loan agreements or indentures relating thereto, together with each affiliate thereof and each officer, director, employee, partner, controlling person, advisor, attorney, agent and representative of each such Person or affiliate and their respective permitted successors and assigns.

“DPA” shall mean Section 721 of Title VII of the Defense Production Act of 1950, as amended, and including the regulations of CFIUS promulgated thereunder, codified at 31 C.F.R. Part 800, et seq.

“Effective Time” means 12:01 a.m., New York City time on the Closing Date.

“Environmental Laws” means any Law relating to the pollution or protection of the environment, public health and safety and natural resources, including the use, handling, transportation, treatment, storage, disposal, release or discharge of Regulated Substances, including but not limited to the Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. § 9601 et seq.), the Hazardous Materials Transportation Act (49 U.S.C. App. § 1801 et seq.), the Resource Conservation and Recovery Act (42 U.S.C. § 6901 et seq.), the Clean Water Act (33 U.S.C. § 1251 et seq.), the Clean Air Act (42 U.S.C. § 7401 et seq.) the Toxic Substances Control Act (15 U.S.C. § 2601 et seq.), the Federal Insecticide, Fungicide, and Rodenticide Act (7 U.S.C. § 136 et seq.), and analogous state and local law as each has been amended prior to the Closing Date.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any Person, that together with Seller, is or was at any time treated as a single employer under Section 414 of the Code or Section 4001 of ERISA and any general partnership of which the Seller is or has been a general partner.

“Estimated Closing Adjustment Amount” means an amount, which may be positive or negative, equal to (a) the Estimated Closing Working Capital minus (b) the Target Working Capital.

“Excluded Assets” means all of the business, assets, properties, contractual rights, goodwill, going concern value, rights and claims of Seller or the Seller Subsidiaries, wherever situated and of whatever kind and nature, real or personal, tangible or intangible, whether or not reflected on the books and records of Seller or the Seller Subsidiaries (other than the Acquired Assets). Without limiting the generality of the preceding sentence, the Excluded Assets include the following (for purposes of clarification, no portion of the following items described in the remainder of this definition shall constitute an Acquired Asset):

(i)	cash and cash equivalents;

(ii)	all intercompany receivables;

(iii)	Seller’s and Seller Subsidiaries’ governing documents, qualifications to conduct business as a foreign entity, arrangements with registered agents relating to foreign qualifications, taxpayer and other identification numbers, seals, minute books, stock transfer books, blank stock certificates and other documents relating to the organization, maintenance and existence of Seller and the Seller Subsidiaries as corporations, partnerships, limited liability companies or other entities;

(iv)	any of the rights of Seller under this Agreement and the instruments and certificates delivered in connection with this Agreement and the Ancillary Agreements;

(v)	any books, records, correspondence, and other documents and the right to receive mail and other communications addressed to Seller that, in each case, relate to clause (iv) above or the Retained Liabilities, including personnel files relating to any employees of Seller who are not Transferred Employees;

(vi)	any prepaid Taxes and any refunds, credits, overpayments, or similar items or recoveries of or against Taxes of Seller or any of its Affiliates or of any Excluded Taxes;

(vii)	Tax Returns and other books and records related to Taxes paid or payable by Seller or any of its Affiliates;

(viii)	the sponsorship of, and assets maintained pursuant to or in connection with, any benefit or compensation plan, program, Contract or arrangement, including any Business Employee Benefit Plan;

(ix)	Software, hardware and other information technology assets not used exclusively in connection with the Business (other than the Acquired Assets expressly described in clause (v) of the definition of Acquired Assets);

(x)	any (A) personnel records relating to Seller employees who do not become Transferred Employees and (B) competitively sensitive information related to the business of Seller’s Affiliates contained in books and records of the Business;

(xi)	any insurance policies of Seller and the Seller Subsidiaries and any rights and claims under such insurance policies;

(xii)	any Contract that does not constitute a Transferred Contract;

(xiii)	all rights, claims and causes of action relating to any Excluded Asset or Retained Liability;

(xiv)	all Retained Names and Marks;

(xv)	all other Intellectual Property Rights not included in the Acquired Intellectual Property (including, as an Excluded Asset the Intellectual Property Rights listed in Section 1.1(f) of the Seller Disclosure Schedule); and

(xvi)	the assets set forth on Section 1.1(g) of the Seller Disclosure Schedule.

“Excluded Taxes” means any Taxes to the extent (a) imposed on Seller or any Seller Subsidiaries for any period (including any Liability for the unpaid Taxes of any person under Reg. Section 1.1502-6 (or any similar provision of state, local, or non-U.S. law), as a transferee or successor or by contract) or (b) imposed with respect to the Acquired Assets, the Assumed Liabilities or the Business for any Pre-Closing Tax Period or portion thereof, in each case, if applicable, allocated in accordance with Section 5.13(c); provided that Excluded Taxes shall not include any Transfer Tax for which Purchaser is responsible pursuant to Section 5.13(d).

“FCC” means the U.S. Federal Communications Commission or any successor federal agency.

“Final Closing Adjustment Amount” means an amount, which may be positive or negative, equal to (a) the Final Closing Working Capital minus (b) the Target Working Capital.

“Final Closing Working Capital” means Working Capital as of the Effective Time.

“GAAP” means generally accepted accounting principles in the United States.

“Governmental Authority” means foreign, domestic, supranational, federal, territorial, state or local governmental entity, quasi-governmental entity, court, tribunal, judicial or arbitral body, commission, board, bureau, agency or instrumentality, or any regulatory, administrative or other department, agency, or any political or other subdivision, department or branch of any of the foregoing, including for the avoidance of doubt any LFA.

“High Speed Internet Service” means Internet access and backbone connectivity services offered to subscribers of broadband access to the Internet that provides subscribers with the capability to generate, store, process and retrieve information via residential and commercial high speed internet, fiber, WAN and other telecommunications.

“Holdback Amount” means an amount equal to two million five hundred thousand dollars ($2,500,000).

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Indebtedness” means any of the following: (a) any indebtedness for borrowed money (including overdraft facilities) (whether short term or long term) or any loans from shareholders; (b) all obligations for the deferred purchase price of property; (c) any obligations evidenced by bonds, debentures, notes or other similar instruments or debt securities; (d) any indebtedness arising under capitalized leases, conditional sales contracts and other similar title retention instruments; (e) any obligations, contingent or otherwise, under acceptance, letters of credit or similar facilities, in each case, solely to the extent drawn upon; (f) all loans due to any related party, including any shareholder; (g) any accrued interest, fees and charges in respect of any of the foregoing; and (h) any prepayment premiums and penalties, and any other fees, expenses, indemnities and other amounts payable as a result of the prepayment or discharge of any of the foregoing at or prior to the Closing.

“Intellectual Property” or “Intellectual Property Rights” means any and all common law or statutory rights anywhere in the world arising under or associated with: (a) patents, patent applications, statutory invention registrations, registered designs, and similar or equivalent rights in inventions, designs, utility models, industrial models, industrial designs and all related continuations, reexaminations, certificates of invention and design patents, applications for any of the foregoing and all rights therein provided by international treaties and conventions (“Patents”); (b) trademarks, service marks, trade dress, trade names, logos and other designations of origin (“Marks”); (c) domain names, social media handles and other names associated with Internet addresses, sites and services (“Internet Properties”); (d) copyrights and any other equivalent rights in works of authorship (including rights in Software as a work of authorship) and any other related rights of authors and mask work rights (“Copyrights”); (e) trade secrets and industrial secret rights, and rights in know-how, data and confidential or proprietary business or technical information that derives independent economic value, whether actual or potential, from not being known to other persons (“Trade Secrets”); and (f) other similar or equivalent intellectual property rights anywhere in the world.

“Laws” means any federal, state, local, foreign or supranational common law, statute, regulation, ordinance, rule, Order or decree by any Governmental Authority.

“LFA” means any state or local franchise authority or other similar Governmental Authority.

“Liabilities” means all debts, liabilities, guarantees, assurances, commitments and obligations and other liabilities, whether contingent or absolute, accrued or unaccrued, matured or unmatured, liquidated or unliquidated, known or unknown, asserted or unasserted, due or to become due, fixed or otherwise, whenever or however arising (including whether arising out of any Contract or tort based on negligence or strict liability), including any fines, penalties, losses, costs, interest, charges, expenses, damages, assessments, deficiencies, judgments, awards or settlements.

“Lien” means all liens, pledges, charges, claims, deed of trust, option, right of first refusal or other transfer restriction, security interests or other encumbrances, or any Contract granting any of the foregoing.

“Losses” means all losses, damages, penalties, liabilities, fines, costs and expenses (including reasonable attorneys’ fees), actually incurred or suffered by a Seller Indemnified Party or a Purchaser Indemnified Party, as applicable, in each case excluding the items set forth in Section 7.8.

“Order” means any outstanding order, judgment, writ, injunction, stipulation, award or decree, verdict or ruling issued by any Governmental Authority of competent jurisdiction.

“Permits” means all licenses, permits, approvals, registrations, authorizations, franchises, consents or orders of, or filings with, any Governmental Authority.

“Permitted Liens” means, with respect to the Business and the Acquired Assets and Assumed Liabilities, the following Liens: (a) Liens disclosed on or reflected in the Business Financial Statements; (b) Liens for Taxes, assessments or other governmental charges or levies that are not yet due or payable or that are being contested by appropriate Actions, that may thereafter be paid without penalty and for which an adequate reserve has been established; (c) statutory Liens of landlords and Liens of carriers, warehousemen, mechanics, materialmen, workmen, repairmen and other Liens imposed by Law in the ordinary course of business; (d) Liens incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance or other types of social security; (e) Liens incurred in the ordinary course of business securing Liabilities that are not material to the Business, as a whole; (f) with respect to real property, (i) easements, declarations, covenants, rights-of-way, restrictions and other charges, instruments or encumbrances affecting title to real estate, (ii) zoning ordinances, variances, conditional use permits and similar regulations, permits, approvals and conditions, (iv) Liens not created by Seller or any of the Seller Subsidiaries that affect the underlying fee interest of any Leased Real Property, including master leases or ground leases and any set of facts that an accurate up-to-date survey would show, and (v) Liens disclosed in the applicable title insurance policies or any schedules or other attachments thereto; provided that with respect to this clause (f), any such item does not materially interfere with the ordinary conduct of the Business; (g) Liens set forth in the governing documents of any Person; (h) Liens set forth in the Seller Disclosure Schedule; (i) Liens deemed to be created by this Agreement or any of the Ancillary Agreements; and (j) Liens which will be released at or prior to the Closing, including Liens securing obligations under the Credit Agreement or any Credit Document (as defined in the Credit Agreement), which are set forth on Section 1.1(j) of the Seller Disclosure Schedule.

“Person” means an individual, partnership (general or limited), corporation, limited liability company, joint venture, association or other form of business organization (whether or not regarded as a legal entity under applicable Law), trust or other entity or organization, including a Governmental Authority.

“Personal Data” means any information about an identifiable natural person that alone or in combination with other information identifies, or could be used to identify, a natural person, and includes information that is defined as “personal data,” “personally identifiable information,” “individually identifiable health information,” “protected health information” or “personal information” under any applicable Data Protection Law.

“Pre-Closing Tax Period” means any taxable period ending on or before the Closing Date and the portion of any Straddle Period ending on the Closing Date.

“Programming Agreements” means those Contracts by which the Seller or any Seller Subsidiary obtains those Signals which, in the absence of such Contracts, the Seller or any Seller Subsidiary, as applicable, would not have the right under applicable Law to distribute to subscribers.

“Public Utility Commission” means any U.S. state or municipality public service and public utilities commission, board, or agency or any similar Governmental Authority performing similar functions.

“Purchaser Material Adverse Effect” means any event, change, development or effect that is or would reasonably be expected to be, individually or in the aggregate, materially adverse to the ability of Purchaser to timely perform its obligations under this Agreement or to consummate the transactions contemplated by this Agreement and the Ancillary Agreements in accordance with the terms hereof and thereof.

“Registered Intellectual Property” means all U.S., international or foreign (a) issued Patents and Patent applications, (b) registered Marks and applications to register Marks, (c) registered Copyrights and applications for Copyright registration, (d) domain name registrations, and (e) any other Intellectual Property that is subject to any filing or recording with any Governmental Authority or other public or quasi-public legal authority (including domain name registrars).

“Regulated Substance” means any (a) hazardous substance as defined by any Environmental Law, (b) gasoline, diesel fuel, motor oil, waste or used oil, heating oil, kerosene and any other petroleum product, (c) regulated asbestos containing material as defined by 40 C.F.R. § 61.141, and (d) polychlorinated biphenyls, methane or radon.

“Representative” means any officer, director, manager, principal, attorney, agent, employee or other representative of any Person.

“Retained Liabilities” means all Liabilities of Seller, the Seller Subsidiaries and/or Affiliates of Seller other than the Assumed Liabilities. Without limiting the generality of the preceding sentence, the Retained Liabilities include the following (for purposes of clarification, no portion of the following items described in the remainder of this definition shall constitute an Assumed Liability):

(i)	Liabilities to the extent arising out of or related to the Excluded Assets (other than any Liabilities for which Purchaser or any of its Affiliates expressly has responsibility pursuant to the terms of this Agreement or any Ancillary Agreements, and other than Liabilities that are separately allocated pursuant to any other agreement or transaction related to such Excluded Assets between Seller or any of its Affiliates, on the one hand, and Purchaser or any of its Affiliates, on the other hand, including any commercial or other agreements unrelated to this Agreement, as applicable);

(ii)	all Liabilities arising out of or relating to the Business of the type shown on the Sample Closing Statement for the Business that are labelled (A) Accrued Payables - Trade; (B) Accrued Liabilities – 401k Contribution; (C) Accrued Liabilities – Payroll Taxes; (D) Accrued Liabilities – NCTC; (E) Accrued Liabilities – Direct; (F) Accrued Liabilities – Audit; (G) Accrued Liabilities – PPV/VOD; (H) Accrued Liabilities – Bonus; (I) Accrued Liabilities – Vacation (with respect to non-Transferred Employees); (J) Accrued Liabilities – Self Funded Health Care; (K) Accrued Liabilities – Franchise Fees; (L) Accrued Liabilities – Copyright Fees; (M) Accrued Liabilities – Federal USF; (N) Accrued Liabilities – Telephony; (O) Accrued Liabilities – Internet Circuit Costs; (P) Accrued Liabilities – Billing Services; (Q) Accrued Liabilities – Hardware/Software; (R) Accrued Liabilities – PR Taxes – Bonus; (S) Accrued Liabilities – OH CAT; (T) Accrued Liabilities – Ohio VSA Assessment Fees; (U) ST Lease Liability – Finance (Vehicles); (V) ST Lease Liability – Finance (Other); (W) LT Lease Liability – Finance (Vehicles); (X) LT Lease Liability Finance (Other); and (Y) Deferred ER OASDI Tax Liability;

(iii)	intercompany payables;

(iv)	any Liabilities of Seller arising or incurred in connection with the negotiation, preparation, investigation and performance of this Agreement, the Ancillary Agreements and the transactions contemplated hereby and thereby, including fees and expenses of counsel, accountants, consultants, advisers and others;

(v)	the Liabilities set forth in Section 1.1(b)(ii) of the Seller Disclosure Schedule;

(vi)	all Indebtedness;

(vii)	all trade accounts payable generated on or before the Closing;

(viii)	Liabilities for Excluded Taxes; and

(viii)        all Liabilities with respect to: (A) salary, wages, severance, vacation, or commission payments accrued but unpaid through the Closing for Business Employees, (B) workers’ compensation claims by Business Employees against any of the Seller or the Seller Subsidiaries in respect of events occurring prior to or on the Closing Date, or (C) any Seller Benefit Plans (excluding for the avoidance of doubt any arrangements deemed to provide any of the compensation or benefits referenced in clause (A) or (B) above to Transferred Employees for periods after the Closing).

“Seller Benefit Plan” means any employee benefit plan (within the meaning of Section 3(3) of ERISA, whether or not subject to ERISA) and any employee compensation, bonus, stock incentive, stock purchase, incentive, deferred compensation, retiree health or life insurance, supplemental retirement, superannuation, gratuity, jubilee, provident fund, employment, severance, retention, termination, change in control, welfare, cafeteria, post-employment, profit-sharing, disability, health, vacation, sick leave benefits, fringe benefits or other compensation or benefit plan, program or arrangement, that is sponsored, maintained, contributed to or required to be maintained or contributed to by Seller or any of its ERISA Affiliates or for which Seller or any of its ERISA Affiliates has or may have any Liability; provided that any governmental plan or program, and any other arrangement mandated under local Law or maintained by a Governmental Authority, requiring the mandatory payment of social insurance taxes or similar contributions with respect to a Business Employee will not be considered a “Seller Benefit Plan” for purposes of this Agreement.

“Seller Group Customers” means the customers of the Seller and the Seller Subsidiaries for the Business.

“Seller Licensed IP” means Intellectual Property (other than Patents, Marks and Internet Properties) that are (a) owned by Seller or a Seller Subsidiary as of the Closing Date, (b) not included in Acquired Intellectual Property, and (c) practiced, used or exploited by, or absent a license thereto or ownership thereof, would be infringed by, the Business as of the Closing Date.

“Seller Related Parties” means, collectively, Seller’s Affiliates and Seller’s and its Affiliates’ respective officers, directors, employees, members, partners, stockholders, equity holders, representatives and agents, and their respective successors and assigns.

“Seller Subsidiaries” means the direct or indirect Subsidiaries of Seller.

“Signals” means the transmissions (whether by antennae, microwave, satellite or otherwise) of video or audio programming or other Seller-distributed information that Seller or any Seller Subsidiary offers as a service to subscribers.

“Software” means computer software in any applicable form, including object code, source code, firmware and embedded versions thereof.

“Straddle Period” means any taxable period beginning on or before and ending after the Closing Date.

“Subsidiary” means any corporation or other organization, whether incorporated or unincorporated, of which such party directly or indirectly owns or controls at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization, or any organization of which such party is a general partner.

“Systems” means all of the assets, property and business of Seller and Seller Subsidiaries used, useful or planned to be used in providing cable services, High Speed Internet Service, Data Transmission Services, and Voice Services (including the Software, hardware, networks, hubs, nodes, poles and interfaces) in the Market, along with all activities and operations related thereto, including fiber optic cabling and other fixed network-related assets used by the Seller to carry out the Business as presently conducted, whether owned or leased by the Seller and irrespective of whether they are located on public or private property, including (but not limited to) wires, cables, conduits, poles, junction boxes, manholes, hand holes, connecting equipment and electronics.

“Target Working Capital” shall have the meaning set forth in Section 1.1(j) of the Seller Disclosure Schedule.

“Tax” means any foreign, federal, state, county or local income, sales, use, transfer, excise, franchise, stamp duty, custom duty, real and personal property, gross receipt, capital stock, business and occupation, disability, employment, payroll, recording, ad valorem, unemployment compensation, profits, registration, social security, estimated, add-on, minimum, or withholding tax and other taxes, duties or governmental levies of any nature whatsoever including all interest and penalties thereon and additions thereto.

“Tax Proceeding” means any audit, examination, contest, litigation, investigation, claim, or other Action with or against any Taxing Authority.

“Tax Return” means any return, declaration, report, claim for refund or information return or statement filed or required to be filed with any Taxing Authority, including any schedule or attachment thereto, and any amendment thereof.

“Taxing Authority” means any U.S. or non-U.S. federal, national, state, provincial, county or municipal or other local government, any subdivision, agency, commission or authority thereof responsible for the assessment, collection or administration of any Tax.

“to the Knowledge” of a Party (or similar phrases) means, (a) with respect to Seller, to the extent of matters which are actually known by any of the individuals set forth on Section 1.1(h) of the Seller Disclosure Schedule, after reasonable inquiry; or (b) with respect to Purchaser, to the extent of matters which are actually known by any of the individuals set forth on Section 1.1(a) of the Purchaser Disclosure Schedule, after reasonable inquiry.

“Transition Services Agreement” means the Transition Services Agreement executed on the date of this Agreement and effective as of, and contingent upon, the Closing.

“Universal Service Fund” means a state or the federal mechanism designated by applicable Law to support the availability of communications services, whether in high cost areas or to specific classes of customers (such as schools and libraries, low income consumers, hospitals or other designated customer classes).

“Voice Services” means local and long-distance telephone and related voice services offered by Seller and the Seller Subsidiaries to their subscribers.

“Willful Breach” means a breach of this Agreement that is the consequence of an act or omission by a Party with the actual knowledge that the taking of such act or failure to take such action would be a breach of this Agreement.

“Working Capital” means, for the applicable date, the net working capital of the Business (with respect to the following elements, to the extent included in the Acquired Assets or the Assumed Liabilities), calculated by subtracting (a) the sum of the amounts as of the close of business on the applicable date for the liability line items shown on the Sample Closing Statement, the Estimated Closing Statement or the Final Closing Statement, as the case may be, to be included in the calculation of Working Capital, from (b) the sum of the amounts as of the close of business on the applicable date for the asset line items shown on the Sample Closing Statement, the Estimated Closing Statement or the Final Closing Statement, as the case may be, to be included in the calculation of Working Capital, in each case, determined in accordance with the Transaction Accounting Principles; provided, however, that all such amounts shall be adjusted, if necessary, to exclude all amounts to the extent related to any Excluded Assets or Retained Liabilities; and provided, further, that Working Capital shall not include (i) cash or cash equivalents, and (ii) any deferred Tax assets or Liabilities or any current income Tax assets or Liabilities.

Section 1.2          Other Definitions. The following terms shall have the meanings defined in the Section indicated:

Term	Location
$	Section 10.1(b)
Agreement	Preamble
Alternative Financing	Section 5.22(c)
Approvals	Section 5.5(a)
Balance Sheet Date	Section 3.13(a)
Bankruptcy Code	Section 5.24(d)
Base Purchase Price	Section 2.4
Buffer Zone	Section 5.11(b)
Business	Recitals
Business Balance Sheet	Section 3.14(a)
Business Financial Statements	Section 3.13(a)
Business Guarantees	Section 5.8
Business Permits	Section 3.4(b)
Casualty Event	Section 7.9
Closing	Section 2.1
Closing Date	Section 2.3
Closing Purchase Price	Section 2.4
COBRA	Section 9.5(b)
Commitment Letters	Section 4.8(b)
Comparable Offer	Section 9.3(a)
control	Definition of Affiliate
controlled by	Definition of Affiliate
controlling	Definition of Affiliate
Copyrights	Definition of Intellectual Property
Current Representation	Section 10.12(a)
Debt Commitment Letter	Section 4.8(a)
Debt Financing	Section 4.8(a)
Definitive Agreements	Section 5.22(a)
Designated Person	Section 10.12(a)

Dispute Notice	Section 2.7(b)
Dispute Resolution Period	Section 2.7(b)
Enforceability Exceptions	Section 3.2
Estimated Closing Statement	Section 2.7(b)
Estimated Closing Working Capital	Section 2.7(b)
Existing and Replacement Stock	Section 5.9(b)
Facilities Communications Agreement	Section 3.6(a)(ii)
Final Allocation	Section 2.5(c)
Final Closing Statement	Section 2.7(c)
Final Purchase Price	Section 2.7(f)
Financing	Section 5.22
Financing Amounts	Section 4.8(d)
Indemnified Party.	Section 7.4(a)
Indemnifying Party	Section 7.4(a)
Independent Accounting Firm	Section 2.7(b)
Internet Properties	Definition of CFIUS
IRU	Section 3.6(a)(iv)
JVN	Definition of Intellectual Property
Leased Real Property	Section 3.10(a)
Legal Restraints	Section 6.1(c)
Lenders	Section 4.8(a)
Market	Recitals
Marks	Definition of Intellectual Property
Material Contract	Section 3.6(a)
New Plans	Section 9.3(b)
Objection Notice	Section 2.5(b)
Old Plans	Section 9.3(b)
Outside Date	Section 8.1(b)(i)
Overall Cap	Section 7.2(b)
Parties	Preamble
Party	Preamble
Patents	Definition of Intellectual Property
Periodic Taxes	Section 5.13(c)
Pole Attachment Agreement	Section 3.6(a)(iii)
Post-Closing Adjustment	Section 2.7(f)
Post-Closing Representation	Section 10.12(a)
Privileged Communications	Section 10.12(b)
Protected Period	Section 9.3(a)
Purchaser	Preamble
Purchaser 401(k) Plan	Section 9.3(e)
Purchaser Closing Certificate	Section 6.3(c)
Purchaser Disclosure Schedule	Article IV
Purchaser FSA Plan	Section 9.3(e)
Purchaser Group	Section 5.5(b)
Purchaser Indemnified Parties	Section 7.4(a)
Purchaser Related Parties	Section 7.5(b)

Purchaser Taxes	Section 7.4(c)
Purchaser’s Draft Allocation	Section 2.5(b)
R&W Cap	Section 7.2(c)
R&W Insurance Policy	Section 5.10
Real Property Lease	Section 3.10
Regulatory Approvals	Section 5.3(a)
Releasees	Section 7.5(b)
Requisite Retention Amount	Section 9.3(b)
Required Actions	Section 5.3(a)
Required Approvals	Section 6.1(a)
Restricted Purchaser Business	Section 5.11(b)
Retained Names and Marks	Section 5.9(a)
Sample Closing Statement	Section 2.7(a)
Seller	Preamble
Seller 401(k) Plans	Section 9.3(f)
Seller Closing Certificate	Section 6.2(c)
Seller Disclosure Schedule	Article III
Seller FSA Plan	Section 9.3(e)
Seller Group	Section 5.5(b)
Seller Indemnified Parties	Section 7.3
Seller Severance Policy	Section 9.3(a)
Seller Taxes	Section 7.4(c)
Service Coordinator	Section 5.28
Shared Contracts	Section 5.5(b)
Significant Customer Contracts	Section 5.5(b)
Tangible Personal Property	Definition of Acquired Assets
Tax Claim	Section 7.4(c)
Tax Controlling Party	Section 7.4(c)
Tax Non-Controlling Party	Section 7.4(c)
Third-Party Claim	Section 7.4(a)
Third-Party Consents	Section 5.5(a)
Trade Secrets	Definition of Intellectual Property
Transaction Accounting Principles	Section 2.6(b)
Transfer Taxes	Section 5.13(d)
Transferred Contracts	Definition of Acquired Assets
Transferred Employees	Section 9.1
Transferred FSA Balances	Section 9.3(e)
Transferred IT Assets	Definition of Acquired Assets
under common control with	Definition of Affiliate
Union	Section 3.20(b)
WARN	Section 3.14(b)
WOW Cleveland	Preamble
WOW Ohio	Preamble

Article II

PURPOSE AND ASSUMPTION

Section 2.1           The Purchase. Subject to and upon the terms and conditions set forth in this Agreement, at the closing of the transactions contemplated by this Agreement (the “Closing”), Seller shall, or shall cause the applicable Seller Subsidiaries to, sell, convey, transfer, assign and deliver to Purchaser, and Purchaser shall purchase and acquire from Seller and such Seller Subsidiaries, all of the right, title and interest of Seller and such Seller Subsidiaries in and to the Acquired Assets, free and clear of any Liens (other than Permitted Liens). Notwithstanding anything to the contrary herein, Seller and the Seller Subsidiaries shall retain, and Purchaser shall not purchase and acquire hereunder, the Excluded Assets.

Section 2.2           The Assumption. At the Closing, Purchaser shall assume and shall timely pay, perform, fulfill and discharge when due the Assumed Liabilities. Notwithstanding anything to the contrary herein, Seller and the Seller Subsidiaries shall retain, and Purchaser shall not assume, the Retained Liabilities.

Section 2.3           Closing. The Closing shall take place (i) at the offices of Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, New York 10019 (or at the request of either Party, by means of a virtual closing through electronic exchange of documents and signatures) at 10:00 a.m., New York City time, on any date that is at least sixty-five (65) days after the date of this Agreement and that is (i) five (5) Business Days after the date on which all of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied or waived on the Closing Date, but subject to the satisfaction or waiver of those conditions) are satisfied or waived; or (ii) at such other place, time or date as may be mutually agreed upon in writing by Seller and Purchaser. The date on which the Closing occurs is the “Closing Date.”

Section 2.4           Purchase Price. In consideration of the sale, transfer, conveyance, assignment and delivery by Seller and the Seller Subsidiaries of the Acquired Assets to Purchaser, Purchaser shall assume the Assumed Liabilities and pay to Seller a purchase price equal to one billion one hundred twenty five million dollars ($1,125,000,000) (the “Base Purchase Price”), plus the Estimated Closing Adjustment Amount (such Base Purchase Price, as adjusted by the Estimated Closing Adjustment Amount, less the Holdback Amount, the “Closing Purchase Price”).

Section 2.5           Allocation for Tax Purposes.

(a)          Seller and Purchaser agree to allocate and, as applicable, to cause their respective Affiliates to allocate, the Closing Purchase Price and any other amounts treated as consideration for Tax purposes among the Acquired Assets (and any assets that, for Tax purposes, are treated as assets purchased pursuant to this Agreement, the Ancillary Agreements) in accordance with Section 1060 of the Code and the Treasury Regulations promulgated thereunder.

(b)          Prior to the Closing Date, Seller, Seller Subsidiaries and their Representatives shall cooperate with Purchaser and its Representatives, upon reasonable notice during normal business hours, to provide Purchaser financial and other supporting data reasonably necessary for Purchaser to prepare the Purchaser’s Draft Allocation (as defined herein). Within forty-five (45) days following the Closing Date, Purchaser shall prepare and deliver to Seller an allocation of the purchase price (and all other amounts treated as consideration for U.S. federal income Tax purposes) among the Acquired Assets (“Purchaser’s Draft Allocation”). Seller may object to all or any portion of the Purchaser’s Draft Allocation by delivering to Purchaser, within thirty (30) days of receipt of Purchaser’s Draft Allocation, a notice of objection (“Objection Notice”), which shall specify the proposed allocations to which Seller objects. During the thirty (30)-day period following delivery of an Objection Notice, Seller and Purchaser shall cooperate in good faith to resolve any disputes in respect of the Purchaser’s Draft Allocation. If, within thirty (30) days after delivery of such Objection Notice, Purchaser and Seller are unable to resolve the objections set forth in the Objection Notice, all unresolved disputes shall be promptly referred to the Independent Accounting Firm. The Independent Accounting Firm shall be directed to render a written report on the unresolved disputed items with respect to the allocation of the purchase price (and all other amounts treated as consideration for U.S. federal income Tax purposes) as promptly as practicable, but in no event more than thirty (30) days after such submission to the Independent Accounting Firm, and to resolve only those unresolved disputed items set forth in the Objection Notice. The Parties shall reasonably cooperate with the Independent Accounting Firm, which cooperation shall include furnishing the Independent Accounting Firm with such work papers, schedules and other documents and information relating to the unresolved disputed items as the Independent Accounting Firm may reasonably request. Each of the Parties shall bear its own costs, expenses and disbursements with respect to the matters addressed in this Section 2.5; provided that the fees, costs, expenses and disbursements of the Independent Accounting Firm shall be borne equally by Purchaser and Seller.

(c)          The allocation, as finally determined pursuant to the procedures set forth in Section 2.5(b) shall be the final allocation (the “Final Allocation”). Each of Purchaser, Seller and their respective Affiliates agrees that such Person will report the sale of the Acquired Assets on all federal, state, and local Tax Returns in a manner consistent with the Final Allocation and shall make available (or send a copy) to the other Parties, upon written request, IRS Form 8594 required to be filed by each of the Parties with respect to the transactions contemplated hereby in accordance with Section 1060 of the Code. Each of Purchaser, Seller and their respective Affiliates further agrees that such Person will take no position inconsistent with the Final Allocation on any applicable Tax Return or in any audit or proceeding before any Taxing Authority. In the event that the allocation set forth on the Final Allocation is disputed by any Taxing Authority, the Party receiving notice of the dispute shall promptly notify the other Party hereto concerning resolution of the dispute.

Section 2.6           Closing Actions. Subject to the terms and conditions of this Agreement, at the Closing:

(a)          Actions by Seller. Seller shall:

(i)	deliver to Purchaser a counterpart for each of the Ancillary Agreements (other than the Transition Services Agreement), executed by Seller;

(ii)	deliver to Purchaser a duly executed IRS Form W-9; and

(iii)	deliver to Purchaser the Seller Closing Certificate.

(b)          Actions by Purchaser. Purchaser shall:

(i)	pay the Closing Purchase Price, in cash, by wire transfer of immediately available funds to one or more accounts designated by Seller;

(ii)	deliver a receipt for the Acquired Assets;

(iii)	deliver to Seller a counterpart for each of the Ancillary Agreements (other than the Transition Services Agreement), executed by Purchaser; and

(iv)	deliver to Seller the Purchaser Closing Certificate.

Section 2.7           Working Capital Purchase Price Adjustment.

(a)          Section 2.7 of the Seller Disclosure Schedule sets forth a statement showing the calculation of the net working capital of the Business as of the Balance Sheet Date, including the supporting documentation (collectively, the “Sample Closing Statement”), including the asset and liability line items and accounting principles used in such calculation, and assuming that only such asset and liability line items, if any, that constitute Acquired Assets or Assumed Liabilities under this Agreement will be transferred to Purchaser as of the Closing Date.

(b)          At least five (5) Business Days prior to the Closing Date, Seller shall cause to be prepared and delivered to Purchaser a closing statement (the “Estimated Closing Statement”) setting forth (i) a good-faith estimate of Final Closing Working Capital (the “Estimated Closing Working Capital”) and (ii) the Estimated Closing Adjustment Amount. The Estimated Closing Statement shall be prepared in accordance with GAAP and on a basis consistent with the same accounting principles, practices, methodologies and policies (the principles, practices, methodologies and policies so determined and applied in accordance with GAAP, the “Transaction Accounting Principles”), including the use of the same line items and line item entries, set forth on and used in the preparation of the Sample Closing Statement. Seller and Purchaser acknowledge that (A) the sole purpose of the determination of the Estimated Closing Statement is to adjust the Closing Purchase Price so as to reflect the change in net working capital resulting only from the operation of the Business and (B) such change can be measured properly only if the calculation is done using the same Transaction Accounting Principles. Seller shall concurrently deliver to Purchaser reasonable supporting calculations, data, and documentation showing in reasonable detail Seller’s good faith calculations underlying the Estimated Closing Statement.

(c)          Within ninety (90) days after the Closing Date, Seller shall prepare and deliver to Purchaser Seller’s good faith calculation of the (i) Final Closing Working Capital, including the use of the same line items and line item entries, set forth on and used in the preparation of the Estimated Closing Statement, (ii) Closing Purchase Price, and (iii) Final Closing Adjustment Amount, each prepared in accordance with the Transaction Accounting Principles (the “Final Closing Statement”).

(d)          Within forty-five (45) days following receipt by Purchaser of the Final Closing Statement, Purchaser shall deliver written notice to Seller of any dispute Purchaser has with respect to the preparation or content of the Final Closing Statement (the “Dispute Notice”); provided, however, that, if Purchaser does not deliver any Dispute Notice to Seller within such forty-five (45)-day period, the Final Closing Statement will be final, conclusive and binding on the Parties. The Dispute Notice shall set forth in reasonable detail the basis for any dispute included therein, the amounts involved and Purchaser’s determination of the Final Closing Adjustment Amount, including the Final Closing Working Capital; provided, however, that any dispute set forth in the Dispute Notice shall be limited to the determination of the Final Closing Adjustment Amount and Purchaser may not dispute the accounting principles, practices, methodologies and policies used in preparing the Final Closing Statement unless they are inconsistent with the Transaction Accounting Principles. Upon receipt by Seller of a Dispute Notice, Purchaser and Seller shall negotiate in good faith to resolve any dispute set forth therein. If Purchaser and Seller, such good-faith effort notwithstanding, fail to resolve any such dispute within fifteen (15) Business Days following receipt by Seller of the Dispute Notice (the “Dispute Resolution Period”), then Purchaser and Seller jointly shall engage, within ten (10) Business Days following the expiration of the Dispute Resolution Period, Ernst & Young Global Limited, or, if Ernst & Young Global Limited is unavailable or conflicted, another nationally recognized major accounting firm selected jointly by Seller and Purchaser (the “Independent Accounting Firm”) to resolve any such dispute. If Seller and Purchaser are unable to agree on the Independent Accounting Firm (if Ernst & Young Global Limited is unavailable or conflicted), then each of Seller and Purchaser shall select a nationally recognized major accounting firm, and the two (2) firms will mutually select a third (3rd) nationally recognized major accounting firm to serve as the Independent Accounting Firm. As promptly as practicable, and in any event not more than fifteen (15) days following the engagement of the Independent Accounting Firm, Purchaser and Seller shall each prepare and submit a presentation detailing each Party’s complete statement of proposed resolution of each issue still in dispute to the Independent Accounting Firm. Purchaser and Seller shall cause the Independent Accounting Firm to, as soon as practicable after the submission of the presentations described in the immediately preceding sentence and in any event not more than thirty (30) days following such presentations, make a final determination, binding on the parties hereto, of the appropriate amount of each of the line items that remain in dispute as indicated in the Dispute Notice. With respect to each disputed line item, such determination, if not in accordance with the position of either Seller or Purchaser, shall not be in excess of the higher, nor less than the lower, of the amounts advocated by Seller or Purchaser, as applicable, in their respective presentations to the Independent Accounting Firm described above. Notwithstanding the foregoing, the scope of the disputes to be resolved by the Independent Accounting Firm shall be limited to whether any determination of the Adjustment Amount was properly calculated in accordance with the Transaction Accounting Principles. All fees and expenses relating to the work, if any, to be performed by the Independent Accounting Firm shall be allocated between Purchaser and Seller in inverse proportion to the relative amounts of the aggregate of the disputed amounts determined by the Independent Accounting Firm to be for the account of Purchaser and Seller, respectively (i.e., so that the prevailing party bears a lesser amount of such costs, fees and expenses). All determinations made by the Independent Accounting Firm, and the Final Closing Statement, as modified by the Independent Accounting Firm, will be final, conclusive and binding on the parties hereto. The process set forth in this Section 2.7(d) shall be the sole and exclusive remedy of the Parties for any disputes related to the Final Closing Statement, the Final Closing Adjustment Amount, and the calculations and amounts on which they are based or set forth in the related statements and notices delivered in connection therewith, whether or not the underlying facts and circumstances constitute a breach of any representations or warranties contained in this Agreement.

(e)          For purposes of complying with the terms set forth in this Section 2.7, from and after the Closing, Seller and Purchaser shall cooperate with and make available to each other and their respective Representatives all information, records, data and working papers, in each case, to the extent related to the Acquired Assets, Assumed Liabilities or Business and shall permit access to its facilities and personnel, as may be reasonably required in connection with the preparation and analysis of the Final Closing Statement and the resolution of any disputes thereunder.

(f)          The “Post-Closing Adjustment” may be either a positive or negative amount, and shall be equal to (i) the Final Closing Adjustment Amount minus (ii) the Estimated Closing Adjustment Amount. If the Post-Closing Adjustment is a positive amount, then Purchaser shall pay such excess in cash to Seller within four (4) Business Days following the final determination of the Post-Closing Adjustment by wire transfer of immediately available funds to a bank account designated by Seller. If the Post-Closing Adjustment is a negative amount, then Seller shall pay such excess in cash to Purchaser within four (4) Business Days following the final determination of the Post-Closing Adjustment by wire transfer of immediately available funds to a bank account designated by Purchaser. The Closing Purchase Price, as adjusted by the Post-Closing Adjustment and when paid, the Holdback Amount, shall be the “Final Purchase Price.”

Section 2.8           Holdback Amount. The Parties have agreed that Purchaser shall pay to Seller, without any further action on the part of Seller, the Holdback Amount on the earlier to occur of (i) the one year anniversary of the Closing Date and (ii) the migration of the Seller Group Customers from the billing system of the Seller and Seller Subsidiaries to the billing system of Purchaser.

Article III

REPRESENTATIONS AND WARRANTIES OF SELLER

Except as disclosed in the disclosure schedule delivered to Purchaser (the “Seller Disclosure Schedule”), it being agreed that disclosure of any item in any section or subsection of the Seller Disclosure Schedule shall also be deemed disclosure with respect to any other section or subsection of this Agreement to which the relevance of such item is reasonably apparent on its face, Seller hereby represents and warrants to Purchaser and Parent as of the date of this Agreement and as of the Closing Date as follows:

Section 3.1           Organization and Qualification. Seller (a) is a Delaware corporation, duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization and (b) has all requisite company power and authority to own and lease the Acquired Assets owned or leased by it, respectively, and, together with the Seller Subsidiaries, to carry on the operation of the Business as now being conducted by Seller and the Seller Subsidiaries, and is qualified to do business and is in good standing as a foreign company or other legal entity in each jurisdiction where the ownership of the Acquired Assets or operation of the Business requires such qualification, except where the failure to be so qualified or in good standing would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect.

Section 3.2           Authority Relative to the Agreement. Seller and each of the applicable Seller Subsidiaries have all necessary company power and authority to execute, deliver and perform this Agreement and to consummate the transactions contemplated by this Agreement and the Ancillary Agreements and to consummate the transactions contemplated by this Agreement and the Ancillary Agreements. No vote or other approval of the equityholders of Seller is required in connection with the execution, delivery or performance of this Agreement and the Ancillary Agreements or to consummate the transactions contemplated by this Agreement and the Ancillary Agreements in accordance with the terms hereof and thereof, whether by reason of applicable Law, the organizational documents of Seller, the rules or requirements of any securities exchange, or otherwise. This Agreement has been duly and validly executed and delivered by Seller and each of the applicable Seller Subsidiaries, and, assuming the due authorization, execution and delivery of this Agreement by Purchaser, constitutes a valid, legal and binding agreement of Seller and each of the applicable Seller Subsidiaries, enforceable against Seller and the applicable Seller Subsidiaries, as applicable, in accordance with its terms, subject to the effect of any applicable Laws relating to bankruptcy, reorganization, insolvency, moratorium, or similar Laws relating to or affecting creditors’ rights generally and subject, as to enforceability, to the effect of general principles of equity (the “Enforceability Exceptions”). At the Closing, Seller and each of the applicable Seller Subsidiaries will have all necessary corporate or similar power and authority to execute, deliver and perform each Ancillary Agreement in accordance with the terms thereof. At the Closing, each Ancillary Agreement will be duly and validly executed and delivered by Seller and each of the Seller Subsidiaries, and, assuming the due authorization, execution and delivery of each such Ancillary Agreement by Purchaser, will constitute, a valid, legal and binding agreement of Seller and each of the applicable Seller Subsidiaries, enforceable against Seller and each of the Seller Subsidiaries in accordance with the terms thereof, subject to the Enforceability Exceptions.

Section 3.3           Consents and Approvals; No Violations.

(a)          Except as set forth in Section 3.3(a) of the Seller Disclosure Schedule, no filing with or notice to, and no Permit, authorization, registration, exemption, consent or approval of, any Governmental Authority is required on the part of Seller or the applicable Seller Subsidiaries, for the execution, delivery and performance by Seller and the Seller Subsidiaries, as applicable, of this Agreement or any Ancillary Agreement or the consummation by Seller and the Seller Subsidiaries of the transactions contemplated hereby or thereby, except: (i) the Required Actions; (ii) the Regulatory Approvals; or (iii) any filings, notices, permits, authorizations, registrations, consents or approvals, which, if not obtained or made, would not reasonably be expected to be material to the Business.

(b)          Except as set forth in Section 3.3(b) of the Seller Disclosure Schedule, assuming compliance with the matters referenced in Section 3.2 and Section 3.3(a), neither the execution, delivery and performance of this Agreement or any Ancillary Agreement by Seller and the applicable Seller Subsidiaries, nor the consummation by Seller and the applicable Seller Subsidiaries of the transactions contemplated hereby or thereby, will (i) conflict with or result in any breach or violation of any provision of the organizational documents of Seller or the applicable Seller Subsidiaries, as applicable, or any resolutions adopted by the board of directors of Seller or the governing bodies of each of the applicable Seller Subsidiaries, (ii) result in a breach or violation of, or constitute a default under, or give rise to any right of termination, amendment, cancellation or acceleration adverse to any Material Contract, (iii) result in the creation or imposition of any Lien upon any of the Acquired Assets other than Permitted Liens, or (iv) violate any Law applicable to Seller and applicable Seller Subsidiaries with respect to the ownership of the Acquired Assets or the operation of the Business, except in the cases of (ii), (iii) or (iv), for such conflicts, breaches, violations or defaults as would not reasonably be expected to be material to the Business, individually or taken as a whole.

Section 3.4           Compliance with Law; Permits.

(a)          Except as set forth in Section 3.4(a) of the Seller Disclosure Schedule, (i) none of Seller or any Seller Subsidiary is, or since the date that is two (2) years prior to the Execution Date, has been, in violation of any Communications Laws or other Laws applicable to the conduct of the Business and (ii) neither Seller nor any Seller Subsidiary, since the date that is two (2) years prior to the Execution Date, has received any written or oral notice alleging any such violation by any such Person with respect to the conduct of the Business, in each case except for such violations which would not reasonably be expected to be material, to the Business.

(b)          Section 3.4(b) of the Seller Disclosure Schedule sets forth a list of all material Franchises and other material Permits necessary for the operation of the Business as of the date of this Agreement and the Closing Date. Seller and the Seller Subsidiaries hold all Permits necessary for the conduct of the Business as conducted on the Execution Date (the “Business Permits”), except for failures to hold such Business Permits that would not reasonably be expected to be material to the Business. Seller and the Seller Subsidiaries are in compliance in all material respects with the terms of the Business Permits, and all Business Permits necessary for Seller to operate the Business are in full force and effect and no suspension or cancellation of any of such Permits is pending or threatened in writing, except, in each case, as would not reasonably be expected to be material to the Business. As of the Execution Date, Seller has made available to Purchaser complete and correct copies of all material Business Permits and any written notices or communications from Governmental Authorities or their representatives received by Seller since January 1, 2019, alleging non-compliance, breach or default with the requirements of any such material Business Permit.

Section 3.5           Title; Sufficiency of Assets.

(a)          Except as set forth in Section 3.5(a) of the Seller Disclosure Schedule or as would not reasonably be expected to be material to the Business, Seller or the Seller Subsidiaries have good title to, or other legal rights to possess and use, all of the Acquired Assets, subject to Permitted Liens. Except as would not reasonably be expected to be material to the Business, the Tangible Personal Property is in good operating condition and of a quality that is usable and saleable, in the ordinary course of business of the Business (and inventory for CPE included therein will consist at or immediately prior to Closing of a quantity necessary for at least six (6) weeks of operations of the Business).

(b)          The Acquired Assets, together with the rights and benefits to be provided pursuant to the Transition Services Agreement and assuming all consents, authorizations, assignments, amendments and Permits necessary in connection with the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements have been obtained, shall, in the aggregate, constitute all of the assets necessary for Purchaser and its Affiliates to conduct the Business immediately following the Closing in substantially the same manner in all material respects as conducted by Seller and the Seller Subsidiaries immediately prior to the Closing. Notwithstanding the generality of the foregoing, the telephone numbers and IP addresses to be assigned to Purchaser and its Affiliates, together with the rights and benefits to be provided pursuant to the Transition Services Agreement, shall be sufficient and constitute all of such telephone numbers and IP addresses necessary for Purchaser and its Affiliates to conduct the Business immediately following the Closing substantially in the same manner in all material respects as conducted by Seller and the Seller Subsidiaries immediately prior to the Closing, and the transfer of such telephone numbers and IP addresses will not materially disrupt the operation of the Business or the Systems. Nothing in this Section 3.5 is intended to or shall be treated as a representation of non-infringement, which is solely set forth in Section 3.16.

Section 3.6          Material Contracts.

(a)         Except (x) as set forth on Section 3.6(a) of the Seller Disclosure Schedule and (y) for this Agreement and the Ancillary Agreements, as of the date of this Agreement, neither Seller nor any Seller Subsidiary is a party to any of the following types of Transferred Contract:

(i)	any Contract under which Seller or Seller Subsidiary is lessor of or permits any third party to hold or operate any tangible property (other than real property), owned or controlled by Seller or any Seller Subsidiary, providing for aggregate annual rental payments in excess of $100,000;

(ii)	any Contract providing for the use by any third party of any microwave, satellite or terrestrial communications circuits, backbone connections or other transmission or transport facilities or service, or any third-party tower or similar facilities (each, a “Facilities Communications Agreement”), in each case, providing for annual aggregate payments in excess of $100,000;

(iii)	any Contract providing for the use by any third party of any public utility facilities including any pole line, joint pole or master contracts for pole attachment rights and the use of conduits (each, a “Pole Attachment Agreement”), in each case material to the Business;

(iv)	any Contract providing for the operation by any third party of the Systems, including any fiber agreement/indefeasible-right-of-use (“IRU”), interconnection agreement, leased capacity/leased access agreement, I-Net or PEG agreement (excluding any Pole Attachment Agreements and Facilities Communications Agreement), in each case material to the Business;

(v)	any Contract under which Seller or a Seller Subsidiary is lessee of or holds or operates any tangible or real property, owned by any other Person, except for any Contract under which the aggregate annual rent payment do not exceed $100,000 (excluding any Pole Attachment Agreements, Facilities Communications Agreement and Contracts disclosed pursuant to Section 3.6(a)(iv));

(vi)	any Contract providing for the sale of local add-avail time to third parties for advertising or other purposes involving annual payments in excess of $100,000;

(vii)	any installment sale Contract or liability for the deferred purchase price of property with respect to any of the Acquired Assets involving payments exceeding $100,000 in the aggregate;

(viii)	any subscriber Contract for the provision of cable services, High Speed Internet Service, or Voice Services provided by the Systems to multiple dwelling units, bulk subscribers or commercial establishments involving annual payments exceeding $100,000 to Seller and the Seller Subsidiaries;

(ix)	(A) any Contract material to the Business pursuant to which Seller or any Seller Subsidiary receives a license or is otherwise permitted by a third party to use or register any material Intellectual Property Rights (other than any “shrink wrap,” “commercially available software package” or “click through” license or off-the-shelf Software licenses commercially available on standard terms with an annual license fee of less than fifty thousand dollars ($50,000)), or (B) any Contract material to the Business pursuant to which Seller or any Seller Subsidiary grants a license to a third party licenses under any Acquired Intellectual Property (other than licenses granted in the ordinary course, in connection with the sale or licensing of any products or services);

(x)	any Contract with any Governmental Authority, other than the franchises set forth in Section 1.1(a) of the Seller Disclosure Schedule;

(xi)	any Contract that provides for the formation, creation, operation, management or control of any joint venture, partnership or other similar arrangement with a third party;

(xii)	any Contract involving annual aggregated consideration payable by or to Seller or any Seller Subsidiary in excess of $100,000 for employment or the performance of services for any Business Employee, independent contractor, or consultant with respect to the Acquired Assets; and

(xiii)	any Contract involving annual aggregate consideration payable by Seller or any Seller Subsidiary in excess of $300,000.

Each Transferred Contract of the type described in the foregoing clauses (i) - (xiii) of this Section 3.6 (other than, for the avoidance of doubt, this Agreement, the Ancillary Agreements, any purchase orders and statements of work and invoices) is referred to herein as a “Material Contract.”

(b)           As of the date hereof, except as would not reasonably be expected to be material to the Business, (i) each Material Contract is a legal, valid and binding obligation of a Seller or any Seller Subsidiary, and, to the Knowledge of Seller, each counterparty and is in full force and effect, (ii) neither Seller or any Seller Subsidiary nor, to the Knowledge of Seller, any other party thereto, is in breach of, or in default under, any such Material Contract, and (iii) no event has occurred that with notice or lapse of time or both would constitute such a breach or default thereunder by a Seller or any Seller Subsidiary, or, to the Knowledge of Seller, any other party thereto. Except as set forth in Section 3.6(b) of the Seller Disclosure Schedule, none of the Transferred Contracts include any non-competition agreements or covenants restricting the conduct of the Business as it has been conducted prior to Closing.

Section 3.7            Benefit Plans.

(a)           Section 3.7(a) of the Seller Disclosure Schedule sets forth a true and complete list, as of the date of this Agreement, of each material Business Employee Benefit Plan. With respect to each Business Employee Benefit Plan, Seller has made available to Purchaser copies of (i) the complete written document evidencing each material Business Employee Benefit Plan or, with respect to any such plan that is not in writing, a written description of the material terms thereof, and all amendments or material supplements to any Business Employee Benefit Plan; (ii) the most recent summary plan description, and all summaries of material modifications related thereto, distributed to participants in such Business Employee Benefit Plan; and (iii) the most recent IRS determination, advisory or opinion letter (if any) for each Business Employee Benefit Plan that is intended to qualify for favorable tax treatment under Section 401(a) of the Code.

(b)           Except as would not reasonably be expected to be material to the Business, each Business Employee Benefit Plan has been maintained, funded and administered in accordance with its terms and complies, whether as a matter of substantive Law or in order to maintain any intended tax qualification, with the requirements of applicable Law. With respect to each Business Employee Benefit Plan intended to qualify under Section 401(a) of the Code, the IRS has issued a favorable determination letter or prototype opinion or advisory letter, and to Knowledge of the Seller, no event has occurred (either before or after the date of the letter) that would reasonably be expected to disqualify the plan or result in the revocation of such determination or which could reasonably be expected to require action under the compliance resolution programs of the IRS to preserve such qualification. Except as would not reasonably be expected to be material to the Business, there are no pending, or to the Knowledge of the Seller, threatened claims (other than routine claims for benefits) with respect to any Business Employee Benefit Plan.

(c)           No Seller Benefit Plan is, and neither the Seller nor any of its ERISA Affiliates has at any time maintained or contributed to or had any obligation to contribute to, a (i) multiemployer plan within the meaning of Section 3(37) of ERISA; (ii) a plan that has two or more contributing sponsors at least two of whom are not under common control within the meaning of Section 4063 of ERISA; (iii) a plan subject to Section 302 or Title IV of ERISA or Section 412 of the Code; or (iv) a multiple employer welfare arrangement, as that term is defined in Section 3(10) of ERISA. Neither Seller or any of its ERISA Affiliates has: (A) withdrawn from any pension plan under circumstances resulting (or expected to result) in any Liability or (B) engaged in any transaction which could give rise to a Liability under Section 4069 or Section 4212(c) of ERISA.

(d)           Other than as required under Section 4980B of the Code or other applicable Law, no Business Employee Benefit Plan provides benefits or coverage of the nature of health, life or disability insurance following retirement or other termination of employment (other than death benefits when termination occurs upon death).

(e)           Each Business Employee Benefit Plan or other program or arrangement that constitutes in any part a nonqualified deferred compensation plan, within the meaning of Section 409A of the Code and that is subject to Section 409A of the Code complies and, has complied in all material respects, both in form and operation, with the requirements of Section 409A of the Code.

(f)           The execution, delivery of, and performance by the Seller of its obligations under this Agreement (either alone or upon the occurrence of any additional or subsequent event) will not (i) result in any payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits, or obligation to fund benefits with respect to any Business Employees and/or their beneficiaries; or (ii) result in any “excess parachute payments” within the meaning of Section 280G(b)(1) of the Code. No Business Employee is entitled to receive any tax gross-up as a result of the imposition of the excise taxes required by Section 4999 of the Code.

Section 3.8            Litigation. Except as set forth in Section 3.8 of the Seller Disclosure Schedule, (a) there is no Action pending or, to the Knowledge of Seller, threatened, against Seller or any Seller Subsidiary relating to the Business or the Acquired Assets except as would not reasonably be expected to be material to the Business, and (b) neither Seller nor any Seller Subsidiary is subject to any outstanding Order relating to the Business or the Acquired Assets except as would not reasonably be expected to be material to the Business.

Section 3.9            Taxes.

(a)           Each of Seller and the Seller Subsidiaries has filed all material Tax Returns that it was required to file with respect to the Acquired Assets. All such Tax Returns were correct and complete in all material respects and were prepared in substantial compliance with all applicable Laws, and each such Tax Return reflects the Liability for material Taxes for the period reflected on such Tax Return. Seller and the Seller Subsidiaries have paid in full or discharged all material Taxes shown as due on such Tax Returns, except for Taxes which are not yet due or which are being contested in good faith or for which adequate reserves have been established in accordance with GAAP. There are no Liens for Taxes with respect to the Acquired Assets except for Permitted Liens. Each of Seller and the Seller Subsidiaries has withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party, to the extent related to the Acquired Assets.

(b)           There is no material dispute of claim concerning any material Tax Liability of Seller or any Seller Subsidiary with respect to the Acquired Assets, and no such dispute has been claimed or raised by any authority in writing.

(c)           To Seller’s Knowledge, there is no audit pending against the Business in respect of any material Taxes and Seller has not received any notice indicating an intent to open a material audit or other review. Seller has made adequate provision in its books and records and Financial Statements for all material Taxes with respect to the Acquired Assets that are not yet due and payable but that relate to periods ending on or before the date of the Financial Statements.

(d)           Seller has duly and timely collected all material amounts required to be collected by it under applicable Law for sales, goods and services, value added, and Transfer Taxes, in each case with respect to the Acquired Assets, and has duly and timely remitted to the appropriate Governmental Authority such amounts as required under applicable Law.

(e)           Any other representation or warranty contained in this Article III notwithstanding, the representations and warranties contained in this Section 3.9 constitute the sole representations and warranties of Seller relating to Taxes.

Section 3.10          Real Property.

(a)           Section 3.10(a) of the Seller Disclosure Schedule sets forth a list of all leases(each, a “Real Property Lease”) of real property which shall be included in the Acquired Assets (such real property, the “Leased Real Property”).

(b)           Except as would not reasonably be expected to be material to the Business, (i) Seller and Seller Subsidiaries have a leasehold or subleasehold interest in all Leased Real Property, free and clear of all Liens, except Permitted Liens and subject to the Enforceability Exceptions, (ii) neither Seller nor any Seller Subsidiary, or, to the Knowledge of Seller, as of the Execution Date, any other party thereto, is in breach of or default under any lease or sublease for the Leased Real Property, (iii) neither Seller nor any Seller Subsidiary has, as of the Execution Date, received any written notice from any lessor of any Leased Real Property of any breach of or default under any lease or sublease thereto by Seller or any Seller Subsidiary, as applicable, which breach or default has not been cured, and (iv) neither Seller nor any Seller Subsidiary has subleased, licensed, assigned, transferred, conveyed, mortgaged, deeded in trust or encumbered any interest in any Leased Real Property, except Permitted Liens.

(c)           Section 3.10(c) of the Seller Disclosure Schedule sets forth a list of each parcel of Real Property owned by Seller that constitutes an Acquired Asset. Except as set forth on Section 3.10(c) and as would not reasonably be expected to be material to the Business, (i) Seller has, or will have as of the Closing Date, good, insurable, marketable title to each parcel of the Owned Real Property, free and clear of all Liens other than Permitted Liens and easements, restrictions and other matters of record which do not materially interfere with the present use of the affected parcel of Owned Real Property or the operation of the Business taken as a whole; (ii) Seller has not received notice from any Governmental Authority, nor does Seller have any Knowledge, that the Owned Real Property or its current use is not in material compliance with applicable Laws except for such failures to comply, if any, which have been remedied, nor to Seller’s Knowledge, is the current use of any Owned Real Property in material violation of applicable Laws; (iii) there is no pending, nor to Seller’s Knowledge, threat of, condemnation or similar proceeding affecting the Owned Real Property or any portion thereof, (iv) there are no outstanding options, rights of first refusal or rights of first offer to purchase such Owned Real Property or any portion thereof or interest therein, (v) Seller has not leased or otherwise granted to any Person the right to use or occupy such Owned Real Property or any portion thereof, and (vi) Seller is the named insured under one or more policies of title insurance with respect to each Owned Real Property.

(d)           Except as would not reasonably be expected to be material to the Business, the Leased Real Property and Owned Real Property set forth on Section 3.10(a) and Section 3.10(c) of the Disclosure Schedules constitute all of the real property currently used in the operation of the Business as of the date of this Agreement.

Section 3.11          Environmental Matters. Seller’s and the Seller Subsidiaries’ operation of the Business and ownership of the Acquired Assets is in material compliance with any Environmental Laws. Except as set forth in Section 3.11 of the Seller Disclosure Schedule and as would not reasonably be expected to be material to the Business, with respect to the Acquired Assets, neither Seller nor any Seller Subsidiary has received in the past five (5) years any notice of any potential or actual violation of, or any Liability under, any Environmental Laws related to the Acquired Assets. Except as would not reasonably be expected to be material to the Business, Seller and all Seller Subsidiaries have obtained all necessary Permits required under any Environmental Laws in connection with the operation of the Business or the ownership of the Acquired Assets. Except as would not reasonably be expected to be material to the Business, there are no pending, and to Seller’s Knowledge there are no currently contemplated or threatened, Actions relating to Seller’s use, handling, transportation, treatment, storage, disposal, release or discharge of Regulated Substances that are reasonably likely to impose upon Seller or any Seller Subsidiary any Liability under any Environmental Laws with respect to any Acquired Assets. Except as would not reasonably be expected to be material to the Business, Seller has no Knowledge of or any basis to expect, nor has Seller or any other Person for whose conduct they are or may be held responsible, received, in the past three (3) years any citation, directive, inquiry, notice, Order, summons, warning or other communication that relates to Regulated Substances, or any alleged, actual, or potential violation or failure to comply with any Environmental Law, or any alleged, actual, or potential obligation to undertake or bear the cost of any Environmental Law with respect to any Acquired Assets. Notwithstanding any other provisions of this Agreement, Purchaser acknowledges and agrees that the representations and warranties contained in this Section 3.11 are the only representations and warranties given by Seller with respect to environmental matters, Environmental Laws and Regulated Substances, and no other provisions of this Agreement or the Ancillary Agreements shall be interpreted as containing any representation or warranty with respect thereto. All material environmental investigations, studies, audits, tests, reviews, analyses or other environmental assessments in the possession, custody or control of Seller primarily or exclusively relating to the Business or the Acquired Assets have been made available to Purchaser.

Section 3.12          Brokers. Other than BofA Securities, Inc., no broker, finder or investment banker retained by Seller or any Seller Subsidiary is entitled to any brokerage, finder’s or other fee or commission from Purchaser or any of its Affiliates in connection with the transactions contemplated by this Agreement and the Ancillary Agreements based upon arrangements made by or on behalf of Seller or the Seller Subsidiaries.

Section 3.13          Financial Statements; Absence of Undisclosed Liabilities.

(a)           Section 3.13(a) of the Seller Disclosure Schedule sets forth true and complete copies of (a) the unaudited balance sheet of the Business (together with the notes and schedules thereto, if any, the “Business Balance Sheet”) as of December 31, 2020 (the “Balance Sheet Date”), (b) the unaudited statement of income of the Business for the fiscal year ended December 31, 2020, together with the notes and schedules thereto, if any, and (c) the unaudited statement of income and the unaudited balance sheet for the Business for and as of the fiscal years ended December 31, 2019 and 2018, together with the notes and schedules thereto, if any, clauses (a), (b) and (c), certified by Seller’s chief financial officer (clauses (a), (b) and (c), collectively, the “Business Financial Statements”). The Business Financial Statements (i) have been prepared from the books and records of the Business (except, (A) in each case as noted therein, (B) for failures to be so prepared that may not result in an unfair presentation of the financial position and the results of operations of the Business on the basis of presentation outlined in Section 3.13(a) of the Seller Disclosure Schedule, and (C) subject to the absence of notes, and, in the case of clauses (a) and (b) of the definition of “Business Financial Statements,” subject to normal year-end adjustments), (ii) have been prepared in accordance with GAAP and as consistently applied by Seller for each of the periods presented, and (iii) fairly present in all material respects the financial condition and results of operations of the Business as of the respective dates thereof and for the respective periods covered, in each case, in the aggregate on the basis of presentation outlined in Section 3.13(a) of the Seller Disclosure Schedule. Seller and the Seller Subsidiaries maintain accurate books and records reflecting the assets and liabilities of the Business in all material respects and maintain proper and adequate internal accounting and record keeping controls and procedures, including providing reasonable assurances that, with respect to the Business, financial transactions are executed in accordance with the general and specific authorization of management. Notwithstanding the foregoing, the Business Financial Statements and the foregoing representations and warranties are qualified by the fact that (A) the Business has not operated on a separate standalone basis and has historically been reported within the consolidated financial statements of Seller and (B) to Seller’s Knowledge, and having regard for the purpose for which the Business Financial Statements were prepared, the Business Financial Statements (x) assume certain allocated charges and credits which do not necessarily reflect amounts that would have resulted from arms’ length transactions or that the Business would incur on a standalone basis and (y) are not necessarily indicative of what the results of operations, financial position and cash flows of the Business will be in the future.

(b)           As of the date of this Agreement and as of the Closing Date, the Business does not have any Liabilities that would be required to be reflected on a balance sheet, or any notes thereto, prepared in accordance with GAAP, other than Liabilities that: (i) are reflected or reserved against in the Business Balance Sheet; (ii) were incurred since the Balance Sheet Date in the ordinary course of business; (iii) are Retained Liabilities; (iv) are Liabilities for Taxes; (v) are incurred in connection with the transactions contemplated by this Agreement or the Ancillary Agreements; or (vi) would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect.

Section 3.14          Absence of Certain Changes or Events.

(a)           Except in connection with or in preparation for the transactions contemplated by this Agreement, since the Balance Sheet Date, Seller and the Seller Subsidiaries have conducted the Business in the ordinary course of business in all material respects; and

(b)           Except in connection with or in preparation for the transactions contemplated by this Agreement, since the Balance Sheet Date, there has not occurred any event, change, development or effect that has occurred or is continuing and would reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect; and

(c)           Except as set forth in Section 3.14(c) of the Seller Disclosure Schedule since the Balance Sheet Date, other than in the ordinary course of business:

(i)	with respect to the Acquired Assets, Seller and the Seller Subsidiaries have not acquired or agreed to acquire in any manner (whether by merger or consolidation, the purchase of an equity interest in or a material portion of the assets of or otherwise) (A) any System, headend, Permit, business or all or substantially all of the assets of any Person or business or (B) any other assets;

(ii)	with respect to the Acquired Assets, Seller and the Seller Subsidiaries have not sold, leased, transferred, or assigned any material assets, tangible or intangible;

(iii)	with respect to the Acquired Assets, Seller and the Seller Subsidiaries have not entered into any Material Contract;

(iv)	Seller and the Seller Subsidiaries have not made any capital investment in, or any loan to, any other Person;

(v)	with respect to the Acquired Assets, Seller and the Seller Subsidiaries have not transferred, assigned, or granted any license or sublicense of any material rights under or with respect to any Acquired Intellectual Property;

(vi)	with respect to the Acquired Assets, Seller and the Seller Subsidiaries have not issued, sold, or otherwise disposed of any of their equity interests, or granted any options, warrants, or other rights to purchase or obtain (including upon conversion, exchange, or exercise) any of their equity interests;

(vii)	with respect to the Acquired Assets, except as set forth in Section 3.14(b)(vii) of the Seller Disclosure Schedule, Seller and the Seller Subsidiaries have not declared, set aside, or paid any dividend or made any distribution with respect to its equity interest (whether in cash or in kind) or redeemed, purchased, or otherwise acquired any of their equity interest;

(viii)	with respect to the Acquired Assets, except as set forth in Section 3.14(b)(viii) of the Seller Disclosure Schedule, Seller and the Seller Subsidiaries have not entered into or terminated any employment contract or collective bargaining agreement, written or oral, or modified the terms of any existing such contract or agreement, or entered into any collective bargaining relationship;

(ix)	with respect to the Acquired Assets, except as set forth in Section 3.14(b)(ix) of the Seller Disclosure Schedule, Seller and the Seller Subsidiaries have not granted any increase in the compensation, pension or other benefits payable or to become payable by Seller or the Seller Subsidiaries to any of their officers or employees, or any bonus payments or arrangements made to or with any of them (other than as required pursuant to the terms of any existing written agreement or plan or as required by applicable Law or annual or periodic base salary increases and bonus payments made to employees other than directors or officers in the ordinary course of business), or entered into, adopted, or amended any employment, change in control or severance agreement;

(x)	Seller and the Seller Subsidiaries have not made any change to its accounting policies; and

(xi)	Seller and the Seller Subsidiaries have not committed to any of the actions set forth in this Section 3.14(c).

Section 3.15          Regulatory Compliance. Except as set forth in Section 3.15 of the Seller Disclosure Schedule and as would not reasonably be expected to be material to the Business, with respect to the ownership of the Acquired Assets and the operation of the Business, Seller and the Seller Subsidiaries are and at all times have been, in compliance with all Laws, including the Communications Laws, affecting the ownership and operation of businesses offering Voice Services, High Speed Internet Service, Data Transmission Services, cable television services, and transport and related communications services. Except as set forth in Section 3.15 of the Seller Disclosure Schedule, since January 1, 2019, (i) Seller has operated and conducted the Business and the Systems in all material respects in compliance with the terms and conditions of all Permits and Communications Laws, including timely and accurately submitted or caused to be submitted to the FCC or such other Governmental Authority as indicated, all required filings under the Communications Laws with respect to the Business and the Systems except as would not reasonably be expected to be material to the Business; and (ii) all reports, filings, applications and other submissions of Seller to the FCC and its agents with respect to the Business have been true and correct in all material respects.

Section 3.16          Intellectual Property; Information Technology; Data Privacy.

(a)           Except as would not reasonably be expected to be material to the Business, as of the date of this Agreement: (i) none of the Acquired Intellectual Property or Seller Licensed IP is subject to any Order adversely affecting the use thereof or rights thereto by Seller and the Seller Subsidiaries; (ii) there is no opposition or cancellation Action pending against Seller and the Seller Subsidiaries concerning the ownership, validity, or enforceability of any Acquired Intellectual Property; (iii) to the Knowledge of Seller, each item of the Acquired Intellectual Property is subsisting and not invalid or unenforceable; (iv) neither Seller nor any of the Seller Subsidiaries has made any written allegation against a third party of any infringement or misappropriation, or other violation of any Acquired Intellectual Property; and (v) neither Seller nor any Seller Subsidiary has received any written notice or complaint within the two (2)-year period prior to the date of this Agreement alleging that any of the operation of the Business infringes, misappropriates, violates or otherwise conflicts with the Intellectual Property of any other Person.

(b)           The Acquired Intellectual Property together with the Intellectual Property Rights licensed to Purchaser pursuant to Section 5.24, include all of the Intellectual Property Rights of Seller and the Seller Subsidiaries necessary to conduct the Business in all material respects in the manner currently conducted.

(c)           Seller and the Seller Subsidiaries have taken commercially reasonable measures to protect and maintain the confidentiality of all Trade Secrets that are material to the Business and, to the Knowledge of Seller, there have been no material unauthorized uses or disclosures of any such Trade Secrets.

(d)           During the previous two (2) years, through the date of this Agreement, to the Knowledge of Seller, there has not been any security breach or unauthorized access adversely affecting the Transferred IT Assets or IT Assets used to support the Business.

(e)           Except as would not reasonably be expected to be material to the Business, Seller and the Seller Subsidiaries (i) have taken commercially reasonable steps consistent with industry norms to adopt and consistently practice privacy policies, and (ii) are and have been during the previous two (2) years in compliance with all applicable Laws, relating to privacy, data protection and the collection, retention, protection, transfer, use and processing of Personal Data used in the operation of the Business.

(f)            Except as would not reasonably be expected to be material to the Business, Seller and the Seller Subsidiaries have taken commercially reasonable steps consistent with industry norms to ensure the security of the networks associated with the Business and, to the Knowledge of Seller, there has not been a breach of any such networks during the previous two (2) years.

(g)           Any other representation or warranty contained in this Agreement notwithstanding, the representations and warranties contained in this Section 3.16 constitute the sole representations and warranties of Seller relating to Intellectual Property, information technology and data privacy matters.

Section 3.17          Systems Architecture. Section 3.17 of the Seller Disclosure Schedule lists, as of May 31, 2021 a reasonable estimate of the following information with respect to each System,: (i) total homes passed; (ii) the bandwidth capacity specified in MHz; (iii) the plant miles (aerial and underground) and fiber miles (aerial and underground); and (iv) the total number of nodes; provided that, in each case, except as set forth on Section 3.17 of the Seller Disclosure Schedule, to Seller’s Knowledge there have been no material variations since May 31, 2021. Section 3.17 of the Seller Disclosure Schedule sets forth the location in the virtual data room of maps showing the route and location of the Systems, which information is true, correct and complete in all material respects, including: (a) the approximate routes and location of all fiber optic lines and other cabling required for operation of the Business; (b) the approximate routes and locations of buried conduits and aerial pole lines required for operation of the Business; (c) the approximate routes and locations of all fiber optic lines and other cabling that are required to be leased or obtained from other, including through and IRU arrangement, in each case for operation of the Business; (d) the number and approximate location of all regeneration sites in the Systems and (e) the approximate location of any hub sites for the interconnection of lines and operation of equipment. There are no material Systems other than those set forth on Section 3.17 of the Seller Disclosure Schedule. The Systems do not include facilities or equipment that were manufactured or sold by Huawei or ZTE or any other person or entity owned or controlled by, or subject to the jurisdiction of a “foreign adversary” as defined by the U.S. Department of Commerce in the interim final rules published January 19, 2021 at 86 Fed. Reg. 4909.

Section 3.18          Insurance. Seller has delivered to Purchaser accurate and complete copies of all material policies of insurance in effect as of the Execution Date (and material correspondence relating to coverage thereunder) related to the Acquired Assets to which Seller is a party or under which Seller is or has been covered at any time since January 1, 2019. Except as set forth in Section 3.18 of the Seller Disclosure Schedule except as would not reasonably be expected to be material to the Business: (a) in the last two (2) years prior to the date of this Agreement, neither Seller nor any Seller Subsidiary has received notice of cancellation or termination of any insurance program covering the Business other than in connection with normal expirations or renewals of any such insurance programs; (b) to the Knowledge of Seller, there are no outstanding claims related to the Business under any such insurance program or material default related to the Business with respect to the provisions in any such program or bond; and (c) to the Knowledge of Seller, there is no threatened termination of, or alteration of coverage under, any of such programs or bonds. Except as would not reasonably be expected to be material to the Business, all policies of insurance to which Seller is a party or that provide coverage to Seller are valid, outstanding and enforceable; are issued by an insurer that is financially sound and reputable; taken together, provide adequate insurance coverage for the Acquired Assets and the operation of the Business for all risks normally insured against by a Person carrying on the same business or businesses as Seller in the same location; and are sufficient for compliance with all applicable Laws and Material Contracts. Except as would not reasonably be expected to be material to the Business, Seller has paid all premiums due, and has otherwise performed all of its obligations, under each policy of insurance to which it is a party or that provides coverage for the Acquired Assets and Seller has given notice to the insurer of all claims that may be insured thereby.

Section 3.19          Transactions with Affiliates. Except as set forth in Section 3.19 of the Seller Disclosure Schedule:

(a)           no Affiliate of Seller has any Material Contracts with Seller or the Seller Subsidiaries related to the Business or the Acquired Assets; and

(b)           no Affiliate of Seller (i) owns any property (real or personal, tangible or intangible) that Seller or the Seller Subsidiaries use or have used in the Business in any material respect, or (ii) has any material business dealings or a financial interest in any material transaction with Seller or the Seller Subsidiaries involving the Business.

Section 3.20          Employee Matters.

(a)           Section 3.20(a) of the Seller Disclosure Schedules contains a list of all persons who are (i) employees, (ii) independent contractors (involving annual aggregated consideration payable by or to Seller or any Seller Subsidiary in excess of $100,000) or (iii) consultants (involving annual aggregated consideration payable by or to Seller or any Seller Subsidiary in excess of $100,000) of the Business as of March 31, 2021, including any employee who is on a leave of absence of any nature, paid or unpaid, authorized or unauthorized, and sets forth for each such individual the following: (A) title or position (including whether full-time or part-time); (B) hire or retention date; (C) current annual base compensation rate or contract fee; (D) commission, bonus or other incentive-based compensation; (E) status as exempt or non-exempt; (F) status as employee, independent contractor, or consultant; (G) for independent contractors and consultants, a description of the services provided; (H) city, state, and country of employment or in which services are provided; and (I) a description of the fringe benefits provided to each such individual as of the Execution Date. Except as set forth in Section 3.20(a) of the Seller Disclosure Schedules, as of the Execution Date, all compensation, including wages, commissions, bonuses, fees and other compensation, payable to all employees, independent contractors or consultants of the Business for services performed on or prior to the Execution Date have been paid in full and there are no outstanding agreements, understandings or commitments of Seller, the Seller Subsidiaries and Affiliates of Seller with respect to any compensation, commissions, bonuses or fees.

(b)           Except as set forth in Section 3.20(b) of the Seller Disclosure Schedules, Seller, the Seller Subsidiaries and Affiliates of Seller are not, and have never been, a party to, bound by, or negotiating any collective bargaining agreement or other Contract with a Union, and there is not, and has never been, any Union representing or purporting to represent any employee of Seller, the Seller Subsidiaries or Affiliates of Seller, and, to Seller's Knowledge, no Union or group of employees is seeking or has sought to organize employees for the purpose of collective bargaining. Except as set forth in Section 3.20(b) of the Seller’s Disclosure Schedules, there has never been, nor has there been any threat of, any strike, slowdown, work stoppage, lockout, concerted refusal to work overtime or other similar labor disruption or dispute affecting Seller, the Seller Subsidiaries or any employees of the Business. Seller has no duty to bargain with any Union.

(c)           Except as would not reasonably be expected to be material to the Business, (i) Seller and the Seller Subsidiaries, and Affiliates of Seller are and have been in compliance with the terms of the collective bargaining agreements and other Contracts listed on Section 3.20(b) of the Seller Disclosure Schedules, if any, and all applicable Laws pertaining to employment and employment practices to the extent they relate to employees, volunteers, interns, consultants and independent contractors of the Business, including all Laws relating to labor relations, equal employment opportunities, fair employment practices, employment discrimination, harassment, retaliation, reasonable accommodation, disability rights or benefits, immigration, wages, hours, overtime compensation, child labor, hiring, promotion and termination of employees, working conditions, meal and break periods, privacy, health and safety, workers' compensation, leaves of absence, paid sick leave and unemployment insurance; (ii) all individuals characterized and treated by Seller, the Seller Subsidiaries, and Affiliates of Seller as consultants or independent contractors of the Business are properly treated as independent contractors under all applicable Laws; (iii) all employees of the Business classified as exempt under the Fair Labor Standards Act and state and local wage and hour laws are properly classified. Seller is in compliance with and has complied with all immigration laws, including Form I-9 requirements and any applicable mandatory E-Verify obligations; (iv) there are no Actions against Seller, the Seller Subsidiaries or Affiliates of Seller pending, or to the Seller's Knowledge, threatened to be brought or filed, by or with any Governmental Authority or arbitrator in connection with the employment or services of any current or former applicant, employee, consultant, volunteer, intern or independent contractor of the Business, including, without limitation, any charge, investigation or claim relating to unfair labor practices, equal employment opportunities, fair employment practices, employment discrimination, harassment, retaliation, reasonable accommodation, disability rights or benefits, immigration, wages, hours, overtime compensation, employee classification (whether as exempt or non-exempt, employee or independent contractor), child labor, hiring, promotion and termination of employees, working conditions, meal and break periods, privacy, health and safety, workers' compensation, leaves of absence, paid sick leave, unemployment insurance or any other employment related matter arising under applicable Laws; and (v) Seller and the Seller Subsidiaries, and Affiliates of Seller have paid in full to all current and former employees, independent contractors and consultants of the Business all wages, salaries, fees, commissions, bonuses, benefits, and other compensation that are due and owing to such Persons.

(d)           Except as would not reasonably be expected to be material to the Business, since January 1, 2018, Seller, the Seller Subsidiaries and Affiliates of Seller have complied with the Worker Adjustment Retraining Notification Act of 1988, as amended, or any similar Law (collectively, “WARN”), and they have no plans to undertake any action that would trigger WARN.

(e)           To Seller’s Knowledge, since January 1, 2018, (i) no allegations of sexual harassment or misconduct while employed by, or providing services to, Seller, the Seller Subsidiaries or Affiliates of Seller have been made in writing by any Business Employee against any current or former officer or director or employee at the level of Vice President or higher of Seller, the Seller Subsidiaries or Affiliates of Seller, and (ii) Seller, the Seller Subsidiaries and Affiliates of Seller have not entered into any settlement agreement with any Business Employee or conducted any investigation related to allegations of sexual harassment or sexual misconduct of any Business Employee by or regarding any current or former officer or director or employee at the level of Vice President or higher of Seller, the Seller Subsidiaries or Affiliates of Seller.

Article IV

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Except as set forth in, or qualified by any matter set forth in, the Disclosure Schedule delivered to Seller prior to or concurrently with the execution of this Agreement (the “Purchaser Disclosure Schedule”), Purchaser hereby represents and warrants to Seller as of the date of this Agreement and as of the Closing Date as follows:

Section 4.1            Organization and Qualification. Purchaser is a corporation or other entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization and Purchaser has all requisite corporate or other organizational power and authority to carry on its businesses as now being conducted and is qualified to do business and is in good standing as a foreign corporation or other legal entity in each jurisdiction where the conduct of its business requires such qualification, in each case except where the failure to be so qualified or in good standing would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

Section 4.2            Authority Relative to this Agreement. Purchaser has all necessary corporate or similar power and authority, and has taken all corporate or similar action necessary, to execute, deliver and perform this Agreement and the Ancillary Agreements and to consummate the transactions contemplated by this Agreement and the Ancillary Agreements. No vote or other approval of the equityholders of Purchaser is required in connection with the execution, delivery or performance of this Agreement and the Ancillary Agreements or to consummate the transactions contemplated by this Agreement and the Ancillary Agreements in accordance with the terms hereof and thereof, whether by reason of applicable Law, the organizational documents of Purchaser, the rules or requirements of any securities exchange, or otherwise. This Agreement has been duly and validly executed and delivered by Purchaser, and, assuming the due authorization, execution and delivery of this Agreement by Seller, will constitute, and each Ancillary Agreement when executed and delivered by Purchaser, and, assuming the due authorization, execution and delivery of each such Ancillary Agreement, by Seller, will constitute, a valid, legal and binding agreement of Purchaser, enforceable against Purchaser in accordance with its terms, subject to the Enforceability Exceptions.

Section 4.3            Consents and Approvals; No Violations.

(a)           No filing with or notice to, and no Permit, authorization, registration, exemption, consent or approval of, any Governmental Authority is required on the part of Purchaser for the execution, delivery and performance by Purchaser of this Agreement or any Ancillary Agreement or the consummation by Purchaser of the transactions contemplated hereby or thereby, except: (i) the Required Actions; (ii) the Regulatory Approvals; or (iii) any such filings, notices, permits, authorizations, registrations, consents or approvals, which, if not obtained or made, would not be reasonably likely to be materially adverse to the Purchaser and would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

(b)           Assuming compliance with the matters referenced in Section 4.2 and Section 4.3(a), neither the execution, delivery and performance of this Agreement or any Ancillary Agreement by Purchaser or Parent, nor the consummation by Purchaser of the transactions contemplated hereby or thereby will (i) conflict with or result in any breach, violation or infringement of any provision of the respective articles of incorporation or bylaws (or similar governing documents) of Purchaser or Parent, (ii) result in a breach, violation or infringement of, or constitute under, or give rise to any right of termination, amendment, cancellation or acceleration adverse to Purchaser under, any of the terms, conditions or provisions of any Contract to which Purchaser or Parent any of their respective properties or assets are bound, (iii) result in the creation or imposition of any Lien upon any of the assets or properties of Purchaser or Parent, other than Permitted Liens, or (iv) violate any Law applicable to Purchaser or Parent or any of their respective properties or assets, except in the cases of (ii), (iii) or (iv), for such conflicts, breaches, violations or defaults as would not be reasonably likely to be materially adverse to the Purchaser and would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

Section 4.4            Litigation. There is no Action or Order pending or, to the Knowledge of Purchaser, threatened, against Purchaser that (a) challenges or seeks to enjoin, alter or materially delay the consummation of the transactions contemplated by this Agreement, or (b) would reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect. Neither Purchaser nor are not its Subsidiaries is subject to any outstanding Order, except as would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

Section 4.5            Qualification. Except as set forth in Section 4.5 of the Purchaser Disclosure Schedule, Purchaser is fully qualified under the rules and policies of the FCC and any appropriate Public Utility Commission to acquire, own and operate the Acquired Assets and the Business, and Purchaser knows of no facts which might reasonably lead to grant or accept any Regulatory Approvals.

Section 4.6            No Competing Business. As of the date of this Agreement, none of Purchaser, or any Affiliate of Purchaser with direct or indirect capital or other interests of more than ten percent (10%) in Purchaser, (i) directly competes with, or has direct or indirect capital or other interests of more than ten percent (10%) in, any other corporation, partnership, limited liability company or business organization that directly competes with the Acquired Assets in the same geographic territory or in an adjacent geographic territory or (ii) has entered into any agreement to acquire or make any investment of greater than ten percent (10%) ownership in any corporation, partnership, limited liability company or other business organization or any division or assets thereof, that directly competes with the acquired Assets in the same geographic territory or in an adjacent geographic territory.

Section 4.7            Brokers. Other than Credit Suisse Securities (USA), LLC, no broker, finder or investment banker retained by Purchaser or any of its Affiliates is entitled to any brokerage, finder’s or other fee or commission from Seller or any of its Affiliates in connection with the transactions contemplated by this Agreement and the Ancillary Agreements based upon arrangements made by or on behalf of Purchaser or any Affiliate of Purchaser.

Section 4.8            Financial Ability to Perform.

(a)           Purchaser is a party to and has accepted a fully executed commitment letter dated June 30, 2021 (together with all exhibits and schedules thereto, the “Debt Commitment Letter”) from the lenders party thereto (collectively, the “Lenders”) pursuant to which the Lenders have agreed, subject to the terms and conditions thereof, to provide Debt Financing in the amounts set forth therein. The debt financing committed pursuant to the Debt Commitment Letter is collectively referred to in this Agreement as the “Debt Financing.”

(b)           Purchaser has delivered to Seller a true, complete and correct copy of the executed Debt Commitment Letter and any fee letters related thereto, subject, in the case of such fee letters, to redactions solely of fee and other economic provisions in a manner customary for transactions of this type and that could not in any event affect the conditionality, enforceability, availability, termination or amount of the Debt Financing.

(c)           Except as expressly set forth in the Debt Commitment Letter, there are no conditions precedent to the obligations of the Lenders to provide the Debt Financing or any contingencies that would permit the Lenders to reduce the total amount of the Debt Financing, including any condition or other contingency relating to the amount of availability of the Debt Financing pursuant to any “flex” provision. As of the Execution Date, Purchaser does not have any reason to believe that it will be unable to satisfy on a timely basis all material terms and conditions to be satisfied by it in the Debt Commitment Letter on or prior to the Closing Date, nor does Purchaser have Knowledge that any of the Lenders will not perform its obligations thereunder. There are no side letters, understandings or other agreements, contracts or arrangements of any kind relating to the Debt Commitment Letter that could affect the availability, conditionality, enforceability, termination or amount of the Debt Financing.

(d)          The Debt Financing, when funded in accordance with the Debt Commitment Letter and giving effect to any “flex” provision in or related to the Debt Commitment Letter (including with respect to fees and original issue discount), together with cash on hand of Purchaser and its Subsidiaries on the Closing Date, shall provide Purchaser with cash proceeds on the Closing Date sufficient for the satisfaction of all of Purchaser’s obligations under this Agreement, the Ancillary Agreements and the Debt Commitment Letter, including payment of the Closing Purchase Price and the Final Purchase Price, and any fees and expenses of or payable by Purchaser, as and when contemplated by this Agreement, and to pay or otherwise perform all obligations of Purchaser under the Ancillary Agreements (such amounts, collectively, the “Financing Amounts”).

(e)           The Debt Commitment Letter constitutes the legal, valid, binding and enforceable obligations of Purchaser and all the other parties thereto and is in full force and effect. No event has occurred that, with or without notice, lapse of time, or both, could constitute a default, breach or a failure to satisfy a condition precedent on the part of Purchaser under the terms and conditions of the Debt Commitment Letter. Purchaser does not have any reason to believe that any of the conditions to the Debt Financing will not be satisfied by Purchaser on a timely basis or that the Debt Financing will not be available to Purchaser on the Closing Date. Purchaser has paid in full any and all commitment fees and other fees required to be paid pursuant to the terms of the Debt Commitment Letter on or before the date of this Agreement, and will pay in full any such amounts when due. The Debt Commitment Letter has not been modified, amended or altered as of the Execution Date, the Debt Commitment Letter will not be amended, modified or altered at any time through the Closing, except as permitted by Section 5.22 (with any such amendment, modification or alteration promptly notified in writing to Seller), and none of the respective commitments under the Debt Commitment Letter have been terminated, reduced, withdrawn or rescinded in any respect and, to the Knowledge of Purchaser, no termination, reduction, withdrawal or rescission thereof is contemplated.

(f)            In no event shall the receipt or availability of any funds or financing (including, for the avoidance of doubt, the Debt Financing) by Purchaser or any Affiliate or any other financing or other transactions be a condition to any of Purchaser’s obligations under this Agreement.

Section 4.9            Solvency. As of the Closing, after giving effect to any indebtedness being incurred on such date in connection herewith, and assuming satisfaction of the conditions set forth in Section 6.2(a), Purchaser will not (a) be insolvent (either because its financial condition is such that the sum of its debts (including a reasonable estimate of the amount of all contingent liabilities) is greater than the fair value of its assets, or because the present fair saleable value of its assets will be less than the amount required to pay its probable liability on its debts as they become absolute and matured), (b) have unreasonably small capital with which to engage in its business or (c) have incurred or plan to incur debts beyond its ability to pay as they become absolute and matured.

Section 4.10          Investigation. Purchaser has such knowledge and experience in financial and business matters, and is capable of evaluating the merits and risks of the transactions contemplated by this Agreement. Purchaser confirms that Seller has made available to Purchaser and its Representatives the opportunity to ask questions of the officers and management of Seller and the Business, as well as access to the documents, information and records of or with respect to the Acquired Assets, the Assumed Liabilities and the Business and to acquire additional information about the business and financial condition of the Business, and Purchaser confirms that it has made an independent investigation, analysis and evaluation of the Acquired Assets, the Assumed Liabilities and the Business.

Section 4.11          No Other Representations or Warranties. Purchaser acknowledges that (a) none of Seller, the Seller Subsidiaries or any of their respective Affiliates or Representatives has made any representation or warranty, expressed or implied, as to the Acquired Assets, the Assumed Liabilities, the Business, their financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or the accuracy or completeness of any information regarding the Acquired Assets, the Assumed Liabilities or the Business furnished or made available to Purchaser and its Affiliates and Representatives, except as expressly set forth in Article III, as qualified by the Seller Disclosure Schedule, (b) Purchaser has not relied on, and expressly disclaims any reliance upon, any representation or warranty from Seller, the Seller Subsidiaries or any of their respective Affiliates or Representatives in determining to enter into this Agreement, except as expressly set forth in Article III, as qualified by the Seller Disclosure Schedule, and (c) except in the case of Actual Fraud, none of Seller, the Seller Subsidiaries or any of their respective Affiliates or Representatives shall have or be subject to any Liability to Purchaser or any of its Affiliates or Representatives resulting from the distribution to Purchaser or its Affiliates or Representatives, or Purchaser’s or its Affiliates’ or Representatives’ use of, any such information, including any information, documents or material made available to Purchaser or its Affiliates or Representatives in any “data rooms,” management presentations or in any other form in expectation of or negotiation of this Agreement, the transactions contemplated hereby. Purchaser acknowledges that, should the Closing occur, Purchaser shall acquire the Acquired Assets, the Assumed Liabilities and the Business without any representation or warranty as to merchantability or fitness thereof for any particular purpose, in an “as is” condition and on a “where is” basis, except as otherwise expressly set forth in this Agreement.

Article V

COVENANTS

Section 5.1            Conduct of Business. Seller covenants and agrees that, from the date of this Agreement through the earlier of the Closing or the termination of this Agreement, except (i) in connection with or in preparation for the transactions contemplated by this Agreement, (ii) as required by Law or Contract, (iii) to the extent relating to any Excluded Assets or Retained Liabilities unrelated to the Business or the Acquired Assets, (iv) as disclosed in Section 5.1 of the Seller Disclosure Schedule, (v) as otherwise consented to by Purchaser (which consent shall not, be unreasonably withheld, conditioned or delayed), or (vi) as part of any Covid-19 Measures:

(a)           Seller and the Seller Subsidiaries shall use reasonable best efforts to conduct the Business in the ordinary course of business in all material respects, including by continuing to make investments in and incur maintenance capital expenditures and make repairs to the System in the ordinary course of business consistent with past practice and preserve in all material respects the business relationships with significant customers and others having significant business relationships with them (provided, however, that no action by Seller or any Seller Subsidiaries with respect to matters specifically addressed by any provision of Section 5.1(b) shall be deemed a breach of this Section 5.1(a) unless such action would constitute a breach of such other provision);

(b)          Seller and the Seller Subsidiaries shall not:

(i)	(1) sell, license, lease, transfer, assign, abandon or otherwise dispose of any Acquired Asset owned by Seller or any Seller Subsidiary having a value in excess of $300,000, on an individual transaction basis, other than in the ordinary course of business, or (2) enter into any new IRUs or renew any existing IRU, in each case, having a value in excess of $300,000 on an individual basis, or (3) having a value in excess of $500,000, in the aggregate, for all such transactions and IRUs described in subsection (1) and subsection (2) of this Section 5.1(b)(i);

(ii)	(1) amend (other than immaterial amendments), waive any material right under, voluntarily terminate (other than in accordance with its terms), cancel or renew on any different terms any Material Contract or (2) enter into any Contract that if in effect on the Execution Date would be a Material Contract, other than, in the case of each of clause (1) and clause (2), (x) in the ordinary course of business or (y) amendments that are more favorable to the Business;

(iii)	voluntarily subject any Acquired Asset to any Lien (other than Permitted Liens) outside the ordinary course of business, except for any Lien that would be released at or prior to the Closing;

(iv)	adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization or otherwise permit its corporate existence to be suspended, lapsed or revoked, in each case, in a manner that may reasonably be expected to result in an adverse effect on the Business or the Acquired Assets;

(v)	except as required by Law, pursuant to a Business Employee Benefit Plan in effect on the date of this Agreement or by the terms of this Agreement, (1) grant to any Business Employee any increase in compensation or benefits, including any increase in bonus opportunities, severance or termination pay, except for base salary increases in the ordinary course of business, (2) enter into, amend or terminate any employment, consulting, bonus, severance or termination agreement with any Business Employee, (3) establish, adopt, enter into, amend or terminate any Business Employee Benefit Plan (other than any such action that applies uniformly to Business Employees and other similarly situated employees of Seller or the Seller Subsidiaries and does not materially increase the benefits provided to any Business Employee), (4) take any action to accelerate any payments, rights or benefits not in the ordinary course of business, under any Business Employee Benefit Plan or (5) terminate the employment of any Business Employee, hire (other than to fill any vacancies) any individual who would be a Business Employee if employed on the Execution Date or promote any Business Employee or individual who would be a Business Employee if employed on the Execution Date;

(vi)	enter, without prior written consent of Purchaser, into any collective bargaining agreement with respect to any Business Employee or voluntarily enter into any new or amended collective bargaining, labor, works council, or similar agreement or arrangement covering any of the Business Employees;

(vii)	(A) sell, assign, transfer or grant any exclusive license to any Acquired Intellectual Property, (B) grant any exclusive license or covenant not to sue with respect to any Registered Acquired Intellectual Property, other than in the ordinary course of business, or (C) allow any material Registered Acquired Intellectual Property to lapse or go abandoned, other than at the end of its ordinary, non-extendible term or otherwise in Seller’s or any Seller Subsidiaries’ reasonable business judgement;

(viii)	make any material change in any method of accounting or accounting practice or policy used by Seller with respect to the Business in the preparation of its financial statements, other than such changes as are required by GAAP or applicable Law;

(ix)	implement any material increase or decrease in the rates charged to subscribers of the Systems except to reflect any changes in rates for programming that are generally consistent with industry practice including increases associated with increases in retransmission consent fees and programming charges which are implemented in the first quarter, or make any material changes in programming or give any notices to subscribers or local Governmental Authorities concerning any material changes in rates or programming, or make any commitment regarding changes in or continuation of rates or programming, except, in each case, in the ordinary course of business, as obligated or permitted by FCC rules, regulations or orders or pursuant to applicable Law or Material Contracts and other than marketing or promotional activities in the ordinary course of business.

(x)	enter into any settle or release of any Action exclusively or primarily relating to the Business or the System, unless such settlement or release contemplates only the payment of money without admission of wrongdoing or misconduct and results in an absolute release of the Business relating to such Action and in which the amount involved does not exceed $500,000;

(xi)	commit to or incur capital expenditures relating to the Business that are greater than $500,000 in the aggregate without obtaining the prior written consent of Purchaser;

(xii)	implement any employee layoffs, plant closings, reductions in force, furloughs, temporary layoffs, salary or wage reductions, work schedule changes or other such actions that would result in Liability under WARN as of the Closing (not taking into account any such actions that Purchaser or its Affiliates may take after the Closing which, when aggregated with any such actions taken by Seller or its Affiliates, would result in Liability under WARN); and

(xiii)	agree or commit to do or take any action described in this Section 5.1(b).

(c)           Nothing contained in this Agreement shall give Purchaser, directly or indirectly, the right to own and operate any of the assets, or to control or direct the businesses or operations, of Seller and the Seller Subsidiaries, other than with respect to the Acquired Assets or Business after Closing.

(d)          Anything to the contrary in this Agreement notwithstanding, the Parties acknowledge and agree that nothing in this Section 5.1 shall be deemed to limit the transfer, use, operation, acquisition or disposition of Excluded Assets or Retained Liabilities in a manner that does not adversely affect the Acquired Assets or Assumed Liabilities prior to, at or after the Closing.

Section 5.2            Access to Information.

(a)           Seller shall afford to Purchaser reasonable access, upon reasonable notice during normal business hours, consistent with applicable Law (including, for the avoidance of doubt, applicable Laws relating to privacy, data protection and the collection, retention, protection, transfer, use and processing of Personal Data), in furtherance of the consummation of the transactions contemplated hereby and in accordance with the procedures established by Seller, during the period prior to the Closing, and solely for purposes of integration planning, to the properties, books, Contracts, records and personnel of Seller and the Seller Subsidiaries primarily or exclusively related to the Acquired Assets and the Assumed Liabilities; provided, however, that: (i) neither Seller nor any of its Affiliates shall be required to violate any obligation of confidentiality to which it or any of its Affiliates may be subject or provide access to classified properties, books, Contracts or records in discharging their obligations pursuant to this Section 5.2(a); (ii) Seller shall make available, or cause the Seller Subsidiaries to make available, Transferred Employee personnel files only after the Closing Date; provided that Seller shall not make, or cause to be made, available medical records, workers compensation records or the results of any drug testing; provided further that Purchaser shall indemnify and hold Seller and its Affiliates harmless from any Liabilities arising out of or relating to the transfer of such personnel files); and (iii) prior to the Closing Date, Purchaser shall not conduct any Phase II Environmental Site Assessment or conduct any invasive testing or any sampling of soil, sediment, surface water, ground water or building material at, on, under or within any facility on any property of Seller or any of its Affiliates.

(b)           Purchaser agrees that any investigation undertaken pursuant to the access granted under Section 5.2(a) shall be conducted in such a manner as not to unreasonably interfere with the operation of the Business (or any other business of Seller or any of its Affiliates), and none of Purchaser or any of its Affiliates or Representatives shall communicate with any of the Business Employees without the prior written consent of Seller, which consent shall not be unreasonably withheld, conditioned or delayed. Notwithstanding anything to the contrary in this Agreement, neither Seller nor any of its Affiliates shall be required to provide access to or disclose information where, in the reasonable judgment of Seller, such access or disclosure would jeopardize attorney-client or other applicable privilege or protection, or contravene any Laws or contractual obligations, or such information concerns the valuation of or future plans for the Business or the process in which Seller and its Affiliates have engaged in connection with a sale of the Business.

(c)           At and after the Closing, Purchaser shall, and shall cause its Affiliates to, afford Seller, its Affiliates and their respective Representatives, during normal business hours, upon reasonable notice, access to the properties, books, Contracts, records and Business Employees to the extent that such access may be reasonably requested by Seller, including in connection with financial statements, Taxes, reporting obligations, defense of claims and compliance with applicable Laws; provided, however, that nothing in this Agreement shall limit any of Seller’s or any of its Affiliates’ rights of discovery.

(d)           Notwithstanding anything to the contrary in this Section 5.2, no Party shall be deemed to have breached this Section 5.2 if such Party cannot provide to the other Party access of the other such Party pursuant to this Section 5.2 as a result of Covid-19 or the Covid-19 Measures; provided that for so long as any applicable Covid-19 Measures are in effect, the providing Party shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to provide access to the receiving Party and its Representatives under this Section 5.2 through virtual or other remote means.

(e)            Purchaser agrees to hold all the books and records of the Business existing on the Closing Date and not to destroy or dispose of any thereof for a period of seven (7) years from the Closing Date or such longer time as may be required by Law, and thereafter, if it desires to destroy or dispose of such books and records, to offer first in writing at least sixty (60) days prior to such destruction or disposition to surrender them to Seller; provided that Seller has only been permitted to receive and keep such books and records for purposes of its or its Affiliates’ financial statements, Taxes, reporting obligations, defense of claims and compliance with applicable Laws.

Section 5.3             Required Efforts.

(a)            Purchaser and Seller shall, and shall cause their respective Affiliates to, use their reasonable best efforts to promptly take, or cause to be taken, all actions, and do, or cause to be done, all things necessary, proper or advisable under any applicable Laws to consummate and make effective in the most expeditious manner possible the transactions contemplated by this Agreement and the Ancillary Agreements, including: (i) preparing and filing all filings, forms, registrations, and notifications required to be filed to consummate the transactions contemplated by this Agreement and the Ancillary Agreements (including all the filings, forms, registrations, notifications and other actions described in Section 5.3(a)(i) of the Seller Disclosure Schedule (collectively, the “Required Actions”)); (ii) using reasonable best efforts to obtain (and cooperate with each other in obtaining) all consents, clearances, expiration or termination of any waiting periods, authorizations, Orders or approvals of, or any exemptions by, any Governmental Authority (including those set forth on Section 5.3(a)(ii) of the Seller Disclosure Schedule (collectively, the “Regulatory Approvals”)); (iii) defending any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or consummation of the transactions contemplated by this Agreement and the Ancillary Agreements; and (iv) executing and delivering any additional instruments necessary to consummate the transactions contemplated by this Agreement and the Ancillary Agreements and to fully carry out the purposes of this Agreement and the Ancillary Agreements.

(b)           In furtherance of the covenants in this Section 5.3 and notwithstanding any other provision of this Agreement, (i) if any administrative or judicial action or proceeding, including any proceeding by a private party, is instituted (or threatened to be instituted) challenging the transactions contemplated by this Agreement as violative of any Competition Law, each of the Parties shall use its reasonable best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction, or other order, whether temporary, preliminary or permanent, that results from such action or proceeding and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement on or before the Outside Date and (ii) the Parties shall take all commercially reasonable actions as may be necessary to avoid or eliminate each and every impediment under any applicable Competition Laws so as to enable the Closing to occur as promptly as practicable (and in any event no later than the Outside Date); provided, however, that notwithstanding anything to the contrary herein, Purchaser and its Affiliates shall not take any action that could materially delay or prevent the consummation of the transactions contemplated by this Agreement before the Outside Date.

(c)           Purchaser and Seller shall cooperate and consult with each other in connection with the making of all filings, notifications, communications, submissions, and any other actions pursuant to this Section 5.3, and, to the extent not prohibited by applicable Law, Purchaser and Seller shall each keep the other apprised on a current basis of the status of matters relating to the completion of the transactions contemplated by this Agreement, including promptly furnishing the other with copies of notices or other communications received by Purchaser and Seller, as the case may be, or any of their respective Affiliates, from any third party and/or any Governmental Authority with respect to the transactions contemplated by this Agreement. Subject to applicable Law relating to the exchange of information (including the Confidentiality Agreement), Purchaser and Seller shall permit counsel for the other Party a reasonable opportunity to review in advance, and consider in good faith the views of the other Party in connection with, any proposed notifications or filings and any written communications or submissions to any Governmental Authority. Purchaser and Seller may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other Party under this Agreement as “outside counsel only.” Such designated materials, and the information contained therein, shall be given only to the outside legal counsel of the recipient involved in the transactions contemplated by this Agreement and shall not be disclosed by such outside counsel to employees, officers or directors of the recipient unless written permission is obtained in advance from the source of the materials (Purchaser or Seller, as the case may be) or its legal counsel in advance of it being shared; it being understood that materials provided pursuant to this Agreement may be redacted (i) to remove references concerning the valuation of the Acquired Assets and the Business, (ii) as necessary to comply with contractual arrangements and (iii) as necessary to address reasonable privilege concerns. Purchaser and Seller shall not participate in any meeting (whether in-person, by telephone, or otherwise) with any Governmental Authority in connection with this Agreement or the transactions contemplated by this Agreement, or with any other Person in connection with any proceeding or Action by a private party relating to any applicable Competition Laws in connection with this Agreement or the transactions contemplated by this Agreement, unless it consults with the other Party in advance and, to the extent not prohibited by such Governmental Authority, gives the other Party the opportunity to attend and participate thereat.

(d)           Purchaser agrees to provide such security and assurances as to financial capability, resources and creditworthiness as may be reasonably requested by any Governmental Authority or other third party whose consent or approval is sought in connection with the transactions contemplated hereby. Whether or not the transactions contemplated by this Agreement and the Ancillary Agreements are consummated in accordance with the terms hereof and thereof, Purchaser shall be responsible for all fees and payments (including filing fees and legal, economist and other professional fees) to any third party or any Governmental Authority to obtain any consent, clearance, expiration or termination of a waiting period, authorization, Order or approval pursuant to this Section 5.3, Section 5.4 or Section 5.5, other than the fees of and payments to Seller’s legal and professional advisors.

Section 5.4             Cooperation on Programming Matters. Without limiting the obligations set forth in Section 5.3, (a) Purchaser shall reasonably cooperate with Seller, including by executing and delivering to Seller such documents as may reasonably be requested by Seller, to comply with the requirements of the Programming Agreements and channel line-up requirements that pertain to divestitures of cable television systems, and (b) Seller shall reasonably cooperate with Purchaser, including by executing and delivering such documents as may reasonably be requested by Purchaser, to comply with the requirements of the Programming Agreements and channel line-up requirements that pertain to acquisitions of cable television systems.

Section 5.5             Non-Assignment; Third-Party Consents; Shared Contracts.

(a)            Notwithstanding anything herein to the contrary, this Agreement shall not constitute an agreement to assign or transfer any of the Acquired Assets if an attempted assignment or transfer thereof or change of control of the Business is (i) prohibited by Law or (ii) without the approval, authorization or consent of, filing with, notification to, or granting or issuance of any approval, consent, license, Order, waiver or permit by any third party or Governmental Authority (collectively, “Approvals”) would (A) constitute a breach thereof, (B) be reasonably likely to subject Seller, any Seller Subsidiary, Purchaser or any of their respective officers, directors, agents or Affiliates, to civil or criminal liability, (C) be reasonably likely to make such assignment, or transfer or change of control void or voidable, or (D) in any way adversely affect the rights thereunder of Seller, any Seller Subsidiary, Purchaser or any of their respective officers, directors, agents or Affiliates, and such Approval is not obtained at or before the Closing, Seller and Purchaser shall, and shall cause their respective Subsidiaries to, reasonably cooperate to obtain any consents from third parties under Material Contracts , in each case required in connection with the consummation of the transactions contemplated by this Agreement, including during such time as the Transition Services Agreement remains in effect (the consents of third parties referred to in this Section 5.5, collectively, the “Third-Party Consents”), and, prior to the receipt of any such third-Party Consents, Seller and the Seller Subsidiaries shall, during such time as the Transition Services Agreement remains in effect, use their commercially reasonable efforts to ensure all of the rights and benefits under any such Material Contracts are made available to Purchaser. Notwithstanding anything to the contrary contained herein, neither Seller nor the Seller Subsidiaries shall have any obligation to make any payments or other concession that is not due and payable prior to the Closing, or incur any other Liability, or commence or participate in any Action to obtain any consents of third parties (including Third-Party Consents). Purchaser agrees that the failure to receive any Third-Party Consents shall not be taken into account in determining whether any condition to the Closing set forth in Article VI, other than with respect to Section 6.1(a) and Section 6.1(b), shall have been satisfied.

(b)            Without limitation to the foregoing, Seller and Purchaser acknowledge that Seller and the Seller Subsidiaries are parties to certain Contracts that relate primarily to the businesses and operations or conduct of the Business, on the one hand, and relate to the businesses to be retained by the Seller and Seller Subsidiaries, on the other hand, including without limitation those set forth on Section 5.5(b)(i)(A) of the Seller Disclosure Schedule, (collectively, the “Shared Contracts”) and certain Contracts that do not relate primarily to the business and operation or conduct of the Business, but that are significant to the Business, as set forth on Section 5.5(b)(i)(B) of the Seller Disclosure Schedule (collectively, the “Significant Customer Contracts”), following the Closing (provided for the avoidance of doubt that the portion of the Shared Contracts set forth on Section 5.5(b)(ii) of the Seller Disclosure Schedule that primarily relates to the Business shall be an Acquired Asset). From and after the Closing, the benefits of all Shared Contracts (except for Contracts set forth on Section 5.5(b)(ii) of the Seller Disclosure Schedules) shall be provided by Seller to Purchaser under the Transition Services Agreement, and Seller and Purchaser shall cooperate with each other and use their respective commercially reasonable efforts commencing on the Effective Date and lasting during such time as the Transition Services Agreement remains in effect: (i) to cause the Shared Contract and the Significant Customer Contracts, as the case may be, to be apportioned (including by obtaining the consent of such counterparty to enter into a new contract or amendment, or splitting or assigning in relevant part such Shared Contract or such Significant Customer Contract), effective as of the Closing or thereafter, between the Purchaser and its Affiliates (the “Purchaser Group”) and Seller and the Seller Subsidiaries (the “Seller Group”), pursuant to which the Seller Group will assume all of the rights and obligations under such Shared Contract or Significant Customer Contract that relate to the businesses and operations of the Seller Group (other than the Business), on the one hand, and the Purchaser Group will assume all of the rights and obligations under such Shared Contract or Significant Customer Contract that relate to the Business, on the other hand; and (ii) in the case of the Seller Group, to cause the applicable counterparty to release the Purchaser Group, as applicable, from the obligations of the Seller Group arising after the Closing Date under the portion of the Shared Contract or the Significant Customer Contracts apportioned to the Seller Group and, in the case of the Purchaser Group, to cause the applicable counterparty to release the Seller Group from the obligations of the Purchaser Group arising after the Closing Date under the portion of the Shared Contract or Significant Customer Contract apportioned to the Purchaser Group. From and after the Closing, (A) Purchaser shall indemnify and hold harmless the Seller Group against all Losses arising from or relating to the portion of any Shared Contract or Significant Customer Contract apportioned to the Purchaser Group, (B) Seller shall indemnify and hold harmless Purchaser and its Subsidiaries (including the Purchaser Group) against all Losses arising from or relating to the portion of any Shared Contract or Significant Customer Contract apportioned to the Seller Group and (C) Purchaser and the other members of the Purchaser Group shall not extend the term or otherwise amend the terms of any Shared Contract or Significant Customer Contract in a manner that would adversely affect any member of the Seller Group without Seller’s prior written consent, and Seller and the other members of the Seller Group shall not extend the term or otherwise amend the terms of any Shared Contract or Significant Customer Contract in a manner that would adversely affect Purchaser or the other members of the Purchaser Group without Seller’s prior written consent.

Section 5.6             Confidentiality Agreement. The Parties expressly agree that, notwithstanding any provision of the Confidentiality Agreement to the contrary, the terms of the Confidentiality Agreement are incorporated into this Agreement by reference and shall continue in full force and effect until the Closing. The Parties expressly agree that, notwithstanding any provision of the Confidentiality Agreement to the contrary, including with respect to termination thereof, if, for any reason, the transactions contemplated by this Agreement and the Ancillary Agreements are not consummated in accordance with the terms hereof and thereof, the Confidentiality Agreement shall continue in full force and effect for a period of twenty-four (24) months following termination of this Agreement and otherwise in accordance with its terms. Effective upon, and only upon, the Closing, the confidentiality and non-disclosure obligations set forth in the Confidentiality Agreement shall terminate with respect to information relating solely to the Business; provided that Purchaser acknowledges that its obligations of confidentiality and non-disclosure with respect to any other information provided to it by or on behalf of Seller and the Seller Subsidiaries or any of their respective Affiliates or Representatives, concerning the Excluded Assets or Retained Liabilities, Seller, the Seller Subsidiaries or any of their respective Affiliates (other than solely with respect to the Business) shall continue to remain subject to the terms and conditions of the Confidentiality Agreement, any termination of the Confidentiality Agreement that has occurred or would otherwise occur notwithstanding.

Section 5.7             Public Announcements. From and after the Execution Date, the Parties will consult with each other and will mutually agree upon any publication of any press release or public announcement by the Parties and their respective Affiliates in respect of this Agreement or the transactions contemplated by this Agreement and shall not issue any such press release or public announcement prior to such consultation and agreement (which shall not be unreasonably withheld, conditioned or delayed), except (a) as may be required by Law or stock exchange rules, in which case the Party seeking to publish such press release or public announcement shall use best efforts to provide the other Party a reasonable opportunity to comment on such press release or public announcement in advance of such publication or (b) to the extent the contents of such release or announcement have previously been released publicly by a Party or are consistent in all material respects with materials or disclosures that have previously been released publicly without violation of this Section 5.7. The Parties agree that the initial press release to be issued with respect to the execution of this Agreement shall be in the form agreed to by Seller and Purchaser.

Section 5.8             Bonds; Letters of Credit. At or prior to the Closing, Purchaser shall at its sole expense arrange for substitute letters of credit, surety bonds, Purchaser guarantees, advance payment guarantees, and other obligations to replace the outstanding letters of credit, surety bonds, guarantees, advance payment guarantees and other contractual obligations entered into by or on behalf of Seller or any of its Affiliates in connection with or relating to the Business, the Acquired Assets or the Assumed Liabilities, each of which is listed in Section 5.8 of the Seller Disclosure Schedule (together, the “Business Guarantees”), and assume all obligations under each Business Guarantee, obtaining from the creditor or other counterparty a full and irrevocable release of Seller and its Affiliates that are liable, directly or indirectly, for reimbursement to the creditor or fulfillment of other Liabilities to a counterparty in connection with the Business Guarantees. Purchaser further agrees that to the extent Seller or any of its Affiliates incurs any cost or expense, or is required to make any payment, or is subject to any claim or Action, in connection with such Business Guarantees on or after the Closing, Purchaser shall indemnify and hold harmless Seller and its Affiliates against, and reimburse Seller and its Affiliates for, any and all Liabilities or amounts paid, including costs or expenses in connection with such Business Guarantees, including expenses of Seller or any Affiliate thereof in maintaining such Business Guarantees, whether or not any such Business Guarantee is drawn upon or required to be performed, and shall in any event promptly and in no event later than three (3) Business Days after written demand therefor from Seller, reimburse Seller and any of its Affiliates to the extent that any Business Guarantee is called upon and Seller or any of its Affiliates makes any payment or incurs any Liability in respect of any such Business Guarantee. For any Business Guarantees for which Purchaser or any of its Affiliates, as applicable, is not substituted in all respects for Seller and its Affiliates (or for which Seller and its Affiliates are not fully released) effective as of the Closing and that cannot otherwise be terminated effective as of the Closing (with Seller and its Affiliates to be fully released in respect thereof), Purchaser shall and shall cause its Affiliates to continue to use their best efforts to effect such substitution or termination and release after the Closing. Without limiting the foregoing, neither Purchaser nor any of its Affiliates shall extend or renew any Contract containing or underlying a Business Guarantee unless, prior to or concurrently with such extension or renewal, Purchaser or its Affiliates are substituted in all respects for Seller and its Affiliates, and Seller and its Affiliates are fully released, in respect of all Liabilities under such Business Guarantees. At the request of Seller, Purchaser shall provide Seller or any of its Affiliates with letters of credit in an amount equal to their aggregate potential Liability in respect of any such Business Guarantees.

Section 5.9             Limited Use of Names and Marks.

(a)            Purchaser hereby acknowledges that all right, title and interest in and to the “WOW!” Mark, together with all variations and acronyms thereof and all Marks, Internet domain names, company names and other identifiers of source or goodwill containing, incorporating or associated with any of the foregoing (collectively, the “Retained Names and Marks”) are, and shall, following the Closing, continue to be, owned exclusively by Seller or its Affiliates. Except as expressly provided in Section 5.9(b), no other right to use the Retained Names and Marks is granted by Seller to Purchaser or its Affiliates whether by implication or otherwise, and nothing hereunder permits Purchaser or its Affiliates to use the Retained Names and Marks in any manner other than in connection with Existing and Replacement Stock.

(b)           Subject to Section 5.9(c), Purchaser shall, for a period of time not less than six (6) months following the expiration of the Transition Services Agreement or its termination in its entirety pursuant to Section 4.02 therein, be entitled to use, solely in connection with the operation of the Business in a manner consistent with such usage immediately prior to the Closing, all of the Business’s existing materials, including, without limitation, displays, signage and stocks of signs, letterheads, invoice stock, advertisements and promotional materials, inventory and other documents and materials, vehicles, manuals, forms, computer software and other materials that are included in the Acquired Assets and contain the Retained Names and Marks, including any additions or replacements thereof (“Existing and Replacement Stock”), after which period Purchaser shall, and shall cause its Affiliates to, remove or obliterate all Retained Names and Marks from such Existing and Replacement Stock or cease using such Existing and Replacement Stock; provided, however, that Purchaser shall have no obligation to take any such actions with respect to (a) customer premises equipment in the possession of customers or (b) any cable or fibers which have been previously installed.

(c)            Purchaser shall ensure that all uses of the Retained Names and Marks as provided in this Section 5.9 shall be only with respect to goods and services of a level of quality equal to or greater than the quality of goods and services with respect to which the Retained Names and Marks were used in the Business prior to the Closing. Any and all goodwill generated by the use of the Retained Names and Marks under this Section 5.9 shall inure solely to the benefit of Seller. In no event shall Purchaser or its Affiliates use the Retained Names and Marks in any manner that may reasonably be expected to damage or tarnish the reputation of Seller or the goodwill associated with the Retained Names and Marks.

(d)            Where reasonably appropriate, within sixty (60) days after the Closing Date, Purchaser shall ensure that all uses of the Retained Names and Marks as provided in this Section 5.9 include the following legend or its equivalent as approved by Seller to indicate the Retained Names and Marks are being used by Purchaser under a license from, and are owned by, Seller or its Affiliates: “[The applicable Mark] is a [registered] [trademark] [service mark] owned by [Seller] and is used under license.” To the extent that this Section 5.9 includes use of the Retained Names and Marks in connection with any products or services provided by Purchaser to its customers, Purchaser shall also ensure that, within sixty (60) days after the Closing Date, all uses of the Retained Names and Marks are accompanied by the following designation or its equivalent as approved by Seller to indicate that such product or service is being provided by Purchaser: “powered by [Purchaser].”

(e)            Purchaser shall indemnify and hold harmless Seller and its officers, directors, employees, agents, successors and assigns, from and against any and all such claims that may arise out of the use of the Retained Names and Marks by Purchaser or its Affiliates. Notwithstanding anything in this Agreement to the contrary, Purchaser hereby acknowledges that in the event of any breach or threatened breach of this Section 5.9, Seller, in addition to any other remedies available to it, shall be entitled to a preliminary injunction, temporary restraining order or other equivalent relief restraining Purchaser or its Affiliates from any such breach or threatened breach.

Section 5.10           R&W Insurance Policy. Prior to or concurrently with the execution of this Agreement, Purchaser shall cause to be bound and incepted a representations and warranties insurance policy (a copy of which Purchaser shall have provided Seller prior to the execution thereof) (the “R&W Insurance Policy”). Seller and Purchaser shall each pay, or cause to be paid, fifty percent (50%) of the premium required for issuance of the R&W Insurance Policy. Following the final issuance of the R&W Insurance Policy, Purchaser agrees to use reasonable best efforts to keep the R&W Insurance Policy in full force and effect for the policy period set forth therein. Upon its final issuance, Purchaser shall deliver the R&W Insurance Policy to Seller. The Parties acknowledge that Purchaser obtaining the R&W Insurance Policy is a material inducement to Seller entering into the transactions contemplated by this Agreement, and Seller is relying on Purchaser’s covenants and obligations set forth in this Section 5.10. The R&W Insurance Policy shall include a provision whereby the insurer expressly waives, and irrevocably agrees not to pursue, directly or indirectly, any subrogation rights against Seller or any of its Affiliates, or any former shareholders, managers, members, directors, officers and employees of any of the foregoing with respect to any claim made by any insured thereunder, which waiver Seller may enforce directly against the insurer of the R&W Insurance Policy, other than in the event of Actual Fraud on the part of Seller in respect of any of the representations set forth in Article III. Purchaser shall not waive, amend, modify or otherwise revise this subrogation provision under the R&W Insurance Policy, or allow such provision to be waived, amended, modified or otherwise revised by any other Person, in each case, without Seller’s prior written consent, which shall not be unreasonably withheld, delayed or conditioned. For the avoidance of doubt, in no event shall Seller’s obligations or liability under Article VII be expanded or increased as a result of any failure by Purchaser or its Affiliates to obtain a representation and warranty insurance policy or, if obtained, any of the terms or conditions thereof.

Section 5.11           Non-Solicitation; Non-Competition.

(a)            Except as otherwise agreed to by the Purchaser and Seller, for a period of thirty-six (36) months following the Closing Date, Seller shall not, and shall cause the Seller Subsidiaries and Affiliates of Seller who are acting at the direction or on behalf of Seller not to, directly or indirectly, employ, hire, enter into an agency or consulting relationship with, recruit or solicit for employment any Transferred Employee or otherwise induce any Transferred Employee to terminate employment with Purchaser; provided that the foregoing restrictions shall not apply to (i) any Transferred Employee who ceased to be employed by Purchaser or its Subsidiaries for a period of at least six (6) months prior to any solicitation by and the commencement of any discussions with Seller or the Seller Subsidiaries or Affiliates of Seller who are acting at the direction or on behalf of Seller, (ii) any general solicitations not targeted at Transferred Employees (including through the use of recruiting firms not directed at Transferred Employees) or advertisements in any newspaper, magazine, trade publication, electronic medium or other media and any Transferred Employees who respond thereto and (iii) any Transferred Employee who contacts Seller or any Seller Subsidiary on his or her own initiative and without any solicitation or encouragement by or on behalf of Seller or any Seller Subsidiary or Affiliates of Seller who are acting at the direction or on behalf of Seller.

(b)           For a period of five (5) years following the Closing Date, Seller shall not, and shall cause the Seller Subsidiaries not to, directly engage in the business of providing subscribers with residential and commercial cable television services, High Speed Internet Service, Voice Services and other current products and current services in the State of Ohio or any geographic location within fifty (50) miles of the Market (the “Buffer Zone” and such restricted business, collectively, the “Restricted Purchaser Business”). Notwithstanding the foregoing, the Buffer Zone shall not include the State of Michigan.

(c)           Notwithstanding the foregoing, nothing in Section 5.11(b) shall in any way prohibit or prevent Seller or any of the Seller Subsidiaries or any of their respective Affiliates from:

(i)	acquiring any securities or interests (whether by way of a purchase, merger, consolidation or other transaction) in any Person or business:

(A)	if such securities or interests represent less than 10% of the voting interests in such Person or business;

(B)	if such Person or business derived 10% or less of its total annual revenues in the most recent fiscal year from activities that constitute a Restricted Purchaser Business; or

(C)	if such Person or business derived more than 10% of its total annual revenues in the most recent fiscal year from activities that constitute a Restricted Purchaser Business and Seller and the Seller Subsidiaries divest or otherwise cause the Restricted Purchaser Business to constitute less than 10% of such Person’s or business’s total annual revenues within twelve (12) months following such acquisition; and/or

(ii)	exercising its rights or complying with its obligations under this Agreement or any of the Ancillary Agreements.

(d)           Notwithstanding the foregoing, the provisions of Section 5.11(b) (i) shall not restrain or prohibit, and shall terminate in their entirety upon, the consummation of any transaction or series of related transactions that results in a change of control of Seller or a majority of the assets of Seller and the Seller Subsidiaries, and (ii) shall not restrain or prohibit any activities, actions or conduct of any Person that is not directly or indirectly controlled by Seller, including any joint ventures, partnerships or co-investment vehicles that neither Seller nor any of the Seller Subsidiaries controls, or any investments in funds in which Seller has no right of decision with respect to the investment strategy of such funds.

Section 5.12          Prorations.In the event that Seller or Purchaser receives a benefit after the Closing as a result of an accounts payable or other Liability retained by the other Party or a Subsidiary of the other Party related exclusively or primarily to the Acquired Assets of the Business, on the one hand, or the Retained Assets, on the other hand, Purchaser and Seller agree to reimburse the other Party or the applicable Subsidiary for the amount of the benefit actually received the other Party’s cost therefor.

Section 5.13          Certain Tax Matters.

(a)           Each Party shall, and shall cause its Affiliates to, cooperate with and (at the expense of the requesting Party to the extent that any out-of-pocket expenses or costs are incurred) provide to the other Party and its Affiliates such documentation, information and assistance as may reasonably be requested in connection with (i) the preparation of any Tax Return relating to the Business, the Acquired Assets or the Assumed Liabilities, (ii) the determination of liability for Taxes or a right to refund of Taxes pursuant to this Agreement or (iii) the conduct of any Tax Proceeding relating to the Business, the Acquired Assets or the Assumed Liabilities.

(b)           Notwithstanding anything to the contrary in this Agreement, (i) Seller or its Affiliates may redact from any copy of its Tax Returns information or content that is not material or relevant to the Business, the Acquired Assets or the Assumed Liabilities and (ii) in no event shall Seller or any of its Affiliates be required to provide any Person with a copy of or otherwise disclose the contents of any consolidated, combined, unitary or similar group Tax Return.

(c)           Taxes relating or imposed with respect to the Business, the Acquired Assets or the Assumed Liabilities on a periodic basis and payable for any Straddle Period, including real and personal property Taxes, ad valorem Taxes, and franchise fees or Taxes (“Periodic Taxes”) shall be prorated between Purchaser and Seller based on the number of days of the relevant Straddle Period the asset was owned by each respective Party during the fiscal period for which Periodic Taxes were assessed by the Taxing Authority (as such fiscal period is reflected on the bill rendered by such Taxing Authority). All Taxes payable for any Straddle Period other than Periodic Taxes shall be prorated between Seller and Purchaser on a “closing of the books” basis as of the end of the day on the Closing Date.)

(d)           With respect to Periodic Taxes, Seller shall prepare and timely file, or cause to be prepared and timely filed, all Tax Returns that are required to be filed for all Pre-Closing Tax Periods.

(e)           Notwithstanding anything to the contrary in this Agreement, any sales, use transfer (including real estate transfer), documentary, stamp, recording, value added, conveyance, goods and services or similar Taxes and fees imposed on or payable in connection with the transfer of the Acquired Assets, the Assumed Liabilities and the Business contemplated by this Agreement (“Transfer Taxes”) resulting from the transactions contemplated by this Agreement will be borne fifty percent (50%) by Purchaser, on the one hand, and fifty percent (50%) by Seller, on the other. The Parties shall use commercially reasonable efforts to minimize Transfer Taxes to the extent legally permissible. In furtherance of the foregoing sentence, Purchaser shall treat the transfer and sale of all relevant assets as exempt from taxation under Ohio Revised Code Section 5739.02(B)(42)(a) and take all actions necessary or appropriate in connection with such treatment. The Party responsible under applicable Law for filing the Tax Returns with respect to such Transfer Taxes shall prepare and timely file such Tax Returns (and Purchaser shall provide timely payment therefor, if any payment is due) and promptly provide a copy of such Tax Return to the other Party. Seller and Purchaser shall, and shall cause their respective Affiliates to, cooperate to timely prepare and file any Tax Returns or other filings relating to such Transfer Taxes, including any claim for exemption from, reduction of or exclusion from the application or imposition of any Transfer Taxes and cooperating with the other Party in providing any information and documentation and obtaining any certificate or other document from any Governmental Authority or any other Person, in each case, that may be necessary to obtain such exemptions, reductions or exclusions.

Section 5.14           Universal Service Fund Forms. Notwithstanding anything to the contrary in this Agreement, Seller shall be solely responsible for submitting its own FCC Form 499-A and paying all applicable federal Universal Service Fund assessments and other similar regulatory fees associated with all telecommunications revenues billed by Seller and its Affiliates up to and including the Closing Date, and Purchaser shall be solely responsible for submitting its own FCC Form 499-A and paying all applicable federal Universal Service Fund assessments and other similar regulatory fees associated with all telecommunications revenues billed by Purchaser and its Affiliates after the Closing Date.

Section 5.15           Misallocated Payments.

(a)           Seller shall, or shall cause its applicable Affiliate to, (i) promptly pay or deliver to Purchaser (or Purchaser’s designated Affiliate) any monies or checks that are in respect of the Business, any Acquired Asset or any Assumed Liability that have been delivered to Seller or any Seller Subsidiaries following the Closing, including any monies or checks sent by customers, suppliers or other contracting parties in respect of the Business, any Acquired Asset or any Assumed Liability and (ii) promptly reimburse Purchaser (or its designated Affiliates) for any amounts paid by Purchaser (or its designated Affiliates) to the extent such payments are or are in respect of any Excluded Asset or Retained Liability.

(b)           Purchaser shall, or shall cause its applicable Affiliate to, (i) promptly pay or deliver to Seller (or its designated Affiliates) any monies or checks that have been sent to Purchaser or any of its Affiliates after the Closing to the extent such monies or checks are in respect of any Excluded Asset or Retained Liability and (ii) promptly reimburse Seller (or its designated Affiliates) for any amounts paid by Seller to the extent such payments are or are in respect of any Acquired Asset or an Assumed Liability.

Section 5.16           Insurance. Subject to the provisions of Section 7.10, the coverage under all insurance policies related to the Business and arranged or maintained by Seller and the Seller Subsidiaries is only for the benefit of Seller, the Seller Subsidiaries and their respective Affiliates, and not for the benefit of Purchaser or the Business. As of the Closing Date, Purchaser agrees to arrange for its own insurance policies with respect to the Business covering all periods and agrees not to seek, through any means, to benefit from any of Seller’s, the Seller Subsidiaries’ or any of their respective Affiliates’ insurance policies that may provide coverage for claims relating in any way to the Business.

Section 5.17           Bulk Transfer Laws. Purchaser hereby waives compliance by Seller and the Seller Subsidiaries with the provisions of any so-called “bulk transfer laws” of any jurisdiction in connection with the sale of the Acquired Assets to Purchaser to the extent such laws are applicable to the transactions contemplated by this Agreement.

Section 5.18          Contact with Subscribers, Suppliers and Other Business Relations. During the period from the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, Purchaser hereby agrees that it is not authorized to and shall not (and shall not permit any of its employees, agents, Representatives or Affiliates to) contact any employee (excluding executive officers of Seller), subscriber, supplier, distributor or other material business relation of Seller, regarding Seller, the Business or the transactions contemplated by this Agreement and the Ancillary Agreements without the prior written consent of Seller; provided, however, that Purchaser shall be permitted to deliver any communications required by Law.

Section 5.19          Further Actions. If, at any time from and after the Closing, any further action is necessary to carry out the purposes of this Agreement and the transactions contemplated hereby, each of Purchaser and Seller will take such further action (including the execution and delivery of such further instruments and documents) as the other Party may reasonably request, all at the sole cost and expense of the requesting Party.

Section 5.20           Litigation Support. In the event that and for so long as Seller or any of its Affiliates is prosecuting, contesting or defending any Action by or against a third party in connection with or relating to (a) the transactions contemplated under this Agreement or any Ancillary Agreements, or (b) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction relating to, in connection with or arising from the Business, the Acquired Assets or the Assumed Liabilities, Purchaser shall, and shall cause its Affiliates (and its and their officers and employees and Representatives) to, cooperate with Seller and its counsel in such prosecution, contest or defense, including making available its personnel, and providing such testimony and access to its books and records and other information as shall be reasonably necessary in connection with such prosecution, contest or defense. For the avoidance of doubt, and subject to Section 5.1 herein, Seller shall retain full control of prosecuting, contesting, defending, compromising, settling or taking any other action related to or in connection with any Action by or against a third party related exclusively to any Excluded Asset or Retained Liability, whether arising before or after the Closing, and neither Purchaser nor its Affiliates shall have any rights in connection therewith, other than the right to indemnification for Retained Liabilities pursuant to Article VII.

Section 5.21           Covid-19. Notwithstanding anything to the contrary contained herein, nothing in this Agreement shall prevent Seller or any of the Seller Subsidiaries from taking or failing to take any action, including the establishment of any policy, procedure or protocol, reasonably in response to Covid-19 or any Covid-19 Measures, and no such action or omission shall be deemed to violate or breach this Agreement, to require the consent of Purchaser, to constitute an action taken outside of the ordinary course of business or serve as a basis for Purchaser to terminate this Agreement or to assert that any of the conditions to the Closing contained herein have not been satisfied.

Section 5.22           Financing.

(a)            Purchaser shall use its reasonable best efforts to take, or cause to be taken, all actions, and do, or cause to be done, all things necessary, proper or advisable to consummate and obtain funds sufficient to fund the Financing Amounts on or prior to the Closing. In furtherance, and not in limitation of the foregoing, Purchaser shall use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, advisable or proper to obtain the proceeds of the Debt Financing on the terms and conditions (including, to the extent applicable, the “flex” provisions) described in the Debt Commitment Letter at or prior to the Closing or on other terms in the aggregate no less favorable to Purchaser (unless otherwise agreed by Purchaser in its sole discretion), including by (i) maintaining in effect the Debt Commitment Letter, (ii) negotiating and entering into definitive agreements with respect to the Debt Financing (the “Definitive Agreements”) consistent with the terms and conditions contained in the Debt Commitment Letter (including, as necessary, the “flex” provisions contained in any related fee letter) or, if available, on other terms in the aggregate no less favorable to Purchaser (provided that such other terms shall not contain any of the Prohibited Financing Modifications), and (iii) satisfying all conditions in the Debt Commitment Letter applicable to the Purchaser that are within its control and complying with its obligations thereunder. Purchaser shall comply with its obligations, and enforce its rights, under the Debt Commitment Letter and Definitive Agreements in a timely and diligent manner. Without limiting the generality of the foregoing, in the event that all conditions contained in the Debt Commitment Letter (other than consummation of the transactions contemplated by this Agreement and those conditions that by their nature are to be satisfied or waived at Closing) have been satisfied, Purchaser shall use its reasonable best efforts to cause the Lenders to fund the Debt Financing required to consummate the transactions contemplated by this Agreement and pay the Closing Purchase Price and the Final Purchase Price to Seller (or one of its designated Affiliates), as and when contemplated by this Agreement, and to pay or otherwise perform all obligations of Purchaser under this Agreement and the Ancillary Agreements. Purchaser shall give Seller prompt notice of any material breach by any party to the Debt Commitment Letter or Definitive Agreements of which Purchaser has become aware or any termination of the Debt Commitment Letter or Definitive Agreements of which the Purchaser becomes aware.

(b)           Purchaser shall not, without the prior written consent of Seller (i) permit any amendment or modification to, or any waiver of any provision or remedy under, the Debt Commitment Letter or Definitive Agreements, including any amendment, modification, waiver or remedy that (A) adds new (or adversely modifies any existing) conditions to the consummation of all or any portion the Debt Financing, (B) reduces the amount of the Debt Financing to an amount that would be less than the Financing Amounts, (C) adversely affects the ability of Purchaser to enforce its rights against other parties to the Debt Commitment Letter or the Definitive Agreements as so amended, replaced, supplemented or otherwise modified, relative to the ability of Purchaser to enforce its rights against such other parties to the Debt Commitment Letter as in effect on the Execution Date or in the Definitive Agreements or (D) could reasonably be expected to hinder, delay or prevent the consummation of the transactions contemplated by this Agreement (the foregoing clauses (A) through (D), collectively, the “Prohibited Financing Modifications”); or (ii) terminate the Debt Commitment Letter or any Definitive Agreement if such termination would reasonably be expected to decrease the aggregate amount of the Debt Financing to an amount that would be less than the Financing Amount. Notwithstanding the foregoing, any amendment, supplement or modification to add any additional agents, lenders, lead arrangers, bookrunners, syndication agents or any or financial institutions to the Debt Commitment Letter as provided for therein shall be permitted and shall not require the prior written consent of Seller. Purchaser shall promptly deliver to Seller copies of any such amendment, modification, waiver or replacement.

(c)           In the event that any portion of the Debt Financing becomes unavailable, regardless of the reason therefor, Purchaser will use its reasonable best efforts to (i) arrange and obtain, as promptly as practicable but no later than the date on which the Closing would otherwise occur under Section 2.3, alternative financing with terms and conditions not less favorable to the Purchaser than the terms and conditions set forth in the Debt Commitment Letter, assuming the full exercise of market flex provisions thereunder (the “Alternative Financing”) (in an amount sufficient, when taken together with the available portion of the Debt Financing and available cash of the Purchaser, to pay the Financing Amounts) from the same or other sources, the terms of which do not include any Prohibited Financing Modifications and (ii) promptly notify Seller of such unavailability and the reason therefor. For the purposes of this Agreement, (x) the term “Debt Commitment Letter” shall be deemed to include any commitment letter (or similar agreement) with respect to any Alternative Financing arranged in compliance herewith (and any Debt Commitment Letter remaining in effect at the time in question) and (y) the term “Debt Financing” shall be deemed to include the financing contemplated by the Debt Commitment Letter as permitted to be amended, modified, supplemented or replaced by this Section 5.22 and any Alternative Financing. Purchaser shall provide Seller with prompt written notice of any actual material breach, default, termination or repudiation by any party to the Debt Commitment Letter or the Definitive Agreements of which Purchaser becomes aware and the receipt of any written notice or other written communication from any Debt Financing Source or other financing source with respect to any actual breach, default, termination or repudiation by any party to the Debt Commitment Letter or the Definitive Agreements of any provision thereof. Purchaser shall keep Seller informed on a reasonably current basis of the status of its efforts to consummate the Debt Financing.

(d)           Prior to the Closing, Seller shall use its reasonable best efforts to provide, and shall use its reasonable efforts to cause its Representatives to provide, all reasonable cooperation reasonably requested by Purchaser and customary for financings of the type contemplated by the Debt Commitment Letter in connection with and necessary for the arrangement of the Debt Financing (provided that such requested cooperation does not unreasonably interfere with the ongoing operations of Seller or any Seller Subsidiaries) including using its reasonable efforts to, upon Purchaser’s written request:

(i)	upon reasonable prior notice and at times and locations to be reasonably and mutually agreed, participate (and using its reasonable efforts to cause management with appropriate seniority and expertise to participate) in a reasonable number of meetings (including calls), presentations, due diligence sessions and sessions with rating agencies and lenders that are customary for financings of a type similar to the Debt Financing as contemplated by the Debt Financing;

(ii)	furnish Purchaser as promptly as practicable with the financial statements regarding Seller necessary to satisfy the condition in paragraph 4 of Exhibit C of the Debt Commitment Letter;

(iii)	(a) furnish any financial information reasonably requested by Purchaser in order for Purchaser to prepare pro forma financial statements required by paragraph 5 of Exhibit C of the Debt Commitment Letter; provided, that (x) Purchaser shall be responsible for the preparation of any pro forma financial statements and any pro forma adjustments giving effect to the transactions contemplated by this Agreement and (y) the Seller’s assistance shall relate solely to the financial information and data derived from the Seller’s historical books and records;

(iv)	assist Purchaser with the preparation of customary rating agency presentations, lender presentations, bank information memoranda, and similar marketing documents reasonably requested by Purchaser that are required in connection with the Debt Financing;

(v)	provide customary evidence of lien releases and any other releases or terminations for the Acquired Assets reasonably requested by Purchaser as contemplated by the Credit Agreement;

(vi)	reasonably facilitate the pledging of collateral and the granting of security interests in the Acquired Assets required in connection with the Debt Financing (including all schedules thereto and any customary perfection certificates as may be reasonably requested by Purchaser), it being understood that such documents will not take effect until the Closing;

(vii)	promptly furnish Purchaser at least four (4) Business Days prior to the Closing Date with all documentation and other information required by bank regulatory authorities under applicable “know-your-customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act and 31 C.F.R. §1010.230, in each case, as reasonably requested by Purchaser at least nine (9) Business Days prior to the Closing Date;

(viii)	reasonably assist Purchaser with other definitive financing documents (including legal opinions) or certificates as may be reasonably requested by Purchaser; and

(ix)	consent to the use of its logos in connection with the Debt Financing; provided that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage Seller or any of its Affiliates or the reputation or goodwill of Seller of any of its Affiliates and Seller is provided a reasonable opportunity to review and comment on such use in advance thereof;

provided that none of the Seller or any of its Affiliates shall be required to take or permit the taking of any action pursuant to this Section 5.22 that would (i) require Seller or any of its Affiliates or any persons who are officers or directors of such entities to pass resolutions or consents to approve or authorize the execution of the Debt Financing or enter into, execute or deliver any certificate, document, instrument or agreement or agree to any change or modification of any existing certificate, document, instrument or agreement, (ii) cause any representation or warranty in this Agreement to be breached by Seller or any of its Affiliates, (iii) require Seller or any of its Affiliates to pay any commitment or other similar fee or incur any other expense, liability or obligation in connection with the Debt Financing, (iv) reasonably be expected to cause any director, officer, employee or stockholder of Seller or any of its Affiliates to incur any personal liability, (v) reasonably be expected to conflict with the organizational documents of Seller or any of its Affiliates or any Laws, (vi) reasonably be expected to result in a material violation or breach of, or a default (with or without notice, lapse of time, or both) under, any material Contract to which Seller or any of its Affiliates is a party or any Law, (vii) provide access to or disclose information that Seller or any of its Affiliates determines would jeopardize any attorney-client privilege of Seller or any of its Affiliates, (viii) require the delivery of any opinion of counsel or (ix) other than as specifically set forth in Section 5.22(d)(ii), require Seller or any of its Affiliates to prepare or deliver any financial statements or information that are not available to it and prepared in the ordinary course of its financial reporting practice. Nothing contained in this Section 5.22(d) or otherwise shall require Seller or any of its Affiliates to be an issuer or other obligor with respect to the Debt Financing. Purchaser shall, promptly upon request by Seller, reimburse Seller or any of its Affiliates for all reasonable out-of-pocket costs incurred by them or their respective Representatives in connection with such cooperation and shall indemnify and hold harmless Seller and its Affiliates and their respective Representatives from and against any and all losses suffered or incurred by them in connection with the arrangement of the Debt Financing, any action taken by them at the request of Purchaser or its Representatives pursuant to this Section 5.22 and any information used in connection therewith (other than information provided in writing by Seller or any of its Affiliates specifically in connection with Seller’s obligations pursuant to this Section 5.22).

(e)           The Parties acknowledge and agree that the provisions contained in this Section 5.22 represent the sole obligation of Seller and its Affiliates with respect to cooperation in connection with the arrangement of any financing (including the Debt Financing) to be obtained by Purchaser with respect to the transactions contemplated by this Agreement, and no other provision of this Agreement (including any Annexes, Exhibits and Schedules hereto) shall be deemed to expand or modify such obligations. In no event shall the receipt or availability of any funds or financing (including the Debt Financing) by Purchaser or any of its Affiliates or any other financing or other transactions be a condition to any of Purchaser’s obligations under this Agreement.

(f)            Seller will be deemed to be in compliance with Section 5.22(d) unless and until (i) Purchaser provides written notice (the “Non-Cooperation Notice”) to Seller of any alleged failure to comply, or action or failure to act which could be believed to be a breach of Section 5.22(d), (ii) Purchaser includes in such Non-Cooperation Notice reasonable detail regarding the cooperation required to cure such alleged failure (which shall not require Seller to provide any cooperation that it would not otherwise be required to provide under this Section 5.22) and (iii) Seller fails to take the actions specified on such Non-Cooperation Notice within ten (10) Business Days from receipt of such Non-Cooperation Notice.

(g)           All nonpublic or otherwise confidential information regarding Seller or its Affiliates obtained by Purchaser or its Representatives pursuant to this Section 5.22 shall be kept confidential in accordance with the Confidentiality Agreement, except that Purchaser shall be permitted to disclose such information to the Lenders, rating agencies and prospective lenders and investors during syndication of the Debt Financing subject to their entering into customary confidentiality undertakings with respect to such information that Seller is provided a reasonable opportunity to review and comment on in advance.

Section 5.23          Other Investors. Prior to the Closing, without the prior written consent of Seller (which may be withheld in its sole discretion), Purchaser shall not enter into any Contract, undertaking, commitment, agreement, arrangement or understanding (other than the Definitive Agreements), whether written or oral, that would have the effect of permitting or enabling, or otherwise permit or enable, any Person to obtain any equity interests (or rights to obtain any equity interests) in Purchaser.

Section 5.24           Intellectual Property License.

(a)           License to Purchaser. Effective as of the Closing, and subject to the provisions hereof, Seller and the Seller Subsidiaries hereby grant, and agree to grant, to Purchaser and its Subsidiaries a worldwide, irrevocable, non-exclusive, fully paid-up, transferable, sublicensable (subject to Section 5.24(c)) license under the Seller Licensed IP, to use, reproduce, distribute, disclose, make, improve, display and perform (publicly and otherwise, subject to any applicable confidentiality restrictions), create derivative works of, and otherwise exploit the Acquired Assets in any manner to operate the Business in any field.

(b)           License to Seller. Effective as of the Closing, and subject to the provisions hereof, Purchaser and its Subsidiaries hereby grant, and agree to grant, to Seller and the Seller Subsidiaries a worldwide, irrevocable, non-exclusive, fully paid-up, transferable, sublicensable (subject to Section 5.24(c)) license under the Acquired Intellectual Property, to the extent practiced, used or exploited by, or absent a license thereto or ownership thereof, would be infringed by, the businesses of Seller or the Seller Subsidiaries (other than the Business) as of the Closing Date, to use, reproduce, distribute, disclose, make, improve, display and perform (publicly and otherwise, subject to any applicable confidentiality restrictions), create derivative works of, and otherwise exploit the Excluded Assets in any manner to operate the businesses of Seller and the Seller Subsidiaries (other than the Business) in any field.

(c)           Trade Secrets and Confidential Information. To the extent that any of the Intellectual Property Rights licensed by one Party pursuant to this Section 5.24 include any material confidential information or Trade Secrets of the licensor Party, the licensee Party shall treat such Trade Secrets or confidential information with the same degree of care that licensee Party treats its own like confidential information and Trade Secrets, but in no event with less than reasonable care, and the licensee Party shall not disclose such Trade Secrets or confidential information licensed to it hereunder to a third party, except in connection with the disclosure of such licensee Party’s own confidential information or Trade Secrets of at least comparable importance and value and on the same terms.

(d)           Rights in Bankruptcy. All rights and licenses granted to a Party as licensee hereunder, are, for purposes of section 365(n) of the United States Bankruptcy Code (the “Bankruptcy Code”), licenses of intellectual property within the scope of section 101 of the Bankruptcy Code. The licensor Party acknowledges that the licensee Party, as a licensee of such rights and licenses hereunder, will retain and may fully exercise all of its rights and elections under the Bankruptcy Code. Each Party irrevocably waives all arguments and defenses arising under 11 U.S.C. § 365(c)(1) or successor provisions to the effect that applicable Law excuses such Party from accepting performance from or rendering performance to an entity other than the debtor or debtor-in-possession as a basis for opposing assumption of this Agreement in a case under Chapter 11 of the Bankruptcy Code to the extent that such consent is required under 11 U.S.C. § 365(c)(1) or any successor statute.

Section 5.25           No Other Solicitation or Negotiation. Seller agrees that between the date of this Agreement and the earlier of (a) the Closing and (b) the termination of this Agreement, neither the Seller, nor any of Seller’s Affiliates, officers, directors, representatives or agents will (i) solicit, initiate, consider, knowingly encourage or accept any other proposals or offers from any Person (A) relating to any acquisition or purchase of all or any material portion of the Business or the Acquired Assets (B) to enter into any merger, consolidation, business combination, recapitalization, reorganization or other extraordinary business transaction involving or otherwise directly relating to the Business or Acquired Assets or (ii) participate in any discussions, conversations, negotiations and other communications regarding, or furnish to any other Person any information with respect to, or otherwise cooperate in any way, assist or participate in, facilitate or encourage any effort or attempt by any other Person to seek to do any of the foregoing. The Seller shall (x) immediately cease all existing discussions, conversations, negotiations and other communications with any Persons conducted heretofore with respect to any of the foregoing, (y) promptly after the Execution Date (and in any event within five (5) Business Days of the Execution Date), if not already previously done, request any such Person to promptly return or destroy all confidential information concerning Seller, the Business and the Acquired Assets (subject to any retention provisions permitting such Person to retain such confidential information in accordance with the confidentiality agreement between Seller and such Person) and (z) promptly (and in any event within one (1) Business Day after the Execution Date) terminate all access previously granted to such Persons to any physical or electronic data room. Seller shall notify Purchaser promptly, and in any event, within twenty-four (24) hours, if any such proposal or offer, or any inquiry or other contact with any Person with respect thereto, is made.

Section 5.26          Notice of Certain Events.

(a)           From the Execution Date until the Closing, each Party shall promptly notify the other Party in writing of:

(i)	any fact, circumstance, event or action the existence, occurrence or taking of which (A) has had, or would reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect or Purchaser Material Adverse Effect, as applicable, (B) has resulted in, or would reasonably be expected to result in, any representation or warranty made by Seller or Purchaser hereunder not being true and correct or (C) has resulted in, or would reasonably be expected to result in, the failure of any of the conditions set forth in Section 6.2 to be satisfied;

(ii)	any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;

(iii)	any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement; and

(iv)	any Actions commenced or, to the Knowledge of the Seller or the Purchaser, at the case may be, threatened against, relating to or involving or otherwise affecting the Business, the Acquired Assets or the Assumed Liabilities that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to Section 3.8 or that relates to the consummation of the transactions contemplated by this Agreement.

(b)           The receiving Party’s receipt of information pursuant to this Section 5.26 shall not operate as a waiver or otherwise affect any representation, warranty or agreement given or made in this Agreement by (i) Seller (including Section 7.2 and Section 8.1) or (ii) the Purchaser (including Section 7.2 and Section 8.1) and shall not be deemed to amend or supplement the Disclosure Schedules.

Section 5.27           Financial Statements. Seller shall deliver to Purchaser the audited balance sheet of the Business as of December 31, 2020 and the audited statement of income and results of operations and cash flows of the Business for the fiscal year ended December 31, 2020, in each case, together with the notes and schedules thereto and prepared in accordance with GAAP and as consistently applied by Seller for each of the periods presented, and as fairly present in all material respects the financial condition and results of operations of the Business as of the respective dates thereof and for the period covered.

Section 5.28          Transition Services Coordination. From time to time as reasonably required, but no less frequently than monthly, commencing on the date of this Agreement and at all time during the Term (as defined in the Transition Services Agreement), the chief executive officers of each of Seller and Purchaser shall meet, either virtually or in person, to discuss and address any challenges that have arisen in connection with the services to be provided under the Transition Services Agreement and the Services Migration (as defined in the Transition Services Agreement), as detailed more fully in Section 2.01(i) of the Transition Services Agreement. Commencing on the date of this Agreement and at all times thereafter during the Term (as defined in the Transition Services Agreement), Seller and Purchaser shall each designate one or more employees with sufficient knowledge and background to act as the principal points-of-contact between Seller and Purchaser in connection with the Transition Services Agreement (each a “Service Coordinator”). Commencing on the date of this Agreement, the Service Coordinators shall meet on a weekly basis, unless an alternate time period is agreed upon by the Parties, to collaborate on the performance of their respective obligations under the Transition Services Agreement. The Service Coordinators (or their respective designees) shall coordinate the provision of the Services (as defined in the Transition Services Agreement) and serve as the primary contact with the other Party in connection with the Transition Services Agreement. The Service Coordinators (or their respective designees) shall be available, as reasonably requested by Purchaser or Seller to discuss the Services and any issues with respect thereto. The name of the initial Service Coordinators for each of Seller and Purchaser as of the date of this Agreement is set forth on Section 5.28 of the Seller Disclosure Schedules. Seller or Purchaser may change its Service Coordinators upon written notice to the other Party. Commencing on the date hereof, the Service Coordinators shall use commercially reasonable efforts to determine in good faith the mutually agreed upon interdependencies and allocation of Monthly Service Fees (as defined in the Transition Services Agreement) applicable to the individual line items in Exhibit A of the Transition Services Agreement, for purposes of determining which Services may be terminated without impacting other Services and the appropriate Monthly Service Fee reduction following any termination of individual Services. Commencing on the date of this Agreement, the Parties (under the day-to-day management of their Service Coordinators and the leadership of their chief executive officers in accordance with this provision) shall work in good faith to exchange information, determine necessary steps, coordinate with applicable third-party service providers that provide services related to the systems and platforms to be migrated, prepare and finalize a detailed written plan for the Services Migration (as such term is defined in the Transition Services Agreement) for each system and platform, as more fully detailed in Exhibit A of the Transition Services Agreement, with the objective of completing such plan prior to the Closing Date.

Article VI

CONDITIONS TO OBLIGATIONS TO CLOSE

Section 6.1            Conditions to Obligations of Seller and Purchaser to Close. The respective obligations of each of Seller and Purchaser to effect the Closing shall be subject to the satisfaction at or prior to the Closing of the following conditions (any of which may be waived, in whole or in part, by the mutual written agreement of Seller and Purchaser to the extent permitted by applicable Law):

(a)           Required Approvals. All filings, consents and approvals of (or filings or registrations with) any Governmental Authority required in connection with the execution, delivery and performance of this Agreement as set forth on Section 6.1(a) of the Seller Disclosure Schedule shall have been obtained (the “Required Approvals”).

(b)          CFIUS Clearance. CFIUS Clearance shall have been received.

(c)           No Injunctions. No Governmental Authority of competent authority and jurisdiction shall have issued an Order or enacted a Law that remains in effect and makes illegal or prohibits the consummation of the transactions contemplated by this Agreement (collectively, the “Legal Restraints”).

Section 6.2            Conditions to Purchaser’s Obligations to Close. Purchaser’s obligation to effect the Closing shall be subject to the satisfaction at or prior to the Closing of the following conditions (any of which may be waived, in whole or in part, by Purchaser):

(a)           Representations and Warranties. (i) The representations and warranties of Seller made in Section 3.1, Section 3.2, the first sentence of Section 3.5(a), and Section 3.12 shall be true and correct in all respects, except for de minimis inaccuracies, as of the Closing Date as if made on and as of the Closing Date, (ii) the representations and warranties of Seller made in Section 3.3 shall be true and correct in all material respects as of the Closing Date as if made on and as of the Closing Date, (iii) the representations and warranties of Seller set forth in Section 3.14(b) shall be true and correct as of the Closing Date as if made on and as of the Closing Date and (iv) each of the other representations and warranties of Seller contained in Article III (disregarding all qualifications as to materiality or Business Material Adverse Effect) shall be true and correct as of the Closing Date as if made on and as of the Closing Date, except (A) in each case of clause (i) and clause (iv), representations and warranties that are made as of a specific date shall be true and correct (subject to the standards set forth herein) only on and as of such date and (B) in the case of clause (iv), where the failure of such representations and warranties to be true and correct would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect.

(b)          Covenants and Agreement. The covenants and agreements of Seller to be performed on or before the Closing Date in accordance with this Agreement shall have been performed in all material respects.

(c)           Officer’s Certificate. Purchaser shall have received a certificate, dated as of the Closing Date and signed on behalf of Seller by a duly authorized executive officer of Seller, stating that the conditions specified in Section 6.2(a) and Section 6.2(b) have been satisfied (the “Seller Closing Certificate”).

(d)          No Business Material Adverse Effect. Since the date of this Agreement, there shall have been no Business Material Adverse Effect that has occurred and is continuing.

Section 6.3            Conditions to Seller’s Obligations to Close. Seller’s obligation to effect the Closing shall be subject to the satisfaction at or prior to the Closing of the following conditions (any of which may be waived, in whole or in part, by Seller):

(a)           Representations and Warranties. (i) The representations and warranties of Purchaser set forth in Section 4.1, Section 4.2, Section 4.5 and Section 4.7 shall be true and correct in all material respects as of the Closing Date as if made on and as of the Closing Date and (ii) each of the other representations and warranties of Purchaser contained in Article IV shall be true and correct as of the Closing Date as if made on and as of the Closing Date, except (A) in each case of clause (i) and clause (ii), representations and warranties that are made as of a specific date shall be true and correct (subject to the standards set forth herein) only on and as of such date and (B) in the case of clause (ii), where the failure of such representations and warranties to be true and correct would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

(b)           Covenants and Agreements. The covenants and agreements of Purchaser to be performed on or before the Closing Date in accordance with this Agreement shall have been performed in all material respects.

(c)           Officer’s Certificate. Seller shall have received a certificate, dated as of the Closing Date and signed on behalf of Purchaser by a duly authorized executive officer of Purchaser, stating that the conditions specified in Section 6.3(a) and Section 6.3(b) have been satisfied (the “Purchaser Closing Certificate”).

Section 6.4             Frustration of Closing Conditions. Neither Purchaser nor Seller may rely as a basis for terminating this Agreement on the failure of any condition set forth in this Article VI to be satisfied if such failure was caused by such Party’s failure to act in good faith or to use the efforts to cause the Closing to occur as required by this Agreement, including Section 5.3.

Article VII

INDEMNIFICATION

Section 7.1             Survival of Representations, Warranties, Covenants and Agreements. The representations and warranties of Purchaser and Seller contained in this Agreement and in any certificate delivered hereunder shall survive until the expiration of the applicable term of the R&W Insurance Policy. No covenant or agreement contained herein that is to be performed on or prior to the Closing shall survive the Closing. The covenants and agreements of Purchaser and Seller contained in this Agreement which contemplate performance as of or after the Closing or that by their terms contemplate performance after the Closing shall survive until the performance thereof has been completed or otherwise in accordance with its terms.

Section 7.2             Indemnification by Seller.

(a)            Subject to the provisions of this Article VII, effective as of and after the Closing, Seller and the Seller Subsidiaries, jointly and severally, shall indemnify and hold harmless Purchaser and its Affiliates and their respective Representatives (collectively, the “Purchaser Indemnified Parties”) from and against any and all Losses actually incurred or suffered by any of the Purchaser Indemnified Parties to the extent arising out of or resulting from (i) any breach of any covenant or agreement of Seller contained in this Agreement that survives the Closing, until the performance thereof has been completed or otherwise in accordance with its terms, (ii) the Retained Liabilities, (iii) any breach of any representation or warranty under Article III (“R&W Indemnity”). Notwithstanding anything to the contrary herein, Seller shall not be required to indemnify or hold harmless any Purchaser Indemnified Party against, or reimburse any Purchaser Indemnified Party for, any Losses to the extent the related Liabilities were reflected in or reserved for in the determination of Working Capital on the Final Closing Statement.

(b)           Notwithstanding anything in this Agreement to the contrary, the cumulative indemnification obligation of Seller under Section 7.2(a)(i) shall in no event exceed, in aggregate, the Closing Purchase Price (the “Overall Cap”).

(c)           Notwithstanding anything in this Agreement to the contrary, the cumulative indemnification obligation of Seller under Section 7.2(a)(iii) shall in no event exceed, in aggregate, (x) until the date that is one day before the 1-year anniversary of the Closing, $8,437,000 and (y) from and after the 1-year anniversary of the Closing, $5,625,000 ((x) and (y), as applicable, the “R&W Cap”).

Section 7.3             Indemnification by Purchaser. Subject to the provisions of this Article VII, effective as of and after the Closing, Purchaser shall (and shall cause any Affiliate of Purchaser then holding assets comprising the Business to) indemnify and hold harmless Seller and its Affiliates, and each of their respective directors, officers and employees (collectively, the “Seller Indemnified Parties”), from and against any and all Losses actually incurred or suffered by any of the Seller Indemnified Parties resulting from: (a) any breach of any covenant or agreement of Purchaser contained in this Agreement to the extent required by their terms to be performed after the Closing, for the period such covenants and agreements survive until performed; (b) the Assumed Liabilities; or (c) the Business Guarantees; provided, however that notwithstanding anything in this Agreement to the contrary, the cumulative indemnification obligation of Purchaser under this Section 7.3(a) shall in no event exceed, in aggregate, the Overall Cap.

Section 7.4             Indemnification Procedures.

(a)           A Person that may be entitled to be indemnified under this Agreement (the “Indemnified Party”) shall promptly notify the party or parties liable for such indemnification (the “Indemnifying Party”) in writing of any pending or threatened claim or demand asserted, or any other matter or circumstance that arises, that has given or could reasonably be expected to give rise to a right of indemnification under this Agreement (including a pending or threatened claim or demand asserted by a third party against the Indemnified Party, such claim being a “Third-Party Claim”), including the applicable Losses; provided that the failure to provide such notice shall not release the Indemnifying Party from any of its obligations under this Article VII, except to the extent the Indemnifying Party is prejudiced by such failure, it being agreed that any such notice must describe in reasonable detail the facts and circumstances with respect to the subject matter of such claim, demand, matter or circumstance, the provisions of this Agreement pursuant to which indemnification may be sought and an estimate of the Indemnified Party’s Losses and must be delivered prior to the expiration of any applicable survival period specified in Section 7.1.

(b)           Upon receipt of a notice of a Third-Party Claim for indemnity from an Indemnified Party pursuant to Section 7.2 or Section 7.3 (other than a Third-Party Claim that relates to Taxes, such Third-Party Claims being governed by Section 7.4(c)), the Indemnifying Party will be entitled, by notice to the Indemnified Party delivered within twenty (20) Business Days of the receipt of notice of such Third-Party Claim, to assume the defense and control of such Third-Party Claim (at the expense of such Indemnifying Party), unless the Indemnified Party shall have been advised in writing by counsel (with a copy to Indemnifying Party) that there are one or more legal or equitable defenses available to the Indemnified Party that are materially different from or additional to those available to Seller and so long as (and only for so long as): (i) the Third-Party Claim involves solely monetary Losses, (ii) Indemnifying Party diligently defends in good faith such Third-Party Claim and keeps the Indemnified Party reasonably informed of the progress of such Third-Party Claim, (iii) Indemnifying Party reasonably demonstrates to the Indemnified Party that, as of such time, Indemnifying Party has sufficient resources in order to pay for the defense of such Third-Party Claim and indemnify for the applicable amount of any potential Losses in connection with such Third-Party Claim (in accordance with Section 7.2(b)) and (iv) the Third-Party Claim does not relate to or otherwise arise in connection with any criminal or regulatory Action; provided, however, that the Indemnified Party may retain separate co-counsel at its sole cost and expense and participate in the defense of the Third-Party Claim; provided further, that the Indemnifying Party shall allow the Indemnified Party a reasonable opportunity to participate in the defense of such Third-Party Claim with its own counsel and at its own expense. If the Indemnifying Party does not assume the defense and control of the Third-Party Claim pursuant to this Section 7.4(b), the Indemnified Party shall be entitled to assume and control such defense, but the Indemnifying Party may nonetheless participate in the defense of such Third-Party Claim with its own counsel and at its own expense. If the Indemnifying Party assumes the defense and control of a Third-Party Claim, the Indemnifying Party shall be entitled to select counsel, contractors and consultants. Purchaser or Seller, as the case may be, shall, and shall cause each of their controlled Affiliates and Representatives acting on their behalf or at their direction to, reasonably cooperate with the Indemnifying Party in the defense of any Third-Party Claim, including by furnishing books and records, personnel and witnesses, as appropriate, for any defense of such Third-Party Claim. If the Indemnifying Party has assumed the defense and control of a Third-Party Claim, Indemnifying Party will not consent to the entry of any judgment on or enter into any settlement with respect to the Third-Party Claim without the prior written consent of the Indemnified Party (not to be unreasonably withheld, conditioned or delayed) unless the judgment or proposed settlement involves only the payment of money damages by Indemnifying Party and does not impose an injunction or other equitable relief upon the Indemnified Party.

(c)            Notwithstanding the foregoing provisions of this Section 7.4, if a Third-Party Claim includes or could reasonably be expected to include both a claim for Taxes for which Seller is responsible pursuant to Section 7.2 (“Seller Taxes”) and a claim for Taxes for which Purchaser is responsible pursuant to Section 7.3 (“Purchaser Taxes”), Seller and Purchaser shall use commercially reasonable efforts to sever such Third-Party Claim into separate Tax Proceedings relating to Seller Taxes and Purchaser Taxes, respectively. If such Third-Party Claim is not so severable, Seller (if the claim(s) for Seller Taxes exceeds or reasonably could be expected to exceed in amount the claim(s) for Purchaser Taxes) or otherwise Purchaser (Seller or Purchaser, as the case may be, the “Tax Controlling Party”), shall be entitled to control the defense of such Third-Party Claim (such Third-Party Claim, a “Tax Claim”). In such case, (i) the other party (the “Tax Non-Controlling Party”) shall be entitled to participate fully (at the Tax Non-Controlling Party’s sole cost and expense) in the conduct of such Tax Claim, (ii) the Tax Controlling Party shall provide the Tax Non-Controlling Party with a timely and reasonably detailed account of each stage of such Tax Claim, (iii) the Tax Controlling Party shall consult with the Tax Non-Controlling Party before taking any significant action in connection with such Tax Claim, (iv) the Tax Controlling Party shall consult with the Tax Non-Controlling Party and offer the Tax Non-Controlling Party an opportunity to comment before submitting any written materials prepared or furnished in connection with such Tax Claim, (v) the Tax Controlling Party shall defend such Tax Claim diligently and in good faith as if it were the only party-in-interest in connection with such Tax Claim, and (vi) the Tax Controlling Party shall not settle, compromise or abandon any such Tax Claim without obtaining the prior written consent of the Tax Non-Controlling Party, which consent shall not be unreasonably withheld, conditioned or delayed. The reasonable costs and expenses of conducting the defense of such Tax Claim shall be reasonably apportioned based on the relative amounts of the claim for Seller Taxes and Purchaser Taxes.

(d)           Notwithstanding any of the foregoing, Seller shall have the exclusive right to control in all respects, and neither Purchaser nor any of its Affiliates shall be entitled to participate in, any Tax Proceeding with respect to any Tax Return of (i) Seller or any of its Affiliates or (ii) a consolidated, combined or unitary group that includes Seller or any of its Affiliates.

(e)           Any indemnification of any Indemnified Party pursuant to this Article VII shall be effected by wire transfer of immediately available funds to Indemnified Party of an amount equal to such indemnification amount.

Section 7.5             Exclusive Remedy; No Recourse.

(a)            Purchaser and Seller acknowledge and agree that, except (i) in connection with Actual Fraud, (ii) with respect to the matters covered by Section 2.7, (iii) Seller’s right to indemnification under Section 5.5(b), Section 5.8, and Section 5.9(e), (iv) Purchaser’s right to indemnification under Section 5.5(b), (v) for the Parties’ right to seek and obtain any equitable relief pursuant to Section 10.11, and (vi) for claims under the R&W Insurance Policy, from and after the Closing, the indemnification provisions of Section 7.2 and Section 7.3 shall be the sole and exclusive remedies of Seller and Purchaser for any Liabilities or Losses (including any Liabilities or Losses from claims for breach of contract, warranty, tortious conduct (including negligence) or otherwise and whether predicated on common law, statute, strict liability or otherwise) that either Party may at any time suffer or incur, or become subject to, as a result of, or in connection with the transactions contemplated by this Agreement, including any breach of any representation, warranty, covenant or agreement in this Agreement; provided, however, that nothing contained in this Section 7.5(a) shall release, waive, discharge, relinquish or otherwise affect the rights or obligations of any Person under this Agreement (including pursuant to this Article VII) or any Ancillary Agreement or any Contract entered into following the Closing. Without limiting the generality of the foregoing, Purchaser hereby irrevocably waives any right of rescission it may otherwise have or to which it may become entitled. Notwithstanding anything to the contrary herein and except as the result of or related to Actual Fraud, Purchaser acknowledges and agrees that it is relying exclusively on, and its sole recourse for any actual or alleged breach of any representation or warranty set forth in this Agreement (or an certificate of other document delivered hereunder) will be, the R&W Insurance Policy and the R&W Indemnity (in accordance with Section 7.2(a), and subject to the limitations set forth in Section 7.2(c)); provided, that the R&W Insurance Policy shall be Purchaser’s first source of recourse for any Liabilities of Seller for indemnification pursuant to Article VII and in no event shall any Purchaser Indemnified Party have the right to recover any Losses pursuant to Article VII (other with respect to amounts pursuant to Section 7.2(a)(iii)) directly from Seller if the R&W Insurance Policy is available in respect of such Losses.

(b)           Purchaser, on behalf of itself, its Affiliates and its and their Affiliates’ respective officers, directors, employees, members, partners, stockholders, other equity holders and other Representatives and agents, and their respective successors and assigns (collectively, and excluding for all purposes herein, the Purchaser) the “Purchaser Related Parties”) hereby waives, to the fullest extent permitted by Law, any and all rights, claims and causes of action against each of Seller’s Affiliates and its Affiliates’ respective officers, directors, employees, members, partners, stockholders, other equity holders and other Representatives and agents, and their respective successors and assigns (excluding for all purposes herein, the Seller and Seller Subsidiaries) (such released Persons, the “Releasees”), and hereby releases and forever discharges, and shall have no recourse of any kind to, the Releasees, in each case, under any theory of law or equity, including under any control person liability theory, with respect to all demands, proceedings, causes of action, suits, Contracts, Losses and Liabilities whatsoever of every name and nature relating to or arising from any actual or alleged breach of any representation, warranty, covenant or agreement set forth in this Agreement (or any certificate or other document delivered hereunder) or in connection with this Agreement or the transactions contemplated hereby, including by virtue of or based upon any alleged misrepresentation or inaccuracy in or breach of any of the representations, warranties, covenants or obligations set forth in this Agreement (or any certificate or other document delivered hereunder), the subject matter of this Agreement, the ownership, operation, management, use or control of the Acquired Assets or the Business prior to the Closing, any of their respective assets or liabilities, or any actions or omissions at or prior to the Closing, whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any statute, regulation or other applicable Law. Purchaser shall not make, and Purchaser shall not permit any Purchaser Related Party to make, any claim or demand, or commence any proceeding asserting any claim or demand, including any claim of contribution or any indemnification, against any of the Releasees with respect to any Losses or Liabilities released pursuant to this Section 7.5(b).

(c)            Seller and Purchaser agree that the limits imposed on remedies with respect to this Agreement and the transactions contemplated hereby constitute an integral part of the consideration provided to Seller hereunder, were specifically bargained for between sophisticated parties and their respective counsel and were specifically taken into account in the determination of the amounts to be paid to Seller hereunder.

Section 7.6             Additional Indemnification Provisions. With respect to each indemnification obligation contained in this Agreement, all Losses shall be reduced by (a) any cash Tax benefits actually realized by the Indemnified Party or its Affiliates in connection with the incurrence of such Loss and (b) the amount of any third-party insurance, indemnity, contribution, reimbursement or similar proceeds that have been recovered by the Indemnified Party or its Affiliates in connection with the facts giving rise to the right of indemnification (it being agreed that if such proceeds in respect of such facts are recovered by the Indemnified Party subsequent to the Indemnifying Party’s making of an indemnification payment in satisfaction of its applicable indemnification obligation, such proceeds shall be promptly remitted to the Indemnifying Party to the extent such reduction of the Losses would have reduced the Indemnifying Party’s indemnification obligations), and the Indemnified Party shall use, and cause its Affiliates to use, reasonable best efforts to seek full recovery under all insurance, indemnity, contribution, reimbursement or similar provisions covering such Losses to the same extent as it would if such Losses were not subject to indemnification hereunder. Upon making any payment to the Indemnified Party for any indemnification claim pursuant to this Article VII, the Indemnifying Party shall be subrogated, to the extent of such payment, to any rights or claims which the Indemnified Party may have against any third parties with respect to the subject matter underlying such indemnification claim, and the Indemnified Party shall assign any such rights or claims to the Indemnifying Party or, where such assignment is not permitted, use commercially reasonable efforts to recover in respect of such rights or claims against the third parties on behalf of the Indemnifying Party.

Section 7.7             Materiality. For purposes of this Article VII, in determining whether there has been a breach of any representation or warranty but not in calculating the amount of any related Losses, each representation and warranty shall be read without regard and without giving effect to any materiality qualifications contained therein (including the terms “material”, “material adverse effect”, “Business Material Adverse Effect”, “Purchaser Material Adverse Effect” or any similar terms).

Section 7.8             Limitation of Liability. In no event shall any Indemnifying Party have Liability to any Indemnified Party for, and Losses shall not be deemed to include, any consequential, special, incidental, exemplary, indirect, punitive or similar damages, or for any loss of future revenue, profits or income, or for any diminution in value damages measured as a multiple of earnings, revenue or any other performance metric, except for any such damages to the extent actually awarded by a court of competent jurisdiction and paid to a third party. Neither the Purchaser Indemnified Parties, on the one hand, nor the Seller Indemnified Parties, on the other hand, shall be entitled to recover more than once in respect of any Loss. Notwithstanding any other provision of this Agreement, in no event shall any Indemnified Party be entitled to indemnification pursuant to this Article VII to the extent any Losses were attributable to such Indemnified Party’s Actual Fraud or Willful Breach.

Section 7.9             Mitigation. Each of the Parties agrees to use, and to cause its Affiliates to use, its reasonable best efforts to mitigate its respective Losses upon and after becoming aware of any event or condition that would reasonably be expected to give rise to any Losses that are indemnifiable hereunder. The Parties acknowledge and agree that indemnification under this Article VII shall not be available to any Party or any Indemnified Party with respect to any Loss to the extent such Loss relates to, results from or arises out of, in whole or in part, a failure by such Person or its Affiliates to use reasonable best efforts to mitigate such Loss.

Section 7.10           Pre-Closing Risk of Loss. To the extent insurance proceeds are available, it shall be the responsibility of Seller, the Seller Subsidiaries or their Affiliates prior to the Closing to use reasonable commercial efforts to repair or cause to be repaired and to restore the property affected by fire or other casualty to its condition prior to any such loss, damage or destruction.

Section 7.11           Tax Treatment of Indemnity Payments. Except to the extent otherwise required pursuant to a “determination” (within the meaning of Section 1313(a) of the Code or any similar provision of state, local or foreign Law), Seller and Purchaser agree (and agree to cause their respective Affiliates) to treat any and all payments under this Article VII as an adjustment to the Closing Purchase Price for all federal, state, local and foreign Tax purposes.

Article VIII

TERMINATION

Section 8.1             Termination. Notwithstanding anything to the contrary in this Agreement, this Agreement may be terminated and the transactions contemplated by this Agreement abandoned at any time prior to the Closing:

(a)            by the mutual written consent of the Parties;

(b)           by either Seller or Purchaser, if:

(i)	the Closing shall not have occurred on or before the date that is six (6) months after the date of this Agreement (the “Outside Date”); provided that if all of the conditions to the Closing, other than the conditions set forth in Section 6.1(a), Section 6.1(b) or Section 6.1(c) (to the extent that the Legal Restraint is in respect of a consent, authorization or approval required under Section 6.1(a)), shall have been satisfied or waived or shall be capable of being satisfied on such date, the Outside Date may be extended on one or more occasion at the option of Seller or Purchaser to the date that is three (3) months after the Outside Date, which date shall thereafter be deemed to be the Outside Date; provided further that in no event shall the Outside Date be a date that is later than three hundred sixty four days (364) after the date of this Agreement; provided, further, that the right to terminate this Agreement under this Section 8.1(b)(i) shall not be available to any Party (x) whose failure to perform any material covenant or obligation under this Agreement has been the cause of, or has resulted in, the failure of the Closing to occur on or before the Outside Date or (y) during the pendency of any Action brought by the other Party for specific performance of this Agreement;

(ii)	Seller (in the case of a termination by Purchaser) or Purchaser (in the case of a termination by Seller) shall have breached or failed to perform in any material respect any of its respective representations, warranties, covenants or other agreements contained in this Agreement, and such breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 6.2(a), Section 6.2(b), Section 6.3(a) or Section 6.3(b), as applicable, and (B) (1) is incapable of being cured prior to the Outside Date or (2) has not been cured prior to the date that is thirty (30) days from the date that the breaching or non-performing Party is notified in writing by the other Party of such breach or failure to perform; provided that the right to terminate this Agreement under this Section 8.1(b)(ii) shall not be available to any Party if such Party shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement; or

(iii)	any (x) Required Approval shall have been denied and such denial shall have become final and nonappealable; or (y) Legal Restraint permanently preventing or prohibiting consummation of the transactions contemplated by this Agreement shall be in effect and shall have become final and nonappealable; provided that the Party seeking to terminate this Agreement pursuant to this Section 8.1(b)(iii) shall have complied with its obligations under this Agreement, including Section 5.3, with respect to any such Required Approval and Legal Restraint.

(c)           by Seller, if (i) all of the conditions in Section 6.1 and Section 6.2 (other than those conditions that by their nature are to be satisfied at the Closing and that would be satisfied if there were a Closing) have been satisfied or waived, (ii) Seller has notified Purchaser in writing at least two (2) Business Days prior to such termination that Seller is ready, willing and able to consummate the Closing, and (iii) Purchaser has failed to consummate the Closing within two (2) Business Days after the date by which the Closing is supposed to have occurred pursuant to Section 2.1.

Section 8.2             Notice of Termination. In the event of termination of this Agreement by either or both of Seller and Purchaser pursuant to Section 8.1, written notice of such termination shall be given by the terminating Party to the other Party.

Section 8.3             Effect of Termination.

(a)            In the event of termination of this Agreement pursuant to Section 8.1, this Agreement shall terminate and become void and have no effect, and there shall be no Liability on the part of any Party, except as set forth in the Confidentiality Agreement and this Section 8.3; provided that termination of this Agreement shall not relieve any Party from Liability for Actual Fraud or Willful Breach of this Agreement. Notwithstanding anything to the contrary contained herein, Section 5.6, the second sentence of Section 5.3(d), the last sentence of Section 5.22(d), Section 5.22(e), this Section 8.3 and Article X (Miscellaneous) shall survive any termination of this Agreement.

(b)           Each of the Parties acknowledges that (i) the agreements contained in this Section 8.3 are an integral part of the transactions contemplated by this Agreement and (ii) without these agreements, the Parties would not enter into this Agreement.

Article IX

EMPLOYEE MATTERS

Section 9.1             Transfer of Business Employees. Following the date of this Agreement, Seller shall use commercially reasonable efforts to make available to Purchaser the Business Employees for purposes of interviewing and making offers of employment to any such Business Employees. Purchaser will, or will cause one or more of its Affiliates or designees to, offer employment to at least 90% of the Business Employees set forth in Section 3.21(a) of the Seller Disclosure Schedule, in each case containing terms and conditions that are in compliance with Section 9.3 below, and except as is provided in Section 9.2 below, with such employment to commence immediately upon the Closing. Seller and its Affiliates shall cooperate with and use their reasonable best efforts to assist Purchaser and its Affiliates in their efforts to secure the transition of the relevant Business Employees to Purchaser. All Business Employees who are (A) made an offer of employment by Purchaser or an Affiliate of Purchaser (collectively, the “Offered Business Employees”), (B) who accept Purchaser’s or an Affiliate of Purchaser’s offer of employment, and (C) commence employment with Purchaser or an Affiliate of Purchaser as of or following the Closing Date in accordance with Section 9.2 below, shall be referred to herein as the “Transferred Employees.”

Section 9.2             Leaves of Absence. In the case of an Offered Business Employee who, as of the Closing Date, is on a leave of absence by the Seller (other than any Offered Business Employee who is on vacation or other approved short-term leave of absence, including without limitation maternity or military leave), the employment of such Offered Business Employee with Purchaser or an Affiliate of Purchaser shall be effective upon his or her return to active work, provided that the Offered Business Employee accepts Purchaser’s offer of employment within the time period designated by the Purchaser and reports to work with the Purchaser or an Affiliate of Purchaser, as applicable, within fifteen (15) days after the end of any such approved leave and, to the extent permitted by applicable law, in no event later than one hundred eighty (180) days following the Closing Date, and, as of such date, such Offered Business Employee shall be a Transferred Employee.

Section 9.3             Compensation and Employee Benefits.

(a)           Compensation and Benefits Comparability. Except as otherwise required by applicable Law, until the earlier of twelve (12) months following the Closing or the date on which a Transferred Employee’s employment with Purchase and its Affiliates terminates (such period, (the “Protected Period”), Purchaser shall, or shall cause its Affiliates to, provide to each Transferred Employee: (i) rates of hourly wages and annual base salaries which are no less favorable than those provided to such Transferred Employee immediately prior to the Closing; (ii) annual cash bonus and target incentive opportunities (including commissions) which are no less favorable than those provided to such Transferred Employee immediately prior to the Closing; (iii) a primary work location that is not greater than fifty (50) miles from the Transferred Employee’s primary work location as of immediately prior to the Closing (determined without regard to any remote work arrangements); (iv) employee benefits (excluding any defined benefit pension benefits, retiree medical benefits, nonqualified deferred compensation, long-term incentives and equity or equity-based incentives) that are substantially comparable, in the aggregate, to those provided to the Transferred Employee immediately prior to the Closing; and (v)  responsibilities that involve the same primary job function and substantially similar skillset as applicable to such Transferred Employee’s position as of the Execution Date. The employment compensation, benefits and terms required to be provided by Purchaser or one of its Affiliates under this Section 9.3(a) in their totality shall constitute a “Comparable Offer”.

(b)           Severance or Other Termination Liabilities. Seller and its Affiliates shall be solely responsible for any severance, termination indemnity, redundancy or similar termination payments or benefits that may become payable to any Business Employee (“Severance Liabilities”) who does not accept Purchaser’s offer of employment that is a Comparable Offer. For the avoidance of doubt, Purchaser shall not be responsible for any Severance Liabilities obligations for any Business Employee who is not offered or does not accept employment with Purchaser, so long as Purchaser has made a Comparable Offer to at least ninety percent (90%) of the Business Employees (the “Requisite Retention Amount”); provided that, if Purchaser does not make a Comparable Offer to at least the Requisite Retention Amount, Purchaser shall be responsible for the Severance Liabilities for the shortfall of such number of Business Employees below the Requisite Retention Amount. Further, this Section 9.3(b) shall not obligate Seller or its Affiliates to provide any severance or similar payments or benefits not otherwise required by the terms of any applicable Business Employee Benefit Plan.

(c)            Service Credit. For purposes of vesting, eligibility to participate, and solely with respect to any severance or paid time off plan, benefit accrual, under the employee benefit plans of Purchaser and its Affiliates providing benefits (other than defined benefit pension benefits or retiree welfare benefits) to any Transferred Employees after the Closing (collectively, the “New Plans”), each Transferred Employee shall be credited with such Transferred Employee’s years of service with Seller and its Affiliates and their respective predecessors prior to the Closing, to the same extent as such Transferred Employee was entitled, prior to the Closing, to credit for such service under any similar Seller Benefit Plan in which such Business Employee participated or was eligible to participate immediately prior to the Closing; provided that the foregoing shall not apply to the extent that its application would result in a duplication of benefits for the same period of service.

(d)           Welfare Plans. For purposes of each New Plan providing medical, dental, pharmaceutical or vision benefits to any Transferred Employee, Purchaser shall use commercially reasonable efforts to cause all preexisting condition exclusions, waiting periods, and actively-at-work requirements of such New Plan to be waived for such employee and such employee’s covered dependents, unless such conditions would not have been waived under the comparable Seller Benefit Plans in which such employee participated immediately prior to the Closing, and Purchaser shall use commercially reasonable efforts to cause any eligible expenses incurred by such employee and such employee’s covered dependents during the portion of the plan year of the applicable Business Employee Benefit Plan ending on the date such employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all coinsurance requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

(e)            Flexible Spending Accounts. Seller and Purchaser shall take all actions necessary or appropriate so that, effective as of the Closing Date: (i) the account balances (whether positive or negative) (the “Transferred FSA Balances”) under the applicable flexible spending plan of Seller or its Affiliates (collectively, the “Seller FSA Plan”) of the Transferred Employees who are participants in the Seller FSA Plan shall be transferred to one or more comparable plans of Purchaser (collectively, the “Purchaser FSA Plan”); (ii) the elections, contribution levels and coverage levels of such Transferred Employees shall apply under the Purchaser FSA Plan in the same manner as under the Seller FSA Plan; and (iii) such Transferred Employees shall be reimbursed from the Purchaser FSA Plan for claims incurred at any time during the plan year of the Seller FSA Plan in which the Closing Date occurs that are submitted to the Purchaser FSA Plan from and after the Closing Date on the same basis and on the same terms and conditions as under the Seller FSA Plan. As soon as practicable after the Closing Date, and in any event within ten (10) Business Days after the amount of the Transferred FSA Balances is determined, Seller shall pay Purchaser the net aggregate amount of the Transferred FSA Balances, if such amount is positive, and Purchaser shall pay Seller the net aggregate amount of the Transferred FSA Balances, if such amount is negative.

(f)            401(k) Plan. Effective as of the Closing, Purchaser shall establish participation by the Transferred Employees in Purchaser’s tax-qualified defined contribution plan or plans with a cash or deferred feature (the “Purchaser 401(k) Plan”) for the benefit of each Transferred Employee who, as of immediately prior to the Closing, was eligible to participate in a tax-qualified defined contribution plan maintained by Seller or the Seller Subsidiaries (collectively, the “Seller 401(k) Plans”). As soon as practicable after the Closing Date, the Seller 401(k) Plans shall, to the extent permitted by Section 401(k)(10) of the Code, make distributions available to the applicable Transferred Employees, and the Purchaser 401(k) Plan shall accept any such distribution (including loans) as a rollover contribution if so directed by such Transferred Employees.

(g)           Vacation/Paid Time Off. Seller shall within one payroll period following the Closing Date (or such earlier date required by applicable Law), (i) pay each Transferred Employee’s accrued and unused vacation balance (the “Accrued Vacation Balance”), in each case to the extent such Accrued Vacation Balance existed immediately prior to the Closing Date, in accordance with applicable Law. Notwithstanding the foregoing, Purchaser shall allow Transferred Employees to use the vacation and other paid time off or unpaid leave that has been scheduled prior to the Closing Date by such employees for periods on and after the Closing Date, to the same extent and on the same terms as provided under the applicable Seller Benefit Plan in effect immediately prior to the Closing Date; provided, however, that Purchaser shall not be required under this Agreement to allow more than ten percent (10%) of the Transferred Employees to take more than one week of any such previously scheduled vacation, paid time off or leave, at the same time.

Section 9.4             Short-Term Incentive Compensation.

Prior to the Closing Date (or such later date on which such individual becomes a Transferred Employee), Seller shall, or shall cause its Affiliates to, pay (a) all earned but unpaid bonuses, commissions and other cash-based incentive compensation due to any Business Employee under any Seller Benefit Plan, and (b) to each bonus-eligible Business Employee, a bonus, calculated based on actual performance through the Closing Date (or such later date on which such individual becomes a Transferred Employee), or assuming the target level of performance, in each case as determined by Seller in its sole discretion, pursuant to any cash incentive or bonus program of Seller and its Affiliates in which such Business Employee is a participant immediately prior to the Closing Date (or such later date on which such individual becomes a Transferred Employee), prorated to correspond with the Business Employee’s applicable period of employment with Seller and its Affiliates during the calendar year in which the Closing Date occurs.

Section 9.5             Other Employee Benefit Matters.

(a)           Immigration Compliance.From and after the Execution Date and following the Closing, Purchaser shall, or shall cause its applicable Affiliates to, use commercially reasonable efforts to process and support visa, green card or similar applications in respect of the Transferred Employees.

(b)           COBRA. Seller shall offer continuation coverage pursuant to the Consolidated Omnibus Budget Reconciliation Act (“COBRA”) to all employees, and beneficiaries of such employees, of the Seller and the Seller Subsidiaries who are “M&A qualified beneficiaries” (as such term is defined in Q&A 4 of Treasury Regulation section 54.4980B-9) as a result of the transaction contemplated by this Agreement and Seller shall continue offering such coverage to such individuals for as long as such individuals are eligible to receive such continuation coverage under COBRA.

(c)           Employee Notices or Communication Materials. Prior to the Closing, any employee notices or communication materials (including website postings) from Purchaser or its Affiliates to the Business Employees, including notices or communication materials with respect to employment, compensation or benefits matters addressed in this Agreement or directly related to the transactions contemplated by this Agreement or employment thereafter, shall be subject to the prior review and comment of Seller; provided, that, Purchaser shall be required to accept any such comments solely to the extent such comments correct inaccuracies and any reasonable edits relating to any statements Purchaser makes regarding Seller, any Seller Subsidiary or any Seller Benefit Plan.

(d)           Third-Party Beneficiary Rights. Without limiting the generality of Section 10.5, this Article IX is included for the sole benefit of the Parties and their respective transferees and permitted assigns and does not and shall not create any right in any Person, including any current or former employee of Seller or any of its Affiliates, any Business Employee, or any Transferred Employee. Nothing contained in this Agreement (express or implied) is intended to (i) confer upon any individual any right to employment for any period of time, or any right to a particular term or condition of employment or (ii) amend any Business Employee Benefit Plan or any employee benefit or compensation plan of Purchaser or its Affiliates. No current or former employee of Seller or any of its Affiliates, nor any Business Employee or Transferred Employee, including any beneficiary or dependent thereof, or any other Person not a party to this Agreement, shall be entitled to assert any claim against Purchaser, Seller or any of their respective Affiliates under this Article IX.

Article X

MISCELLANEOUS

Section 10.1           Interpretation; Absence of Presumption.

(a)            It is understood and agreed that the specification of any dollar amount in the representations and warranties contained in this Agreement or the inclusion of any specific item in the Seller Disclosure Schedule or the Purchaser Disclosure Schedule is not intended to imply that such amounts or higher or lower amounts, or the items so included or other items, are or are not material or would reasonably be expected to have a Business Material Adverse Effect or a Purchaser Material Adverse Effect, and no Party shall use the fact of the setting of such amounts or the fact of the inclusion of any such item in the Seller Disclosure Schedule or the Purchaser Disclosure Schedule in any dispute or controversy between the Parties as to whether any obligation, item or matter not described in this Agreement or included in the Seller Disclosure Schedule or the Purchaser Disclosure Schedule is or is not material or would reasonably be expected to have a Business Material Adverse Effect or a Purchaser Material Adverse Effect for purposes of this Agreement.

(b)           For the purposes of this Agreement: (i) words in the singular shall be held to include the plural and vice versa, and words of one gender shall be held to include the other gender as the context requires; (ii) references to the terms Article, Section, paragraph, Exhibit and Schedule are references to the Articles, Sections, paragraphs, Exhibits and Schedules to this Agreement unless otherwise specified; (iii) the terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words refer to this entire Agreement, including the Schedules and Exhibits hereto; (iv) references to “$” mean U.S. dollars, and any amounts that are denominated in a foreign currency shall be deemed to be converted into U.S. dollars at the applicable exchange rate in effect at 9:00 a.m. New York City time (as reported by Bloomberg L.P.), on the date for which such U.S. dollar amount is to be calculated, except as otherwise provided herein; (v) the word “including” and words of similar import when used in this Agreement and the Ancillary Agreements mean “including, without limitation,” unless otherwise specified; (vi) the word “or” shall not be exclusive; (vii) references to “written” or “in writing” include in electronic form; (viii) Seller and Purchaser have each participated in the negotiation and drafting of this Agreement and the Ancillary Agreements and if an ambiguity or question of interpretation should arise, this Agreement and the Ancillary Agreements shall be construed as if drafted jointly by the parties thereto and no presumption or burden of proof shall arise favoring or burdening either Party by virtue of the authorship of any of the provisions in this Agreement or the Ancillary Agreements; (ix) references to any statute shall be deemed to refer to such statute as amended through the Execution Date and to any rules or regulations promulgated thereunder as amended through the Execution Date (provided that, for purposes of any representations and warranties contained in this Agreement that are made as of a specific date, references to any statute shall be deemed to refer to such statute and any rules or regulations promulgated thereunder as amended through such specific date); (x) references to any Contract are to that Contract, as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof; (xi) a reference to any Person includes such Person’s successors and permitted assigns; (xii) any reference to “days” mean calendar days unless Business Days are expressly specified; (xiii) when calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded and if the last day of such period is not a Business Day, the period shall end on the next succeeding Business Day; and (xiv) amounts used in any calculations for purposes of this Agreement may be either positive or negative, it being understood that the addition of a negative number mean the subtraction of the absolute value of such negative number and the subtraction of a negative number mean the addition of the absolute value of such negative number. In the event of any conflict or inconsistency between the terms of this Agreement and any Ancillary Agreement, this Agreement will control.

(c)           Any disclosure with respect to a Section or schedule of this Agreement, including any Section of the Seller Disclosure Schedule or the Purchaser Disclosure Schedule, shall be deemed to be disclosed for other Sections and schedules of this Agreement, including any Section of the Seller Disclosure Schedule or the Purchaser Disclosure Schedule, to the extent that the relevance of such disclosure is reasonably apparent.

Section 10.2           Headings; Definitions. The Section and Article headings contained in this Agreement and the Ancillary Agreements are inserted for convenience of reference only and will not affect the meaning or interpretation of this Agreement and the Ancillary Agreements.

Section 10.3           Governing Law; Jurisdiction and Forum; Waiver of Jury Trial.

(a)            This Agreement shall be governed by, and construed and enforced in accordance with, the Laws of the State of Delaware, without regard to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware. In addition, each of the Parties irrevocably (i) submits to the personal jurisdiction of the Delaware Court of Chancery in and for New Castle County, or in the event (but only in the event) that such Delaware Court of Chancery does not have subject matter jurisdiction over such dispute, the United States District Court for the District of Delaware, or in the event (but only in the event) that such United States District Court also does not have jurisdiction over such dispute, any Delaware State court sitting in New Castle County (and in each case, appellate courts therefrom), in the event any dispute (whether in contract, tort or otherwise) arises out of this Agreement or the transactions contemplated hereby, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (iii) waives any objection to the laying of venue of any Action relating to this Agreement or the transactions contemplated hereby in such court, (iv) waives and agrees not to plead or claim in any such court that any Action relating to this Agreement or the transactions contemplated hereby brought in any such court has been brought in an inconvenient forum, and (v) agrees that it will not bring any Action relating to this Agreement or the transactions contemplated hereby in any court other than the Delaware Court of Chancery in and for New Castle County, or in the event (but only in the event) that such Delaware Court of Chancery does not have subject matter jurisdiction over such Action, the United States District Court for the District of Delaware, or in the event (but only in the event) that such United States District Court also does not have jurisdiction over such Action, any Delaware State court sitting in New Castle County (and in each case, appellate courts therefrom). Each Party agrees that service of process upon such Party in any such Action shall be effective if notice is given in accordance with Section 10.7.

(b)           EACH PARTY WAIVES TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM BROUGHT BY EITHER OF THEM AGAINST THE OTHER ARISING OUT OF OR IN ANY WAY CONNECTED WITH THIS AGREEMENT, THE ANCILLARY AGREEMENTS, THE CONFIDENTIALITY AGREEMENT OR ANY OTHER AGREEMENTS EXECUTED IN CONNECTION HEREWITH OR THEREWITH OR THE ADMINISTRATION HEREOF OR THEREOF OR THE TRANSACTIONS CONTEMPLATED HEREIN OR THEREIN. NO PARTY SHALL SEEK A JURY TRIAL IN ANY LAWSUIT, PROCEEDING, COUNTERCLAIM OR ANY OTHER LITIGATION PROCEDURE BASED UPON, OR ARISING OUT OF, THIS AGREEMENT, ANY ANCILLARY AGREEMENT, THE CONFIDENTIALITY AGREEMENT OR RELATED INSTRUMENTS. NO PARTY WILL SEEK TO CONSOLIDATE ANY SUCH ACTION IN WHICH A JURY TRIAL HAS BEEN WAIVED WITH ANY OTHER ACTION IN WHICH A JURY TRIAL CANNOT BE OR HAS NOT BEEN WAIVED. EACH PARTY CERTIFIES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS SET FORTH ABOVE IN THIS SECTION 10.3(b). NO PARTY HAS IN ANY WAY AGREED WITH OR REPRESENTED TO ANY OTHER PARTY THAT THE PROVISIONS OF THIS SECTION 10.3(b) WILL NOT BE FULLY ENFORCED IN ALL INSTANCES.

Section 10.             Entire Agreement. This Agreement, together with the Ancillary Agreements and the Exhibits and Schedules hereto and thereto, and the Confidentiality Agreement, constitute the entire agreement between the Parties with respect to the subject matter hereof and thereof and supersede any prior discussion, correspondence, negotiation, proposed term sheet, letter of intent, agreement, understanding or arrangement, whether oral or in writing.

Section 10.5           No Third-Party Beneficiaries. Except for Sections 5.2, 7.2 & 7.3, in each case which are intended to benefit, and to be enforceable by, the Persons specified therein, this Agreement, together with the Exhibits and Schedules hereto, are not intended to confer in or on behalf of any Person not a party to this Agreement (and their successors and assigns) any rights, benefits, causes of action or remedies with respect to the subject matter or any provision hereof provided that the Debt Financing Sources may enforce (and each is an intended third party beneficiary of) the provisions of this Section 10.5, Section 10.9 and Section 10.15.

Section 10.6           Expenses. Except as otherwise set forth in this Agreement, whether the transactions contemplated by this Agreement are consummated or not, all legal and other costs and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the Party incurring such costs and expenses.

Section 10.7           Notices. All notices and other communications to be given to any Party hereunder shall be sufficiently given for all purposes hereunder if in writing and delivered by hand, courier or overnight delivery service, or three (3) days after being mailed by certified or registered mail, return receipt requested, with appropriate postage prepaid, or by electronic mail (“Email”) transmission (so long as no failure message is generated), and shall be directed to the address set forth below (or at such other address as such Party shall designate by like notice):

If to Seller:

WideOpenWest, Inc.

7887 East Bellview Avenue, Suite 1000

Englewood, CO 80111

Email: craig.martin@wowinc.com

Attn: Craig Martin

with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

Email:     AOEmmerich@wlrk.com

ETetelbaum@wlrk.com

Attn:      Adam O. Emmerich

Elina Tetelbaum

If to Purchaser:

Atlantic Broadband (OH), LLC

2 Batterymarch Park, Suite 205

Quincy, Massachusetts 02169

Email:      lbrown@atlanticbb.com

Attn:       General Counsel

with a copy (which shall not constitute notice) to:

Morgan, Lewis & Bockius LLP

1111 Pennsylvania Ave., NW

Washington D.C. 20004

Email:      Andrew.Ray@MorganLewis.com

Attn:       Andrew M. Ray, Esq.

Section 10.8           Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of and be enforceable by the Parties and their respective successors and assigns; provided that no Party may directly or indirectly assign (whether by operation of Law or otherwise) any or all of its rights or delegate any or all of its obligations under this Agreement without the express prior written consent of the other Party.

Section 10.9           Amendments and Waivers. This Agreement may not be modified or amended, except by an instrument or instruments in writing signed by each Party. Any Party may, only by an instrument in writing, waive compliance by the other Party with any term or provision of this Agreement on the part of such other Party to be performed or complied with. The waiver by any Party of a breach of any term or provision of this Agreement shall not be construed as a waiver of any subsequent breach. No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege; provided that, notwithstanding anything to the contrary herein, Section 10.5, this Section 10.9 and Section 10.15 (and any other provision of this Agreement to the extent an amendment, modification, waiver or termination of such provision would modify the substance of any of the foregoing provisions) may not be amended, modified, waived or terminated in a manner that is adverse to a Debt Financing Source without the prior written consent of the Debt Financing Sources.

Section 10.10         Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such a determination, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner so that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 10.11         Specific Performance. The Parties agree that irreparable damage, for which monetary damages (even if available) would not be an adequate remedy, would occur in the event that the Parties do not perform any provision of this Agreement in accordance with its specified terms or otherwise breach such provisions. Accordingly, the Parties acknowledge and agree that the Parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which they are entitled in Law or in equity. Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that any other Party has an adequate remedy at Law or that any award of specific performance is not an appropriate remedy for any reason at Law or in equity Any Party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with such order or injunction. The Parties acknowledge and agree that the limitations on remedies of the Parties following termination of this Agreement set forth in Section 8.3 shall not limit the right of Seller to obtain specific performance pursuant to this Section 10.11 and that Seller is entitled to seek specific performance under this Agreement. If, prior to the Outside Date, any Party brings any Action in accordance with Section 10.3 to enforce specifically the performance of the terms and provisions hereof by any other Party, the Outside Date shall automatically be extended by (x) the amount of time during which such Action is pending, plus twenty (20) Business Days or (y) such other time period established by the court presiding over such action.

Section 10.12         Waiver of Conflicts Regarding Representation; Nonassertion of Attorney-Client Privilege.

(a)            Purchaser waives the right to assert and will not assert, and to cause its Affiliates to waive and not assert, any conflict of interest arising out of or relating to the representation, after the Closing (the “Post-Closing Representation”), of Seller or any of its Affiliates, or any shareholder, officer, employee or director of Seller or any of its Affiliates (any such Person, a “Designated Person”), in any matter involving this Agreement, the Ancillary Agreements or any agreements or transactions contemplated hereby or thereby, by any legal counsel currently representing any Designated Person in connection with this Agreement, the Ancillary Agreements or any agreements or transactions contemplated hereby or thereby, including Wachtell, Lipton, Rosen & Katz (any such representation, the “Current Representation”).

(b)           Purchaser waives and will not assert, and agrees to cause its Affiliates to waive and not assert, any attorney-client or other applicable legal privilege or protection with respect to any communication between any legal counsel and any Designated Person (including with respect to any communication occurring at or prior to the Closing, the Business) occurring during the Current Representation (the “Privileged Communications”) or in connection with any Post-Closing Representation, including in connection with a dispute with Purchaser or its Affiliates, including in respect of any claim for indemnification by a Purchaser Indemnified Party, it being the intention of the Parties that all such rights to such attorney-client and other applicable legal privilege or protection and to control such attorney-client and other applicable legal privilege or protection shall be retained by Seller and its Affiliates and that Seller, and not Purchaser or its Affiliates, shall have the sole right to decide whether or not to waive any attorney-client or other applicable legal privilege or protection. Accordingly, from and after the Closing, neither Purchaser nor any of its Affiliates shall have any access to any such communications or to the files of the Current Representation, all of which shall be and remain the property of Seller and not of Purchaser or its Affiliates or to internal counsel relating to such engagement, and none of Purchaser or its Affiliates or any Person acting or purporting to act on their behalf shall seek to obtain the same by any process on the grounds that the privilege and protection attaching to such communications and files belongs to Purchaser or its Affiliates or does not belong to Seller. Notwithstanding the foregoing, in the event that a dispute arises between Purchaser or its Affiliates, on the one hand, and a third party other than Seller or its Affiliates, on the other hand, Purchaser or its Affiliates may seek to prevent the disclosure of the Privileged Communications to such third party and request that Seller not permit such disclosure, and Seller shall consider such request in good faith.

Section 10.13         No Admission. Nothing herein shall be deemed an admission by Purchaser, Seller or any of their respective Affiliates, in any Action or proceeding by or on behalf of a third party, that Purchaser, Seller or any of their respective Affiliates, or that such third party or any of its Affiliates, is or is not in breach or violation of, or in default in, the performance or observance of any term or provisions of any Contract.

Section 10.14         Counterparts. This Agreement may be executed in one or more counterparts, and by the different Parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by facsimile or other electronic method shall be as effective as delivery of a manually executed counterpart of this Agreement.

Section 10.15         Certain Financing Provisions. Notwithstanding anything in this Agreement to the contrary, Seller on behalf of itself and each of its controlled Affiliates hereby: (a) agrees that any Action, whether in law or in equity, whether in contract or in tort or otherwise, involving the Debt Financing Sources, arising out of or relating to, this Agreement, the Debt Financing or any of the agreements (including the Debt Commitment Letter) entered into in connection with the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder shall be subject to the exclusive jurisdiction of any federal or state court in the Borough of Manhattan, New York, New York, and any appellate court thereof and each Party irrevocably submits itself and its property with respect to any such Action to the exclusive jurisdiction of such court, (b) agrees that any such Action shall be governed by the laws of the State of New York (without giving effect to any conflicts of law principles that would result in the application of the laws of another state), except as otherwise provided in the Debt Commitment Letter or other applicable definitive document relating to the Debt Financing, (c) agrees not to bring or support or permit any of its controlled Affiliates to bring or support any Action of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any Debt Financing Source in any way arising out of or relating to, this Agreement, the Debt Financing, the Debt Commitment Letter or any of the transactions contemplated hereby or thereby or the performance of any services thereunder in any forum other than any federal or state court in the Borough of Manhattan, New York, New York, (d) agrees that service of process upon Seller or its controlled Affiliates in any such Action or proceeding shall be effective if notice is given in accordance with Section 10.7, (e) irrevocably waives, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such Action in any such court, (f) knowingly, intentionally and voluntarily waives to the fullest extent permitted by applicable law trial by jury in any Action brought against the Debt Financing Sources in any way arising out of or relating to, this Agreement, the Debt Financing, the Debt Commitment Letter or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, (g) agrees that none of the Debt Financing Sources will have any liability to Seller or any of its Affiliates or Representatives (for the avoidance of doubt, not including Purchaser and its Subsidiaries) relating to or arising out of this Agreement, the Debt Financing, the Debt Commitment Letter or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, whether in law or in equity, whether in contract or in tort or otherwise and (h) agrees that the Debt Financing Sources are express third-party beneficiaries of, and may enforce, any of the provisions of this Section 10.15, and that such provisions shall not be amended in any way adverse to the Debt Financing Sources without the prior written consent of the Debt Financing Sources (such consent not to be unreasonably withheld, conditioned or delayed).

[Signature Page Follows]

IN WITNESS WHEREOF, each of the Parties has caused this Asset Purchase Agreement to be duly executed on its behalf by its officer thereunto duly authorized as of the day and year first above written.

WIDEOPENWEST, INC.

By:	/s/ Teresa Elder
Name: Teresa Elder
Title: Chief Executive Officer

WIDEOPENWEST OHIO LLC

By:	/s/ Teresa Elder
Name: Teresa Elder
Title: President

WIDEOPENWEST CLEVELAND LLC

By:	/s/ Teresa Elder
Name: Teresa Elder
Title: President

ATLANTIC BROADBAND (OH) LLC

By:	/s/ Patrick Bratton
Name: Patrick Bratton
Title: Senior Vice President and Chief Financial Officer

ATLANTIC BROADBAND FINANCE, LLC

By:	/s/ Frank van der Post
Name: Frank van der Post
Title: President

[Signature Page to Asset Purchase Agreement]